International Bank for Reconstruction and Development

Management’s Discussion & Analysis

and

Condensed Quarterly Financial Statements

December 31, 2015

(Unaudited)

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT (IBRD)

CONTENTS

DECEMBER 31, 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

I.	OVERVIEW	3

II.	FINANCIAL PERFORMANCE AND RISK MANAGEMENT	4

III.	SUMMARY OF FAIR VALUE RESULTS	13

IV.	SENIOR MANAGEMENT CHANGES	15

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2015 1

Box 1: Selected Financial Data

In millions of U.S. dollars, except ratios which are in percentages
	As of and for the six months ended		As of and for fiscal year
	December 31, 2015	December 31, 2014	June 30, 2015
Lending Highlights (Section II)

Commitments[a]	$17,040	$14,350	$23,528
Gross disbursements	14,040	11,703	19,012
Net disbursements[b]	9,572	7,144	9,999

Reported Basis (Section II)

Income Statement

Board of Governors-approved and other transfers	$(650)	$(659)	$(715)
Net income (loss)	332	(1,514)	(786)

Balance Sheet

Total assets	$349,105	$351,634	$343,225
Net investment portfolio	45,373	41,761	45,105
Net loans outstanding	163,013	154,861	155,040
Borrowing portfolio	167,691	155,548	158,853

Key Management Indicators (Section II)

Allocable Income	$83	$549	$686

Usable Equity[c]	$40,125	$39,862	$40,195

Equity-to-loans Ratio[d]	24.2%	24.9%	25.1%

a.	Commitments include guarantee commitments and guarantee facilities that have been approved by the Executive Directors.
b.	Amounts include transactions with the International Finance Corporation (IFC), and loan origination fees.
c.	Excluding amounts associated with unrealized mark-to-market gains/losses on non-trading portfolios, net and related cumulative translation adjustments.
d.	Ratio is computed using usable equity and excludes the respective periods’ income. (Fiscal year June 30, 2015 amount includes proposed transfer to the General Reserve from FY15 net income).

2 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2015

I.	Overview

This document should be read together with the International Bank for Reconstruction and Development’s (IBRD) Financial Statements and Management’s Discussion and Analysis (MD&A) for the fiscal year ended June 30, 2015 (FY15). IBRD undertakes no obligation to update any forward looking statements. Box 1 provides IBRD’s selected financial data as of, and for the six months ended, December 31, 2015 and 2014, as well as for the fiscal year ended June 30, 2015.

Business Model

IBRD, an international organization owned by its 188 member countries, is the largest Multilateral Development Bank (MDB) in the world and is one of the five institutions of the World Bank Group (WBG); the others are the International Development Association (IDA), the International Finance Corporation (IFC), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). Each of these organizations is legally and financially independent, with separate assets and liabilities. IBRD is not liable for their respective obligations. The WBG’s two goals, to be achieved by 2030, are to end extreme poverty by reducing the percentage of people living on less than $1.90 per day to no more than 3% globally, and to promote shared prosperity in a sustainable manner by fostering income growth for the bottom 40% of the population in every developing country. In October 2015, the WBG raised its poverty line figure upwards, from $1.25 to $1.90 a day, to reflect the increase in prices worldwide based on updated purchasing-power-parity data.

IBRD provides loans, guarantees, and knowledge for development focused projects and programs to middle-income and creditworthy lower-income member countries. Its main business activity is extending long-term loans that can have a final maturity of up to 35 years. Borrowers may customize their repayment terms to meet their debt management or project needs. Loans are offered on both fixed and variable terms, and in multiple currencies; though borrowers have generally preferred loans in U.S dollars and euros. IBRD also provides access to risk management tools such as derivative instruments, including currency and interest rate swaps.

IBRD’s loans are financed through its equity, and from funds borrowed in the capital markets. IBRD is rated triple-A by the major rating agencies and investors view its bonds as high quality securities. IBRD’s funding strategy is aimed at achieving the best long-term value on a sustainable basis for its borrowing members. Its ability to intermediate the funds it raises in international capital markets to developing member countries is important in helping it achieve its goals. IBRD issues its securities both through global offerings and bond issues tailored to the needs of specific markets or investor types. This is done by offering bonds to investors in various currencies, maturities, markets, and with fixed and variable terms, often opening up new markets for international investors by offering new products or bonds in emerging-market currencies. IBRD’s annual funding volumes vary from year to year. This strategy has enabled IBRD to borrow at favorable market terms and pass the savings on to its borrowing members. Funds not immediately deployed for lending are held in IBRD’s investment portfolio to provide liquidity for its operations.

Basis of Reporting

Financial Statements

IBRD’s financial statements conform with accounting principles generally accepted in the United States of America (U.S. GAAP), referred to in this document as the “reported basis”. All instruments in the investment and borrowing portfolios and all other derivatives are reported at fair value, with changes in fair value reported in the statement of income. IBRD’s loans are reported at amortized cost, except for loans with embedded derivatives, which are reported at fair value. Management uses the reported net income as the basis for deriving allocable income.

Fair Value Results

In an attempt to address the asymmetry in the reported financial statements, in which not all financial instruments are reported on the same measurement basis, IBRD reflects all financial instruments at fair value in Section III of the MD&A. The fair value of these instruments is affected by changes in market variables such as interest rates, exchange rates, and credit risk. Management uses fair value to assess the performance of the investment-trading portfolio; to manage certain market risks, including interest rate risk and commercial counterparty credit risk; and to monitor the results of the Equity Management Framework (EMF).

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2015 3

Allocable Income

IBRD makes net income distributions based on allocable income, derived from its reported net income. The primary differences between allocable income and reported net income are the unrealized gains/losses associated with its non-trading portfolios, as well as the expenses associated with the Board of Governors-approved and other transfers, which primarily relate to the allocation of the prior year’s net income.

IBRD makes extensive use of derivatives to manage its exposure to various market risks inherent in its trading and non-trading portfolios. These derivatives are primarily used to economically align the interest rate and currency bases of its assets and liabilities. However, they introduce volatility in IBRD’s reported net income through the unrealized mark-to-market gains and losses on these instruments.

In line with its financial risk management policies, IBRD intends to maintain its positions in the non-trading portfolios (loans, borrowings, and derivative instruments in the EMF). As a result, Management has consistently followed the practice of excluding unrealized mark-to-market gains and losses on its non-trading portfolios to arrive at allocable income, since adopting Financial Accounting Standards Board’s (FASB’s) guidance on derivatives and hedging in FY01, which required that derivatives be carried at fair value with changes in mark-to-market going through the income statement.

II. Financial Performance and Risk Management

As part of IBRD’s lending, borrowing, and investment activities, IBRD is exposed to market, counterparty and country credit risks. To manage these risks, IBRD has put in place a strong risk management framework, which supports Management in its oversight functions. This framework is designed to enable and support IBRD in achieving its goals in a financially sustainable manner.

Capital Adequacy

IBRD’s capital adequacy is the degree to which its equity is sufficient to withstand unexpected shocks. IBRD’s Board of Executive Directors (Board) monitors IBRD’s capital adequacy within a strategic capital adequacy framework and uses the equity-to-loans ratio as a key indicator of IBRD’s capital adequacy. The framework was first adopted in 2008, and seeks to ensure that IBRD’s equity is aligned with the financial risk associated with its loan portfolio as well as other exposures[1] over a medium-term capital-planning horizon.

At the beginning of the global financial crisis, the June 30, 2008 equity-to-loans ratio stood at 38%, significantly exceeding the capital requirements of the framework. This allowed IBRD to respond effectively to the borrowing needs of its member countries, resulting in the higher leveraging of its equity and a corresponding decline in the ratio. Since 2008, IBRD’s portfolio credit quality has improved significantly, as a result of which the capital adequacy framework was reviewed in FY14 and the minimum equity-to-loans ratio of 23%, in effect since 2008, was reduced to 20%.

Figure 1: Equity-to-Loans Ratio Trend (%)

The lowering of the minimum equity-to-loans ratio, together with the increase in paid-in capital from the General Capital Increase (GCI) and Selective Capital Increase (SCI), has enabled IBRD to increase its lending capacity and thereby support a larger volume of development lending.

As shown on Table 1, IBRD’s equity-to-loans ratio decreased from 25.1% at June 30, 2015 to 24.2% at December 31, 2015, and remained above the minimum ratio of 20%. The decrease in the ratio was primarily due to the $9.6 billion increase in net positive loan disbursements. Of this amount, $2.6 billion relates to disbursements on Deferred Drawdown Options (DDO’s). The decline in effective but undisbursed DDO’s, therefore did not have a net impact on the total exposure.

[1]	Other exposures include deferred drawdown options, irrevocable commitments, exposures to member countries’ derivatives, and guarantees.

4 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2015

Under IBRD’s currency management policy, to minimize exchange rate risk in a multi-currency environment, IBRD matches its borrowing obligations in any one currency (after derivative activities) with assets in the same currency. In addition, IBRD’s policy is to minimize the exchange rate sensitivity of its capital adequacy as measured by the equity-to-loans ratio. It implements this policy by periodically undertaking currency conversions to align the currency composition of its equity with that of its outstanding loans, across major currencies. As a result, the impact on IBRD’s equity-to-loans ratio from the exchange rate movements during the period was negligible.

Table 1: Equity-to-Loans Ratio

In millions of U.S. dollars
			Variance
As of	December 31, 2015	June 30, 2015	Total	Due to Activities	Due to Translation Adjustment
Usable paid-in capital	$14,419	$14,297	$122	$160	$(38)
Special reserve	293	293	—	—	—
General reserve[a]	26,925	26,925	—	—	—
Cumulative translation adjustment[b]	(785)	(593)	(192)	—	(192)
Other adjustments[c]	(727)	(727)	—	—	—

Equity (usable equity)	$40,125	$40,195	$(70)	$160	$(230)

Loans exposure	$164,969	$156,802	$8,167	$9,580	$(1,413)
Present value of guarantees	1,142	894	248	263	(15)
Effective but undisbursed DDOs	1,475	4,095	(2,620)	(2,620)	—
Relevant accumulated provisions	(1,756)	(1,593)	(163)	(171)	8
Deferred loan income	(433)	(418)	(15)	(18)	3
Other exposures	478	551	(73)	(73)	—

Loans (total exposure)	$165,875	$160,331	$5,544	$6,961	$(1,417)

Equity-to-Loans Ratio	24.2%	25.1%

a.	The June 30, 2015 amount includes proposed transfers to the General Reserve from FY15 net income.
b.	Excluding cumulative translation amounts associated with the unrealized mark-to-market gains/losses on non-trading portfolios, net.
c.	Other adjustments comprise relate to the net underfunded status of IBRD’s pension plans.

As a result of the General and Selective Capital Increase resolutions in the fiscal year ended June 30, 2011 (FY11), subscribed capital is expected to increase by $87.0 billion (including shares subscribed under the Voice Reform for which no paid-in capital was required), of which $5.1 billion will be paid-in. The GCI subscription period is five years and ends on March 16, 2016. The SCI subscription period is five years and ends on March 16, 2016 or March 16, 2017 depending upon individual members’ extension requests. As of December 31, 2015, $65.1 billion was subscribed, resulting in additional paid-in capital of $3.8 billion, of which $144 million was received during the first six months of the fiscal year ending June 30, 2016 (FY16).	Figure 2: Status of FY11 GCI/SCI Subscriptions as of December 31, 2015 In billions of U.S. dollars

Financial Results

The primary sources of IBRD’s income are the equity contribution and the net interest margin on its loans funded by borrowings. The main driver of the equity contribution is revenue from the derivatives used as part of the EMF. Additionally, equity contribution includes revenue from the proportion of loans which are funded by equity and certain minor adjustments including those relating to discontinued loan products. IBRD also earns revenue from other development activities, as well as the margin on its investment portfolio. In addition to the regular interest earned from the EMF, allocable income also includes net mark-to-market gains which have been realized during the year as a result of the liquidation of certain EMF positions.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2015 5

On a reported basis, IBRD had net income of $332 million for the first six months of FY16, compared with a net loss of $1,514 million during the same period in FY15. The net income during the first six months of FY16 primarily relates to the unrealized mark-to-market gains experienced on the non-trading portfolios (See Tables 2 and 5). For the first six months of FY16, IBRD’s allocable income was $83 million, compared with $549 million during the same period in FY15. The higher allocable income during the first six months of FY15 was primarily due to the $581 million of gains realized from the termination of certain EMF positions. In contrast, there were no terminations of trades during the same period in FY16.

The following is a discussion on the key drivers of IBRD’s financial performance, including a reconciliation between IBRD’s reported net income and allocable income.

Table 2: Condensed Statement of Income

In millions of U.S. dollars
For the six months ended December 31,	2015	2014	Variance
Interest revenue, net of funding costs
Interest margin	$438	$423	$15
Equity contribution, (including EMFa)	389	750	(361)
Investments	44	34	10

Net interest revenue	$871	$1,207	$(336)

Provision for losses on loans and other exposures, net[b]	(171)	(70)	(101)
Net non-interest expenses (Table 3)	(656)	(635)	(21)
Net other income (Table 4)	9	9	—
Board of Governors-approved and other transfers	(650)	(659)	9
Unrealized mark-to-market gains/(losses) on non-trading portfolios, net[a] (Table 5)	929	(1,366)	2,295

Net Income (loss)	$332	$(1,514)	$1,846

Adjustments to reconcile net income/(loss) to allocable income:
Pension and other adjustments	30	38	(8)
Board of Governors-approved and other transfers	650	659	(9)
Unrealized mark-to-market (gains)/losses on non-trading portfolios, neta, (Table 5)	(929)	1,366	(2,295)

Allocable income	$83	$549	$(466)

a.	For 2014, this includes the reclassification of net realized mark-to-market gains of $581 million, associated with the termination of certain positions under the EMF, from unrealized mark-to-market losses on non-trading portfolios, net, to equity contribution.
b.	For 2015, amount is net of $51 million of income relating to the recognition of the risk coverage received (recoverable assets) associated with the MDB Exposure Exchange Framework Agreement (EEA) transactions, which are included in other non-interest revenue on IBRD’s statement of income.

Equity Contribution and Equity Management Framework

The main driver of equity contribution is revenue from the derivatives used as part of the EMF. In addition to the regular interest income earned from the EMF, allocable income also includes net mark-to-market gains which have been realized during the year as a result of the termination of certain EMF positions. Additionally, equity contribution includes revenue from the proportion of loans which are funded by equity and certain minor adjustments including those relating to discontinued loan products.

Under its current interest rate risk management strategy, IBRD seeks to match the interest rate sensitivity of its assets (loan and investment trading portfolios) with those of its liabilities (borrowing portfolio) by using derivatives, such as interest rate swaps. These derivatives effectively convert IBRD’s financial assets and liabilities into variable-rate instruments. Approximately 25% of IBRD’s net loans and other exposures are funded by equity, as indicated by the equity-to-loans ratio of 24.2%. The interest revenue on the loans funded by equity, if left unmanaged, would be highly sensitive to fluctuations in short-term interest rates. To manage this exposure, IBRD uses an EMF, which seeks to manage the sensitivity of IBRD’s revenue from loans funded by equity to fluctuations in short-term interest rates. In particular, the EMF allows the flexibility of managing the duration of IBRD’s equity within a range of zero to five years based on market and macroeconomic conditions. It also allows IBRD to realize some of the unrealized mark-to-market gains from the positions (See figure 3).

6 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2015

For the first six months of FY16, the equity contribution amounted to $389 million, compared with $750 million for the same period in FY15, where IBRD had $581 million of realized gains as a result of the termination of certain EMF positions during that time. There were no terminations of positions during the same period in FY16. This decline was however partially offset by the increase in interest income earned during FY16, as a result of the increase in the volume of EMF positions.

As measured by duration, the interest rate sensitivity of IBRD’s equity was 4.2 years as of December 31, 2015 as compared to 4.8 years as of June 30, 2015. Consistent with the decline in the U.S. interest rates, during the first six months of FY16, IBRD had unrealized mark-to-market gains of $152 million for the EMF in its reported net income. The market value of the EMF position increased to $1.0 billion as of December 31, 2015, from $0.7 billion as of June 30, 2015.

Figure 3: EMF Income For the six months ended December 31, In millions of U.S. dollars

Net Non-Interest Expenses

As shown on Table 3, IBRD’s net non-interest expenses primarily comprise of administrative expenses, net of revenue from externally funded activities. These net expenses have remained stable over the two year period.

Table 3: Net Non-Interest Expenses

In millions of U.S. dollars
For the six months ended December 31,	2015	2014	Variance
Administrative expenses
Staff costs	$445	$399	$46
Travel	78	66	12
Consultant and contractual services	177	166	11
Pension and other post-retirement benefits	113	117	(4)
Communications and technology	24	22	2
Equipment and buildings	64	55	9
Other expenses	21	11	10

Total administrative expenses	$922	$836	$86

Grant making facilities	51	87	(36)
Revenue from externally funded activities
Reimbursable revenue – IBRD executed trust funds	(205)	(187)	(18)
Other revenue	(112)	(101)	(11)

Total revenue from externally funded activities	$(317)	$(288)	$(29)

Net non-interest expenses (Table 2)	$656	$635	$21

Net Other Income

Table 4 below provides details on the composition of net other income. The commitment fee income increased during the first six months of FY16 mainly due to the restoration, during FY15, of the 25 basis point commitment fee, which is charged on undisbursed balances. The decrease in PEBP income is due to negative investment returns experienced during the current period.

Table 4: Net Other Income

In millions of U.S. dollars
For the six months ended December 31,	2015	2014	Variance
Loan commitment fee income	$14	$7	$7
Guarantee fee income	4	3	1
Net earnings from Post-Employment Benefit Plan (PEBP)	(13)	(2)	(11)
Others	4	1	3

Net other income (Table 2)	$9	$9	$—

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2015 7

Unrealized mark-to-market gains/losses on non-trading portfolios

These mainly comprise unrealized mark-to-market gains and losses on IBRD’s loan, borrowing, and EMF portfolios. Since IBRD intends to maintain its positions in the non-trading portfolios, unrealized mark-to-market gains and losses associated with these positions, are excluded from reported net income to arrive at allocable income. As a result, from a long-term financial sustainability perspective, income allocations are made on the basis of amounts which have been realized.

As shown on Table 5, for the first six months of FY16, $929 million of unrealized mark-to-market gains ($1,366 million unrealized mark-to-market losses in the first six months of FY15) were excluded from reported net income to arrive at allocable income. See discussion below for more details.

Table 5: Unrealized Mark-to-Market Gains/Losses, on Non-Trading Portfolios, net

In millions of U.S. dollars
	For the six months ended December 31, 2015
	Unrealized gains (losses), excluding realized amounts	Realized gains	Total
Borrowing portfolio[b]	$771 [a]	$15	$786
Loan portfolio[b]	14	—	14
EMF	152	—	152
Asset-liability management portfolio[c]	(2)	—	(2)
Client operations portfolio	(6)	—	(6)

Total (Table 2)	$929	$15	$944

	For the six months ended December 31, 2014
	Unrealized gains (losses), excluding realized amounts	Realized gains	Total
Borrowing portfolio[b]	$(279)[a]	$9	$(270)
Loan portfolio[b]	(563)	—	(563)
EMF	(520)[a]	581	61
Asset-liability management portfolio[c]	*	—	*
Client operations portfolio	(4)	—	(4)

Total (Table 2)	$(1,366)	$590	$(776)

a.	Includes adjustments to reclass net realized mark-to-market gains (losses) to the related interest income and expense lines for allocable income purposes.
b.	Includes related derivatives.
c.	Included in other derivatives on the Condensed Balance Sheet.
*	Indicates amounts less than $0.5 million.

Loan portfolio: On a reported basis, while the derivatives which convert IBRD’s loans to variable rates are reported at fair value, all loans are reported at amortized cost, with the exception of one loan with an embedded derivative, which is reported at fair value. As a result, while from an economic perspective, all of IBRD’s loans after the effect of derivatives carry variable rates, and therefore have a low sensitivity to interest rates, this is not reflected in its reported net income. In order to show the effect of its risk management policies, IBRD reflects its loans at fair value in the MD&A. See Section III for more details.

Borrowing portfolio: Given that all of the derivatives and the related underlying borrowings are at fair value, there is no asymmetry in the reported net income, and therefore, unrealized mark-to-market gains and losses on the borrowing related derivatives are correspondingly offset by unrealized mark-to-market gains and losses on the underlying borrowings. As a result, since IBRD does not hedge its own credit, the main component of the net unrealized mark-to-market gains and losses relates to the impact of the change in IBRD’s own credit. See Section III for more details.

8 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2015

Balance Sheet Analysis

IBRD’s principal assets are its loans to member countries. These are financed by IBRD’s equity and proceeds of borrowings from capital markets.

Table 6: Condensed Balance Sheet

In millions of U.S. dollars
As of	December 31, 2015	June 30, 2015	Variance
Investments and due from banks	$50,292	$50,339	$(47)
Net loans outstanding	163,013	155,040	7,973
Receivable from derivatives	131,677	134,325	(2,648)
Other assets	4,123	3,521	602

Total assets	$349,105	$343,225	$5,880

Borrowings	$167,527	$160,980	$6,547
Payable for derivatives	131,483	132,324	(841)
Other liabilities	11,117	11,284	(167)
Equity	38,978	38,637	341

Total liabilities and equity	$349,105	$343,225	$5,880

Loan portfolio

As part of its lending activities, consistent with its mandate, IBRD has exposure to sovereign (country) credit risk. Country credit risk reflects potential losses arising from protracted arrears on payments from borrowers on loans and other exposures. IBRD manages this risk by applying individual country exposure limits within an overall statutory lending limit as prescribed in the Articles. These limits take into account the creditworthiness and performance of borrowers. In addition, to ensure that the financial risks associated with its loans and other exposures do not exceed its risk-bearing capacity, IBRD uses a strategic capital adequacy framework as a key medium-term capital planning tool.

Portfolio Concentration Risk

Portfolio concentration risk, which arises when a small group of borrowers account for a large share of loans outstanding, is a key concern for IBRD. The ten countries with the highest exposures accounted for about 65% of IBRD’s total exposure, as of December 31, 2015.

The concentration risk is carefully managed, in part, by applying an exposure limit to a single borrowing country for the aggregate balance of loans outstanding, the present value of guarantees, the undisbursed portion of Deferred Drawdown Options (DDOs), and other eligible exposures that have become effective. Under the current guidelines, IBRD’s exposure to a single borrowing country is restricted to the lower of an Equitable Access Limit (EAL) and the Single Borrower Limit (SBL). There are currently five countries subject to the SBL. The SBL effective on December 31, 2015 was $20.0 billion for India and $19.0 billion for the other four SBL-eligible borrowing countries (Brazil, China, Indonesia, and Mexico), lower than the EAL of $28.3 billion at December 31, 2015.

Figure 4: Country Exposures as of December 31, 2015 In billions of U.S. dollars

Exposure Exchange Agreement

Following approval by the Board, IBRD signed, together with the African Development Bank (AfDB) and the Inter-American Development Bank (IADB), an MDB EEA on December 15, 2015 (See Table 7).

Under the EEA, each MDB exchanges credit risk exposure of a reference portfolio supported by underlying loans to borrowing member countries. For each MDB, EEAs, through diversification benefits, have the potential to help reduce credit risk at the portfolio level; improve the risk-weighted capital ratios especially by addressing exposure

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2015 9

concentration concerns; and create lending headroom for individual borrowing countries where MDBs may be constrained. The EEA involves the receipt of protection and the provision of protection for nonpayment in the reference portfolio by each MDB to the other. The protection received and the protection provided are two separate transactions: (a) a receipt of an asset for the right to be indemnified, and receive risk coverage (recoverable asset) and (b) the provision of a financial guarantee, respectively (see Note D: Loans and Other Exposures to the Condensed Quarterly Financial Statements).

Table 7: Exposure Exchange Agreements

In millions of U.S. dollars

As of	December 31, 2015		June 30, 2015
	Protection Received	Protection Provided	Protection Received	Protection Provided
Exposure Exchange Agreement
MIGA	$90	$88	$96	$94
IADB	2,021	2,021	—	—
AfDB	1,588	1,588	—	—

Total notional	$3,699	$3,697	$96	$94

Provision on Loans and Other Exposures

IBRD records a provision to reflect the probable losses inherent in its loan portfolio and other exposures, including protection provided under the MDB EEA. As of December 31, 2015, IBRD had an accumulated provision for losses on loans and other exposures of $1,807 million, which was approximately 1% of these exposures, ($1,593 million as of June 30, 2015—1% of exposures). The December 31, 2015 accumulated provision for losses on loans and other exposures excludes the $51 million recoverable asset associated with the protection received under the MDB EEA. The recoverable asset is included in other assets on the condensed quarterly balance sheet.

As of December 31, 2015, only 0.3% of IBRD’s loans were in nonaccrual status and were all related to Zimbabwe. (Refer to Note D: Loans and Other Exposures in the Notes to the Condensed Quarterly Financial Statements).

For the first six months of FY16, there was a charge of $171 million, including $51 million of income and $42 million of expense, relating to the protection received and protection provided under the MDB EEA transactions, respectively. The charge reflects an increase in net loan disbursements and the change in the credit quality of the loan portfolio during the period. This compares with a charge of $70 million in the same period in FY15, primarily reflecting an increase in net loan disbursements during the period.

Lending Activities

As of December 31, 2015, IBRD’s net loans outstanding amounted to $163.0 billion, an increase of $8.0 billion or 5.1% compared with June 30, 2015. The increase was mainly attributable to $9.6 billion in net positive loan disbursements made in the first six months of FY16, partially offset by currency translation losses of $1.4 billion.

In the first six months of FY16, IBRD had new loan commitments totaling $17.0 billion, 19% higher than the same period in FY15 (Table 8). The increase in loan commitments was primarily to the countries in the Middle East and North Africa region.

Gross disbursements during the first six months of FY16 were $14.0 billion, 20% above the same period in FY15 (Table 9). The higher gross disbursement level in FY16 is primarily due to higher disbursements to the countries in the Middle East and North Africa and East Asia and Pacific regions.

Figure 5: Net Loans Outstanding In billions of U.S. dollars

10 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2015

Table 8: Commitments by Region – For the Fiscal Year-To-Date

In millions of U.S. dollars
For the six months ended	December 31, 2015		December 31, 2014
	Commitments	% of total	Commitments	% of total	Variance
Africa	$390	2%	$559	4%	$(169)
East Asia and Pacific	1,390	8	3,617	25	(2,227)
Europe and Central Asia	5,165	30	4,970	35	195
Latin America and the Caribbean	3,695	22	3,415	24	280
Middle East and North Africa	4,900	29	1,789	12	3,111
South Asia	1,500	9	—	—	1,500

Total	$17,040	100%	$14,350	100%	$2,690

Table 9: Gross Disbursements by Region - For the Fiscal Year-To-Date

In millions of U.S. dollars
	December 31, 2015		December 31, 2014
For the six months ended	Disbursements	% of total	Disbursements	% of total	Variance
Africa	$640	5%	$602	5%	$38
East Asia and Pacific	3,320	24	1,805	15	1,515
Europe and Central Asia	3,263	23	4,062	35	(799)
Latin America and the Caribbean	3,186	22	3,826	33	(640)
Middle East and North Africa	3,115	22	1,095	9	2,020
South Asia	516	4	313	3	203

Total	$14,040	100%	$11,703	100%	$2,337

Investment Portfolio

Funds raised through IBRD’s borrowing activity which have not yet been deployed for lending, are held in IBRD’s investment portfolio to ensure liquidity for its operations. IBRD restricts its liquid assets to high-quality investments as its investment objective prioritizes principal protection over yield. Liquid assets are therefore managed conservatively, and are primarily held for potential disruptions in IBRD’s access to capital markets.

IBRD has operated at levels of liquidity in the range of between 140% and 175% of the prudential minimum. The prudential minimum liquidity level has been set at $27.5 billion for FY16, and the liquid asset portfolio was at 161% of this level as of December 31, 2015.

Commercial Counterparty Credit Risk

Commercial counterparty credit risk is managed by applying eligibility criteria, volume limits for transactions with individual counterparties, and using mark-to-market collateral arrangements for swap transactions. The effective management of this risk is vital to the success of IBRD’s funding, investment, and asset/liability management. The monitoring and managing of this risk is continuous, given the changing market environment.

As a result of IBRD’s use of mark-to-market collateral arrangements for swap transactions, its residual commercial counterparty credit risk is concentrated in the investment portfolio. As shown on Table 10, the credit quality of IBRD’s portfolio remains concentrated in the upper end of the credit spectrum, with 70% of the portfolio rated AA or above and the remaining portfolio primarily rated A. The A rated counterparties primarily consisted of financial institutions (limited to short-term deposits and swaps) and sovereigns. Most of the BB or lower rated exposure relates to IBRD’s investment in a debt security issued by the Hypo Alpe-Adria Bank.

In FY07, IBRD purchased for $190 million a debt security issued by an Austrian bank, Hypo Alpe-Adria, which was fully guaranteed by the state of Carinthia. As of December 31, 2015, this debt security had a carrying value of $26 million. The loss in the value of the security is the result of legislation passed in FY14 to cancel the underlying debt. In July 2015, this legislation was overturned and ruled by the Austrian Constitutional Court as unconstitutional and the guarantee was reinstated. The investment had a carrying value of $13 million as of June 30, 2015, resulting in unrealized mark-to-market gains of $13 million during the six month period ended December 31, 2015. IBRD will continue to monitor the value of this investment and related market developments.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2015 11

Table 10: Commercial Credit Exposure, Net of Collateral Held, by Counterparty Rating

In millions of U.S. dollars
	As of December 31, 2015
	Investments		Net Swap Exposure	Total Exposure
Counterparty Rating[a]	Sovereigns	Agencies, Commercial paper, Asset-Backed Securities, Corporates and Time Deposits			% of Total
AAA	$11,007	$9,685	$—	$20,692	44%
AA	3,088	8,868	167	12,123	26
A	10,396	3,308	109	13,813	30
BBB	45	13	3	61		*
BB or lower/unrated	—	34	—	34		*

Total	$24,536	$21,908	$279	$46,723	100%

	As of June 30, 2015
	Investments		Net Swap Exposure	Total Exposure
Counterparty Rating[a]	Sovereigns	Agencies, Commercial paper, Asset-Backed Securities, Corporates and Time Deposits			% of Total
AAA	$10,451	$9,571	$—	$20,022	42%
AA	4,385	9,375	78	13,838	29
A	7,336	5,997	107	13,440	28
BBB	223	8	2	233		*
BB or lower/unrated	—	18	5	23		*

Total	$22,395	$24,969	$192	$47,556	100%

a.	Average rating is calculated using available ratings from the three major rating agencies; however, if ratings are not available from each of the three rating agencies. IBRD uses the average of the ratings available from any of such rating agencies or a single rating to the extent that an instrument or issuer (as applicable) is rated by only one rating agency.
*	Indicates amount less than $0.5 million or percentage less than 0.5%.

Liquid Asset Portfolio

As of December 31, 2015, the net investment portfolio totaled $45.4 billion (Figure 6), with $44.2 billion representing the liquid asset portfolio (see Note C: Investments to the Condensed Quarterly Financial Statements). This compares with an investment portfolio valued at $45.1 billion as at June 30, 2015, with $44.0 billion representing the liquid asset portfolio.

During the first six months of FY16, interest revenue net of funding cost, from the investment portfolio, amounted to $44 million. This compares with $34 million during the same period in FY15. The increase during FY16, was primarily due to higher interest income and lower unrealized mark-to-market losses on the portfolio, compared with FY15.

Figure 6: Liquid Asset Portfolio In billions of U.S. dollars

Borrowing Portfolio

IBRD issues debt securities to both institutional and retail investors in a variety of currencies. During the first six months of FY16, IBRD raised medium and long-term debt of $19.4 billion in 17 currencies.

As of December 31, 2015, the borrowing portfolio totaled $167.7 billion, an increase of $8.8 billion from June 30, 2015 (see Note E: Borrowings in the Notes to the Condensed Quarterly Financial Statements). This increase was mainly due to net new issuances of $9.8 billion to support the increase in loan disbursements partially offset by unrealized mark-to-market gains of $0.8 billion and currency translation gains of $0.6 billion.

Figure 7: Borrowing Portfolio In billions of U.S. dollars

12 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2015

III. Summary of Fair Value Results

Fair Value Adjustments

An important element in achieving IBRD’s financial goals is its ability to minimize the cost of borrowing from capital markets for lending to member countries by using financial instruments, including derivatives. The fair value of these financial instruments is affected by changes in the market environment such as interest rates, exchange rates and credit risk. Fair value is used mainly to assess the performance of the investment trading portfolio, to monitor the results of the EMF, and to manage certain market risks, including interest rate and commercial credit risk for derivative counterparties.

As shown in Table 11, on a fair value basis, if interest rates increased by one basis point, IBRD would experience a net unrealized mark-to-market loss of approximately $24 million as of December 31, 2015.

Table 11: Effect of Interest Rates and Credit on IBRD’s Fair Value Income

In millions of U.S. dollars
As of December 31, 2015	Interest Rate Effect on Fair Value Income[a]	Credit Effect on Fair Value Income[b]
	Sensitivity[c]	Sensitivity[c]
Borrowing portfolio	$3	$47
Loan portfolio	(9)	(28)
EMF	(17)	*
Investment portfolio	(1)	3

Total (loss)/gains	$(24)	$22

a.	After the effects of derivatives.
b.	Excludes CVA adjustment on swaps.
c.	Amount represents dollar change in fair value corresponding to a one basis-point parallel upward shift in interest rates.
*	Sensitivity is marginal.

Figure 8 provides a further breakdown of how the use of derivatives affects the overall sensitivity of the loan and borrowing portfolios. For example, for the borrowing portfolio, a one basis point increase in interest rates would result in net unrealized mark-to-market gains of $47 million on the bonds. These would be significantly offset by the $44 million of net unrealized mark-to-market losses on the related swaps, resulting in net unrealized mark-to-market gains of $3 million for the portfolio.

Figure 8: Sensitivity to Interest Rates as of December 31, 2015

(Dollar change in fair value corresponding to a one-basis-point upward parallel shift in interest rates)

In millions of U.S. dollars

Borrowing Portfolio	Loan Portfolio	EMF	Investment Portfolio

For the first six months of FY16, IBRD experienced net unrealized mark-to-market gains on a fair value basis of $45 million on its non-trading portfolios. See Table 12 below for details.

Table 12: Summary of Fair Value Adjustments on Non-Trading Portfoliosa

In millions of U.S. dollars
For the six months ended December 31,	2015	2014
Borrowing portfolio	$784	$(270)
Loan portfolio	(891)	(1,679)
EMF	152	61

Total (Table 15)	$45	$(1,888)

a.	See Table 14 for reconciliation to the fair value comprehensive basis net income.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2015 13

Effect of Interest and Credit

IBRD uses derivatives in its trading and non-trading portfolios to arrive at floating rate instruments, as part of its risk management strategies. The sensitivity of these portfolios to interest rate movements, after the effect of derivatives is therefore low, resulting in relatively small interest rate related unrealized mark-to-market gains/losses in income (Figure 8).

For the first six months of FY16, the unrealized mark-to-market gains on the EMF position of $152 million were primarily due to the decrease in U.S. interest rates experienced during the first six months of FY16.

For the first six months of FY16, IBRD experienced $784 million of unrealized mark-to-market gains on the borrowing portfolio, which is mainly comprised of $1.0 billion unrealized mark-to-market gains due to the widening of the credit spreads, partially offset by $272 million of mark-to-market losses due to the decline in interest rates. As shown on Table 11, the dollar value change corresponding to a one-basis-point upward parallel shift in interest rates on IBRD’s own credit relative to LIBOR is about $47 million of unrealized mark-to-market gains.

For the first six months of FY16, IBRD experienced $891 million of unrealized mark-to-market losses on the loans portfolio, which is mainly comprised of $1.4 billion unrealized mark-to-market losses due to the widening of the credit spreads for several of its borrowing member countries during the same period. As shown on Table 11, the dollar value change corresponding to a one-basis-point upward parallel shift in CDS rates on the loan portfolio is about $28 million of unrealized mark-to-market losses. See the June 30, 2015, MD&A for a detailed discussion on how the credit risk of each portfolio is managed.

Fair Value Results

As non-financial assets and liabilities are not reflected at fair value, IBRD’s equity is not intended to reflect fair value. Under the fair value basis, in addition to the instruments in the investment and borrowing portfolios, and all other derivatives, loans are reported at fair value and all changes in AOCI are also included in fair value net income. Tables 13-14 provide a reconciliation from the reported basis to the fair value basis for both the balance sheet and income statement.

Table 13: Condensed Balance Sheet on a Fair Value Basis

In millions U.S. dollars

	As of December 31, 2015			As of June 30, 2015
	Reported Basis	Adjustments	Fair Value Basis	Reported Basis	Adjustments		Fair Value Basis
Due from banks	$361	—	$361	$388	—		$388
Investments	49,931	—	49,931	49,951	—		49,951
Net loans outstanding	163,013	$(57)	162,956	155,040	$870		155,910
Receivable from derivatives	131,677	—	131,677	134,325	—		134,325
Other assets	4,123	—	4,123	3,521	—		3,521

Total assets	$349,105	$(57)	$349,048	$343,225	$870		$344,095

Borrowings	$167,527	$11 [a]	$167,538	$160,980	$8	[a]	$160,988
Payable for derivatives	131,483	—	131,483	132,324	—		132,324
Other liabilities	11,117	—	11,117	11,284	—		11,284

Total liabilities	310,127	11	310,138	304,588	8		304,596
Paid-in capital stock	15,336	—	15,336	15,192	—		15,192
Retained earnings and other equity	23,642	(68)	23,574	23,445	862		24,307

Total equity	38,978	(68)	38,910	38,637	862		39,499

Total liabilities and equity	$349,105	$(57)	$349,048	$343,225	$870		$344,095

a.	Amount represents amortization of transition adjustment relating to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

14 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2015

Table 14: Reconciliation from Net Income to Income on a Fair Value Comprehensive Basis

In millions U.S. dollars
For the six months ended December 31,	2015	2014	Variance
Net income (loss) from Table 2	$332	$(1,514)	$1,846
Fair value adjustment on loans	(905)	(1,116)	211
Changes to AOCI:
Currency translation adjustments	(188)	(585)	397
Others	67	101	(34)

Net (loss) on fair value comprehensive basis	$(694)	$(3,114)	$2,420

Table 15: Fair Value Adjustments, net

In millions of U.S. dollars
	For the six months ended December 31, 2015
	Unrealized gains (losses)	Realized gains	Fair Value Adjustment from Table 14	Other Adjustments		Total from Table 12
Borrowing portfolio[c]	$771 [a]	$15	—	$(2)[b]		$784
Loan portfolio[c]	14	—	$(905)	—		(891)
EMF[d]	152	—	—	—		152
Asset-liability management portfolio[d]	(2)	—	—	2		—
Client operations portfolio	(6)	—	—	6		—

Total	$929	$15	$(905)	$6		$45

	For the six months ended December 31, 2014
	Unrealized gains (losses)	Realized gains	Fair Value Adjustment from Table 14	Other Adjustments		Total from Table 12
Borrowing portfolio[c]	$(279)[a]	$9	—	$ (*	)[b]	$(270)
Loan portfolio[c]	(563)	—	$(1,116)	—		(1,679)
EMF[d]	(520)[a]	581	—	—		61
Asset-liability management portfolio[d]	*	—	—	(*	)	—
Client operations portfolio	(4)	—	—	4		—

Total	$(1,366)	$590	$(1,116)	$4		$(1,888)

a.	Includes adjustments to reclass net realized mark-to-market gains (losses) to the related interest income and expense lines for allocable income purposes.
b.	Amount represents amortization of transition adjustment relating to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000, included in AOCI.
c.	Includes related derivatives.
d.	Included in other derivatives on the Condensed Balance Sheet.
*	Indicates amounts less than $0.5 million.

IV.	Senior Management Changes

Effective February 29, 2016, Shaolin Yang will become WBG Managing Director and Chief Administrative Officer following the creation of this new position in December 2015.

Effective February 1, 2016, Joaquim Levy succeeded Bertrand Badré as WBG Managing Director and Chief Financial Officer.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2015 15

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT (IBRD)

CONTENTS

December 31, 2015

CONDENSED QUARTERLY FINANCIAL STATEMENTS

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2015 (UNAUDITED) 16

CONDENSED BALANCE SHEET

Expressed in millions of U.S. dollars

	December 31, 2015 (Unaudited)	June 30, 2015 (Unaudited)
Assets
Due from banks—Notes C and K
Unrestricted cash	$320	$311
Restricted cash	41	77

	361	388

Investments-Trading (including securities transferred under repurchase agreements or securities lending agreements of $418 million—December 31, 2015; $844 million—June 30, 2015)—Note C	46,954	47,823
Securities purchased under resale agreements—Note C	2,977	2,128
Derivative assets
Investments—Notes C, F and K	23,387	22,196
Loans—Notes D, F and K	4,128	3,902
Client operations—Notes D, F, I and K	26,201	28,739
Borrowings—Notes E, F and K	76,353	78,267
Others—Notes F and K	1,608	1,221

	131,677	134,325

Loans outstanding—Notes D, I and K
Total loans	227,755	217,223
Less undisbursed balance	62,579	60,211

Loans outstanding (including a loan at fair value of $118 million—December 31, 2015; $125 million—June 30, 2015)	165,176	157,012
Less:
Accumulated provision for loan losses	1,730	1,554
Deferred loan income	433	418

Net loans outstanding	163,013	155,040
Other assets—Notes C, D, E and I	4,123	3,521

Total assets	$349,105	$343,225

17 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2015 (UNAUDITED)

	December 31, 2015 (Unaudited)	June 30, 2015 (Unaudited)
Liabilities
Borrowings—Notes E and K	$167,527	$160,980
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received—Notes C and K	2,843	3,575
Derivative liabilities
Investments—Notes C, F and K	22,991	21,279
Loans—Notes D, F and K	5,137	5,535
Client operations—Notes D, F, I and K	26,208	28,747
Borrowings—Notes E, F and K	76,517	76,140
Others—Notes F and K	630	623

	131,483	132,324

Other liabilities—Notes C, D and I	8,274	7,709

Total liabilities	310,127	304,588

Equity
Capital stock—Note B
Authorized (2,307,600 shares—December 31, 2015, and June 30, 2015)
Subscribed (2,116,214 shares—December 31, 2015, and 2,095,748 shares—June 30, 2015)	255,289	252,821
Less uncalled portion of subscriptions	239,953	237,629

Paid-in capital	15,336	15,192
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	(322)	(304)
Receivable amounts to maintain value of currency holdings	(305)	(365)
Deferred amounts to maintain value of currency holdings	(256)	(174)
Retained earnings (see Condensed Statement of Changes in Retained Earnings; Note G)	27,833	27,501
Accumulated other comprehensive loss—Note J	(3,308)	(3,213)

Total equity	38,978	38,637

Total liabilities and equity	$349,105	$343,225

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2015 (UNAUDITED) 18

CONDENSED STATEMENT OF INCOME

Expressed in millions of U.S. dollars

	Three Months Ended December 31, (Unaudited)		Six Months Ended December 31, (Unaudited)
	2015	2014	2015	2014
Net interest revenue
Interest revenue
Loans, net—Note D	$367	$290	$697	$580
Equity management, net	174	79	358	172
Investments—Trading, net	68	52	127	103
Other, net	3	1	4	2
Interest expenses
Borrowings, net—Note E	(164)	(95)	(290)	(189)

Net interest revenue, before provision for losses	448	327	896	668

Provision for losses on loans and other exposures—Note D	(124)	(30)	(222)	(70)

Net interest revenue, after provision for losses	324	297	674	598

Non interest revenue
Revenue from externally funded activities—Note I	200	175	317	288
Commitment charges—Note D	7	3	14	7
Other, net	52	1	53	2

Total	259	179	384	297

Non interest expenses
Administrative—Note I	(459)	(375)	(809)	(719)
Pension—Note H	(58)	(59)	(113)	(117)
Contributions to special programs	(21)	(54)	(51)	(87)

Total	(538)	(488)	(973)	(923)

Board of Governors-approved and other transfers—Note G	(650)	(659)	(650)	(659)
Unrealized mark-to-market gains (losses) on Investments-Trading portfolio, net—Notes F and K	5	(22)	(47)	(51)
Unrealized mark-to-market gains (losses) on non-trading portfolios, net—Notes D, E, F and K	187	(404)	944	(776)

Net (loss) income	$(413)	$(1,097)	$332	$(1,514)

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

19 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2015 (UNAUDITED)

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

Expressed in millions of U.S. dollars

	Three Months Ended December 31, (Unaudited)		Six Months Ended December 31, (Unaudited)
	2015	2014	2015	2014
Net (loss) income	$(413)	$(1,097)	$332	$(1,514)
Other comprehensive income—Note J
Reclassification to net income:
Derivatives and hedging transition adjustment	1	—	1	1
Amortization of unrecognized net actuarial losses	29	44	58	89
Amortization of unrecognized prior service costs	5	6	11	12
Currency translation adjustment	(171)	(135)	(165)	(573)

Total other comprehensive (loss)	(136)	(85)	(95)	(471)

Comprehensive (loss) income	$(549)	$(1,182)	$237	$(1,985)

CONDENSED STATEMENT OF CHANGES IN RETAINED EARNINGS

Expressed in millions of U.S. dollars

	Six Months Ended December 31, (Unaudited)
	2015	2014
Retained earnings at beginning of the fiscal year	$27,501	$28,287
Net income (loss) for the period	332	(1,514)

Retained earnings at end of the period	$27,833	$26,773

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2015 (UNAUDITED) 20

CONDENSED STATEMENT OF CASH FLOWS

Expressed in millions of U.S. dollars

	Six Months Ended December 31, (Unaudited)
	2015	2014
Cash flows from investing activities
Loans
Disbursements	$(14,013)	$(11,681)
Principal repayments	4,468	4,559
Loan origination fees received	11	12
Net derivatives-loans	8	5
Other investing activities, net	(60)	(64)

Net cash used in investing activities	(9,586)	(7,169)

Cash flows from financing activities
Medium and long-term borrowings
New issues	19,581	28,313
Retirements	(19,987)	(20,682)
Net short-term borrowings	10,488	(1,825)
Net derivatives-borrowings	(122)	(259)
Capital subscriptions	144	518
Other capital transactions, net	32	27

Net cash provided by financing activities	10,136	6,092

Cash flows from operating activities
Net income (loss)	332	(1,514)
Adjustments to reconcile net income (loss) to net cash used in operating activities
Unrealized mark-to-market (gains) losses on non-trading portfolios, net	(944)	776
Depreciation and amortization	338	396
Provision for losses on loans and other exposures	222	70
Changes in:
Investments-Trading, net	(287)	(498)
Other assets and liabilities	(186)	665

Net cash used in operating activities	(525)	(105)

Effect of exchange rate changes on unrestricted cash	(16)	(103)

Net increase (decrease) in unrestricted cash	9	(1,285)
Unrestricted cash at beginning of the fiscal year	311	3,606

Unrestricted cash at end of the period	$320	$2,321

Supplemental disclosure
(Decrease) increase in ending balances resulting from exchange rate fluctuations
Loans outstanding	$(1,413)	$(4,224)
Investment portfolio	(19)	(288)
Borrowing portfolio	(629)	(3,127)
Capitalized loan origination fees included in total loans	27	22
Interest paid on borrowings	133	33

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

21 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2015 (UNAUDITED)

NOTES TO CONDENSED QUARTERLY FINANCIAL STATEMENTS

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

Basis of Preparation

These unaudited condensed quarterly financial statements should be read in conjunction with the June 30, 2015, audited financial statements and notes included therein. The condensed comparative information that has been derived from the June 30, 2015, audited financial statements has not been audited. In the opinion of management, the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of IBRD’s financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed quarterly financial statements and the reported amounts of income and expenses during the reporting periods. Due to the inherent uncertainty involved in making those estimates, actual results could differ from those estimates. Areas in which significant estimates have been made include, but are not limited to, the provision for losses on loans and other exposures, valuation of certain instruments carried at fair value, and valuation of pension and other postretirement plan-related liabilities. The results of operations for the first six months of the current fiscal year are not necessarily indicative of results that may be expected for the full year.

Certain reclassifications of the prior year’s information have been made to conform with the current year’s presentation. In particular, the presentation for unrealized mark-to-market gains and losses on the non-trading portfolios and unrealized mark-to-market gains and losses on the Investments-Trading portfolio on the Statement of Income was changed to better reflect net interest revenue. These amounts were previously presented either as separate lines within revenue and expenses related to individual portfolios (Loans, Borrowings, Equity management and Other) or were included within revenues (Investments-Trading, net). As a result:

•	On the Condensed Statement of Income, for the six months ended December 31, 2014, revenue from Loans, net, Equity management, net and Other, net increased by $506 million, while expenses from Borrowings, net decreased by $270 million. This change was offset by Unrealized mark-to-market losses on non-trading portfolios of $776 million.

•	Similarly, on the Condensed Statement of Income, for the six months ended December 31, 2014, interest revenue from Investments-Trading, net increased by $51 million while the related unrealized mark-to-market losses increased by $51 million.

There was no net effect on net income (loss) for the three and six months ended December 31, 2014 due to these reclassifications.

Accounting and Reporting Developments

In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Act) became law. The Act seeks to reform the U.S. financial regulatory system by introducing new regulators and extending regulation over new markets, entities, and activities. The implementation of the Act is dependent on the development of various rules to clarify and interpret its requirements. As the rules are being developed, IBRD continues to assess the impact on its business. As of December 31, 2015, IBRD believes that the Act has not had any significant effect on its business.

In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. The ASU defers for one year the effective date of ASU 2014-09 Revenue from Contracts with Customers. As a result for IBRD, ASU 2014-09 will be effective beginning from the quarter ending September 30, 2018, with earlier application permitted as of the quarter ending September 30, 2017.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The ASU makes targeted amendments to existing guidance on recognition and measurement of financial instruments that primarily affect the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. The new guidance requires that changes in the fair value of financial liabilities measured under the fair value option that are attributable to instrument-specific credit risk are recognized in Other Comprehensive Income (OCI). For IBRD, the ASU will be effective from the quarter ending September 30, 2018. Early adoption is permitted only for certain provisions. IBRD is currently evaluating the impact of this ASU on its financial statements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2015 (UNAUDITED) 22

NOTE B—CAPITAL STOCK

The following table provides a summary of changes in IBRD’s authorized and subscribed shares during the six months ended December 31, 2015 and the fiscal year ended June 30, 2015:

	Authorized shares	Subscribed shares
As of June 30, 2014	2,307,600	1,929,711
General and Selective Capital Increase (GCI/SCI)	—	166,037

As of June 30, 2015	2,307,600	2,095,748
GCI/SCI	—	20,466

As of December 31, 2015	2,307,600	2,116,214

The following table provides a summary of the changes in subscribed capital, uncalled portion of subscriptions and paid-in capital during the six months ended December 31, 2015 and the fiscal year ended June 30, 2015:

In millions of U.S. dollars
	Subscribed capital	Uncalled portion of subscriptions	Paid-in capital
As of June 30, 2014	$232,791	$(218,786)	$14,005
GCI/SCI	20,030	(18,843)	1,187

As of June 30, 2015	252,821	(237,629)	15,192
GCI/SCI	2,468	(2,324)	144

As of December 31, 2015	$255,289	$(239,953)	$15,336

The uncalled portion of subscriptions is subject to call only when required to meet the obligations incurred by IBRD as a result of borrowings, or guaranteeing loans.

NOTE C—INVESTMENTS

As of December 31, 2015, IBRD’s investments include the liquid asset portfolio and holdings relating to the Advance Market Commitment for Pneumococcal Vaccines Initiative (AMC), Post Employment Benefit Plan (PEBP), and the Post Retirement Contribution Reserve Fund (PCRF) which is used to stabilize IBRD’s contributions to the pension plan.

The composition of IBRD’s net investment portfolio as of December 31, 2015 and June 30, 2015 was as follows:

In millions of U.S. dollars
	December 31, 2015	June 30, 2015
Net investment portfolio
Liquid asset portfolio	$44,233	$43,983
PCRF holdings	90	60
AMC holdings	142	156
PEBP holdings	908	906

Total	$45,373	$45,105

Investments held by IBRD are designated as trading and are carried and reported at fair value, or at face value which approximates fair value. As of December 31, 2015, the majority of Investments is comprised of government and agency obligations, and time deposits (60% and 26%, respectively), with all the instruments classified as Level 1 or Level 2 within the fair value hierarchy. As of December 31, 2015, U.S. Treasuries represented the largest holding of a single counterparty, and amounted to 16% of the Investments–Trading portfolio. Over 99% of IBRD’s investments were rated A and above, as of December 31, 2015.

23 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2015 (UNAUDITED)

A summary of IBRD’s Investments-Trading at December 31, 2015 and June 30, 2015, is as follows:

In millions of U.S. dollars
	December 31, 2015	June 30, 2015
Equity securities[a]	$518	$504
Government and agency obligations	28,255	24,665
Time deposits	12,329	16,898
Asset-backed securities (ABS)	5,706	5,653
Alternative investments[b]	146	103

Total	$46,954	$47,823

a.	Includes $146 million of investments in comingled funds at NAV, related to PEBP holdings ($197 million—June 30, 2015).
b.	Includes investments in hedge funds, private equity funds and real estate funds, related to PEBP holdings, at net asset value per share (NAV).

IBRD manages its investments on a net portfolio basis. The following table summarizes IBRD’s net portfolio position as of December 31, 2015 and June 30, 2015:

In millions of U.S. dollars
	December 31, 2015	June 30, 2015
Investments - Trading	$46,954	$47,823
Securities purchased under resale agreements	2,977	2,128
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received	(2,843)	(3,575)
Derivative assets
Currency forward contracts	5,879	4,388
Currency swaps	17,400	17,706
Interest rate swaps	102	91
Swaptions, exchange traded options and futures contracts	6	11
Other[a]	*	—

Total	23,387	22,196

Derivative liabilities
Currency forward contracts	(5,896)	(4,366)
Currency swaps	(16,985)	(16,787)
Interest rate swaps	(99)	(107)
Swaptions, exchange traded options and futures contracts	(11)	(19)
Other[a]	( *)	( *)

Total	(22,991)	(21,279)

Cash held in investment portfolio[b]	204	201
Receivable from investment securities traded[c]	26	69
Payable for investment securities purchased[d]	(2,341)	(2,458)

Net investment portfolio	$45,373	$45,105

a.	These relate to Mortgage-backed Securities To-Be-Announced (TBA securities).
b.	These amounts are included in Unrestricted cash under Due from banks on the Condensed Balance Sheet.
c.	This amount is included in Other assets on the Condensed Balance Sheet.
d.	This amount is included in Other liabilities on the Condensed Balance Sheet.
*	Indicates amount less than $0.5 million.

IBRD uses derivative instruments to manage currency and interest rate risks in the investment portfolio. For details regarding these instruments, see Note F—Derivative Instruments.

As of December 31, 2015, there were $1,514 million of short sales included in Other liabilities on the Condensed Balance Sheet ($1,635 million—June 30, 2015).

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2015 (UNAUDITED) 24

Fair Value Disclosures

The following tables present IBRD’s fair value hierarchy for investment assets and liabilities measured at fair value on a recurring basis as of December 31, 2015 and June 30, 2015:

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis As of December 31, 2015
	Level 1		Level 2		Level 3	Total
Assets:
Investments – Trading
Equity securities	$372		$—		$—	$518	[a]
Government and agency obligations	19,971		8,284		—	28,255
Time deposits	2,322		10,007		—	12,329
ABS	—		5,706		—	5,706
Alternative investments[b]	—		—		—	146

Total Investments – Trading	$22,665		$23,997		$—	$46,954

Securities purchased under resale agreements	314		2,663		—	2,977
Derivative assets-Investments
Currency forward contracts	—		5,879		—	5,879
Currency swaps	—		17,400		—	17,400
Interest rate swaps	—		102		—	102
Swaptions, exchange traded options and futures contracts		*	6		—	6
Other[c]	—			*	—		*

Total Derivative assets-Investments		*	23,387		—	23,387

Total	$22,979		$50,047		$—	$73,318

Liabilities:
Securities sold under repurchase agreements and securities lent under securities lending agreements[d]	$—		$450		$—	$450
Derivative liabilities-Investments
Currency forward contracts	—		5,896		—	5,896
Currency swaps	—		16,985		—	16,985
Interest rate swaps	—		99		—	99
Swaptions, exchange traded options and futures contracts	6		5		—	11
Other[c]	—			*	—		*

Total Derivative liabilities-Investments	6		22,985		—	22,991

Payable for investments securities purchased[e]	1,514		—		—	1,514

Total	$1,520		$23,435		$—	$24,955

a.	Includes $146 million of commingled funds at NAV, related to PEBP holdings and not included in the fair value hierarchy.
b.	Investments at NAV related to PEBP holdings, not included in the fair value hierarchy.
c.	These relate to TBA securities.
d.	Excludes $2,393 million relating to payable for cash collateral received.
e.	These relate to short sales of investments securities.
*	Indicates amount less than $0.5 million.

25 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2015 (UNAUDITED)

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis As of June 30, 2015
	Level 1		Level 2		Level 3	Total
Assets:
Investments – Trading
Equity securities	$307		$—		$—	$504	[a]
Government and agency obligations	15,442		9,223		—	24,665
Time deposits	2,811		14,087		—	16,898
ABS	—		5,653		—	5,653
Alternative investments[b]	—		—		—	103

Total Investments – Trading	$18,560		$28,963		$—	$47,823

Securities purchased under resale agreements	541		1,587		—	2,128
Derivative assets-Investments
Currency forward contracts	—		4,388		—	4,388
Currency swaps	—		17,706		—	17,706
Interest rate swaps	—		91		—	91
Swaptions, exchange traded options and futures contracts		*	11		—	11
Other[c]	—		—		—	—

Total Derivative assets-Investments		*	22,196		—	22,196

Total	$19,101		$52,746		$—	$72,147

Liabilities:
Securities sold under repurchase agreements and securities lent under securities lending agreements[d]	$309		$537		$—	$846
Derivative liabilities-Investments
Currency forward contracts	—		4,366		—	4,366
Currency swaps	—		16,787		—	16,787
Interest rate swaps	—		107		—	107
Swaptions, exchange traded options and futures contracts	8		11		—	19
Other[c]	—			*	—		*

Total Derivative liabilities-Investments	8		21,271		—	21,279

Payable for investments securities purchased[e]	1,635		—		—	1,635

Total	$1,952		$21,808		$—	$23,760

a.	Includes $197 million of commingled funds at NAV, related to PEBP holdings and not included in the fair value hierarchy.
b.	Investments at NAV related to PEBP holdings, not included in the fair value hierarchy.
c.	These relate to TBA securities.
d.	Excludes $2,729 million relating to payable for cash collateral received.
e.	These relate to short sales of investments securities.
*	Indicates amount less than $0.5 million.

During the six months ended December 31, 2015, there were no transfers between Level 1 and Level 2. As of June 30, 2015, $834 million of investments related to non-U.S. government obligations were transferred from Level 2 to Level 1 within the fair value hierarchy. This transfer was based on the outcome of the annual review of the inputs used to measure fair value.

Valuation Methods and Assumptions

Summarized below are the techniques applied in determining the fair values of investments.

Investment securities

Investment securities are classified based on management’s intention on the date of purchase, their nature, and IBRD’s policies governing the level and use of such investments. These securities are carried and reported at fair value, or at face value or NAV, which approximates fair value. Where available, quoted market prices are used to determine the fair value of trading securities. Examples include most government and agency securities, mutual funds, futures contracts, exchange-traded equity securities and ABS and TBAs.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2015 (UNAUDITED) 26

For instruments for which market quotations are not available, fair values are determined using model-based valuation techniques, whether internally-generated or vendor-supplied, that include the standard discounted cash flow method using market observable inputs such as yield curves, credit spreads, and constant prepayment rates. Where applicable, unobservable inputs such as constant prepayment rates, probability of default and loss severity are used. Unless quoted prices are available, time deposits are reported at face value which approximates fair value, as they are short term in nature.

Securities purchased under resale agreements, Securities sold under repurchase agreements, and Securities lent under securities lending agreements

These securities are of a short term nature and reported at face value which approximates fair value.

Commercial Credit Risk

For the purpose of risk management, IBRD is party to a variety of financial transactions, certain of which involve elements of credit risk. Credit risk exposure represents the maximum potential loss due to possible nonperformance by obligors and counterparties under the terms of the contracts. For all securities, IBRD limits trading to a list of authorized dealers and counterparties. In addition, IBRD receives collateral in connection with resale agreements as well as swap agreements. This collateral serves to mitigate IBRD’s exposure to credit risk.

Swap Agreements: Credit risk is mitigated through the application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.

IBRD has entered into master derivatives agreements which contain legally enforceable close-out netting provisions. These agreements may further reduce the gross credit risk exposure related to the swaps. Credit risk with financial assets subject to a master derivatives arrangement is further reduced under these agreements to the extent that payments and receipts with the counterparty are netted at settlement. The reduction in exposure as a result of these netting provisions can vary due to the impact of changes in market conditions on existing and new transactions. The extent of the reduction in exposure may therefore change substantially within a short period of time following the balance sheet date. For more information on netting and offsetting provisions see Note F—Derivative Instruments.

The following is a summary of the collateral received by IBRD in relation to swap transactions as of December 31, 2015 and June 30, 2015.

In millions of U.S. dollars
	December 31, 2015	June 30, 2015
Collateral received
Cash	$2,393	$2,729
Securities	1,343	2,229

Total collateral received	$3,736	$4,958

Collateral permitted to be repledged	$3,736	$4,958
Amount of collateral repledged	—	—

As of December 31, 2015, IBRD had received total cash collateral of $2,393 million ($2,729 million—June 30, 2015), of which $2,382 million was invested in highly liquid instruments ($2,714 million—June 30, 2015).

Securities Lending: IBRD may engage in securities lending and repurchases, against adequate collateral, as well as securities borrowing and reverse repurchases (resales) of government and agency obligations, and corporate and ABS. These transactions have been conducted under legally enforceable master netting arrangements, which allow IBRD to reduce its gross credit exposure related to these transactions. For balance sheet presentation purposes, IBRD presents its securities lending and repurchases, as well as resales, on a gross basis. As of December 31, 2015, amounts which could potentially be offset as a result of legally enforceable master netting arrangements were $437 million ($822 million—June 30, 2015).

Securities lending and repurchase agreements expose IBRD to several risks, including counterparty risk, reinvestment risk, and risk of a collateral gap (increase or decrease in the fair value of collateral pledged). IBRD has procedures in place to ensure that trading activity and balances under these agreements are below predefined counterparty and maturity limits, and to actively manage net counterparty exposure, after collateral, through daily mark-to-market. Whenever the collateral pledged by IBRD related to its borrowings under repurchase agreements and securities lending agreements declines in value, the transaction is re-priced as appropriate by returning cash or pledging additional collateral.

27 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2015 (UNAUDITED)

The following is a summary of the carrying amount of the securities transferred under repurchase or securities lending agreements, and the related liabilities:

In millions of U.S. dollars
	December 31, 2015	June 30, 2015	Financial Statement Presentation

Securities transferred under repurchase or securities lending agreements	$418	$844	Included under Investments-Trading on the Condensed Balance Sheet.

Liabilities relating to securities transferred under repurchase or securities lending agreements	$450	$846	Included under Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received, on the Condensed Balance Sheet.

Transfers of securities by IBRD to counterparties are not accounted for as sales as the accounting criteria for the treatment as a sale have not been met. Counterparties are permitted to repledge these securities until the repurchase date.

At December 31, 2015 and June 30, 2015 there were no liabilities relating to securities transferred under repurchase or securities lending agreements that had not settled at that date.

The following tables present the disaggregation of the gross obligation by class of collateral pledged and the remaining contractual maturities for repurchase or securities lending agreements that are accounted for as secured borrowings as of December 31, 2015 and June 30, 2015:

In millions of U.S. dollars
	December 31, 2015
	Remaining contractual maturity of the agreements
	Overnight and continuous	Up to 30 days	Total
Repurchase or securities lending agreements
Government and agency obligations	$1	$437	$438
Equity securities	12	—	12

Total liabilities relating to securities transferred under repurchase or securities lending agreements	$13	$437	$450

In millions of U.S. dollars
	June 30, 2015
	Remaining contractual maturity of the agreements
	Overnight and continuous	Up to 30 days	Total
Repurchase or securities lending agreements
Government and agency obligations	$557	$277	$834
Equity securities	12	—	12

Total liabilities relating to securities transferred under repurchase or securities lending agreements	$569	$277	$846

In the case of resale agreements, IBRD receives collateral in the form of liquid securities and is permitted to repledge these securities. While these transactions are legally considered to be true purchases and sales, the securities received are not recorded on IBRD’s Balance Sheet as the accounting criteria for treatment as a sale have not been met. As of December 31, 2015, securities purchased under resale agreements included $802 million of securities which had not settled at that date ($252 million—June 30, 2015). For the remaining purchases, IBRD received securities with a fair value of $2,166 million ($1,875 million—June 30, 2015). None of these securities had been transferred under repurchase or security lending agreements as of that date (Nil—June 30, 2015).

NOTE D—LOANS AND OTHER EXPOSURES

IBRD’s loans and other exposures (exposures) are generally made to, or guaranteed by, member countries of IBRD. In addition, IBRD may also make loans to the International Finance Corporation (IFC), an affiliated organization, without any guarantee. Other exposures include: Deferred Drawdown Options (DDOs), Irrevocable Commitments, Exposures to member Countries’ Derivatives, and Guarantees. IBRD’s loans are reported at amortized cost, with the exception of one loan which is carried and reported at fair value, because it contains an embedded derivative.

IBRD uses derivatives to manage the currency risk as well as the repricing risk between its loans and borrowings. For details regarding derivatives used in the loan portfolio, see Note F—Derivative Instruments.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2015 (UNAUDITED) 28

Of the total loans outstanding as of December 31, 2015, 81% were to the Latin America and the Caribbean, Europe and Central Asia, and East Asia and Pacific regions, combined.

As of December 31, 2015, only 0.3% of IBRD’s loans were in nonaccrual status and were all related to one borrower. The total provision for losses on accrual and nonaccrual loans accounted for 1.0% of the total loan portfolio. Based on IBRD’s internal credit quality indicators, the majority of loans outstanding are in the medium risk and high risk classes.

Credit Quality of Sovereign Exposures

Based on an evaluation of IBRD’s exposures, management has determined that IBRD has one portfolio segment – Sovereign Exposures. IBRD’s loans constitute the majority of the Sovereign Exposures portfolio segment.

IBRD’s country risk ratings are an assessment of its borrowers’ ability and willingness to repay IBRD on time and in full. These ratings are internal credit quality indicators. Individual country risk ratings are derived on the basis of both quantitative and qualitative analyses. The components considered in the analysis can be grouped broadly into eight categories: political risk, external debt and liquidity, fiscal policy and public debt burden, balance of payments risks, economic structure and growth prospects, monetary and exchange rate policy, financial sector risks, and corporate sector debt and vulnerabilities. For the purpose of analyzing the risk characteristics of IBRD’s exposures, these exposures are grouped into three classes in accordance with assigned borrower risk ratings which relate to the likelihood of loss: Low, Medium and High risk classes, as well as exposures in nonaccrual status. IBRD considers all exposures in nonaccrual status to be impaired.

IBRD’s borrowers’ country risk ratings are key determinants in the provision for losses. Country risk ratings are determined in review meetings that take place several times a year. All countries are reviewed at least once a year, or more frequently, if circumstances warrant, to determine the appropriate ratings.

IBRD considers loans to be past due when a borrower fails to make payment on any principal, interest or other charges due to IBRD on the dates provided in the contractual loan agreement.

The following tables provide an aging analysis of the loans outstanding as of December 31, 2015 and June 30, 2015:

In millions of U.S. dollars
	December 31, 2015
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$21,183	$21,183
Medium	—	—	—	—	—	—	84,710	84,710
High	8	—	—	—	—	8	58,710	58,718

Loans in accrual status[a]	8	—	—	—	—	8	164,603	164,611
Loans in nonaccrual status[a]	—	—	—	—	447	447	—	447
Loan at fair value[b]	—	—	—	—	—	—	118	118

Total	$8	$—	$—	$—	$447	$455	$164,721	$165,176

In millions of U.S. dollars
	June 30, 2015
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$20,574	$20,574
Medium	—	—	—	—	—	—	81,233	81,233
High	—	—	—	—	—	—	54,628	54,628

Loans in accrual status[a]	—	—	—	—	—	—	156,435	156,435
Loans in nonaccrual status[a]	—	—	—	—	452	452	—	452
Loan at fair value[b]	—	—	—	—	—	—	125	125

Total	$—	$—	$—	$—	$452	$452	$156,560	$157,012

a.	At amortized cost.
b.	For the loan that is reported at fair value, and which is in accrual status, the credit risk assessment is incorporated in the determination of the fair value.

Accumulated Provision for Losses on Loans and Other Exposures

Management determines the appropriate level of accumulated provisions for losses, which reflects the probable losses inherent in IBRD’s exposures. Probable losses comprise estimates of potential losses arising from default and nonpayment of principal amounts due, as well as present value losses. Delays in receiving loan payments result in present value losses to IBRD since it does not charge fees or additional interest on any overdue interest or charges.

29 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2015 (UNAUDITED)

These present value losses are equal to the difference between the present value of payments of interest and charges, made according to the related instrument’s contractual terms and the present value of its expected future cash flows. It is IBRD’s practice not to write off its loans. All contractual obligations associated with exposures in nonaccrual status have eventually been cleared, thereby allowing borrowers to eventually emerge from nonaccrual status. To date, no loans have been written off.

Notwithstanding IBRD’s historical experience, the risk of losses associated with nonpayment of principal amounts due is included in the accumulated provision for losses on loans and other exposures.

Changes to the Accumulated provision for losses on loans and other exposures for the six months ended December 31, 2015, and for the fiscal year ended June 30, 2015 are summarized below:

In millions of U.S. dollars
	December 31, 2015			June 30, 2015
	Loans	Other[a]	Total	Loans	Other	Total
Accumulated provision, beginning of the fiscal year	$1,554	$39	$1,593	$1,626	$41	$1,667
Provision—charge (release)	184	38	222	(11)	1	(10)
Translation adjustment	(8)	—	(8)	(61)	(3)	(64)

Accumulated provision, end of the period/fiscal year	$1,730	$77	$1,807	$1,554	$39	$1,593

Composed of accumulated provision for losses on:
Loans in accrual status	$1,505			$1,328
Loans in nonaccrual status	225			226

Total	$1,730			$1,554

Loans, end of the period/fiscal year:
Loans at amortized cost in accrual status	$164,611			$156,435
Loans at amortized cost in nonaccrual status	447			452
Loan at fair value in accrual status	118			125

Total	$165,176			$157,012

a.	Provision does not include recoverable asset received under the Exposure Exchange Agreements (EEA) for guarantee received (for more details see Guarantees section).

Reported as Follows
	Condensed Balance Sheet	Condensed Statement of Income
Accumulated Provision for Losses on:
Loans	Accumulated provision for loan losses	Provision for losses on loans and other exposures
Other exposures (excluding exposures to member countries’ derivatives)	Other liabilities	Provision for losses on loans and other exposures
Exposures to member countries’ Derivatives	Derivative Assets – Client Operations	Unrealized mark-to-market gains/losses on non-trading portfolios

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2015 (UNAUDITED) 30

Overdue Amounts

At December 31, 2015, there were no principal or interest amounts on loans in accrual status, which were overdue by more than three months. The following tables provide a summary of selected financial information related to loans in nonaccrual status as of December 31, 2015 and June 30, 2015, and for the three and six months ended December 31, 2015 and December 31, 2014:

In millions of U.S. dollars
	December 31, 2015	June 30, 2015
Recorded investment in nonaccrual loans[a]	$447	$452
Accumulated provision for loan losses on nonaccrual loans	225	226
Average recorded investment in nonaccrual loans for the period/fiscal year	451	457
Overdue amounts of nonaccrual loans:	883	873

Principal	447	452
Interest and charges	436	421

a.	A loan loss provision has been recorded against each of the loans in nonaccrual status.

In millions of U.S. dollars
	Three Months Ended December 31,		Six Months Ended December 31,
	2015	2014	2015	2014
Interest revenue not recognized as a result of loans being in nonaccrual status	$8	$8	$15	$17

During the six months ended December 31, 2015 and December 31, 2014, no loans were placed in nonaccrual status or restored to accrual status.

In addition, during the six months ended December 31, 2015, interest income of $3 million was recognized on loans in nonaccrual status ($1 million—six months ended December 31, 2014).

Information relating to the sole borrowing member with loans or guarantees in nonaccrual status at December 31, 2015:

In millions of U.S. dollars
Borrower	Principal Outstanding	Principal, Interest and Charges Overdue	Nonaccrual Since
Zimbabwe	$447	$883	October 2000

Guarantees

Guarantees of $5,261 million were outstanding as of December 31, 2015 ($1,432 million—June 30, 2015). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees, and is not included in the Condensed Balance Sheet. These guarantees have original maturities ranging between 5 and 20 years, and expire in decreasing amounts through 2030.

As of December 31, 2015, liabilities related to IBRD’s obligations under guarantees of $405 million ($42 million—June 30, 2015), have been included in Other liabilities on the Condensed Balance Sheet. These include the accumulated provision for guarantee losses of $66 million ($17 million—June 30, 2015).

During the six months ended December 31, 2015 and December 31, 2014, no guarantees provided by IBRD were called.

On December 15, 2015, IBRD signed and executed two Exposure Exchange Agreements (EEA): one with the African Development Bank (AfDB) for $1,588 million and the other with the Inter-American Development Bank (IADB) for $2,021 million. Under the EEA, each bank exchanges credit risk exposure of a portfolio supported by underlying loans to borrowing member countries, by providing and receiving guarantees from each other, for the amounts specified. The guarantee provided and the guarantee received are two separate transactions; namely (a) the provision of a financial guarantee, and (b) the receipt of an asset, respectively. There was no exchange of cash between the banks for these transactions.

31 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2015 (UNAUDITED)

For the guarantee provided under the EEA, IBRD records a liability equivalent to the fair value of the stand ready obligation. This liability is included in Other liabilities on the Condensed Balance Sheet and is being amortized over the life of the EEA. IBRD also records a liability, and corresponding expense, in recognition of the risk coverage provided (provision). The value of this liability reflects the credit quality of the underlying portfolio and changes over the life of the EEA as the credit quality of the underlying portfolio changes.

For the guarantee received under the EEA, IBRD records an asset equivalent to the fair value of the right to be indemnified. This asset is included in Other assets on the Condensed Balance Sheet and is being amortized over the life of the EEA. IBRD also records an asset, and corresponding income, in recognition of the risk coverage received (recoverable asset). The value of this asset reflects the credit quality of the underlying portfolio and changes over the life of the EEA contract as the credit quality of the underlying portfolio changes.

Information on the location and amounts associated with the EEA included in the Condensed Balance Sheet and Condensed Statement of Income as of and for the six months ended December 31, 2015, is presented in the following table:

In millions of U.S. dollars
	December 31, 2015
	Notional amount	(Stand ready obligation) Asset	Location on Condensed Balance Sheet	(Provision) Recoverable asset	Location on Condensed Balance Sheet	Location on Condensed Statement of Income
Guarantee provided[a]	$3,609	$(300)	Other liabilities	$(42)	Other liabilities	Provision for losses on loans and other exposures
Guarantee received	(3,609)	300	Other assets	51	Other assets	Other income

Total	$—	$—		$9

a.	Notional amount, Stand ready obligation and Provision for the guarantee provided are included in guarantees outstanding of $5,261 million, obligations under guarantees of $405 million and accumulated provision for guarantee losses of $66 million, respectively.

Waivers of Loan Charges

IBRD provides waivers on eligible loans, which include a portion of interest on loans, a portion of the commitment charge on undisbursed balances and a portion of the front-end fee charged on all eligible loans. Waivers are approved annually by the Executive Directors of IBRD.

The reduction in net income for the three and six months ended December 31, 2015 and December 31, 2014, resulting from waivers of loan charges is summarized below:

In millions of U.S. dollars
	Three Months Ended December 31,		Six Months Ended December 31,
	2015	2014	2015	2014
Interest waivers	$22	$25	$44	$52
Commitment charge waivers	—	2	1	3
Front-end fee waivers	4	5	8	10

Total	$26	$32	$53	$65

Segment Reporting

Based on an evaluation of IBRD’s operations, management has determined that IBRD has only one reportable segment since financial results are reviewed, and resource allocation decisions are made, at the entity level.

Loan income comprises interest, commitment fees, loan origination fees and prepayment premia, net of waivers. For the six months ended December 31, 2015, one country contributed in excess of 10 percent of total loan revenue; this amounted to $129 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2015 (UNAUDITED) 32

Information about IBRD’s loans outstanding and associated loan revenue by geographic region, as of and for the six months ended December 31, 2015 and December 31, 2014, is presented in the following table:

In millions of U.S. dollars
	December 31, 2015		December 31, 2014
Region	Loans Outstanding	Loan Revenue[b]	Loans Outstanding	Loan Revenue[b]
Africa	$3,247	$93	$2,992	$53
East Asia and Pacific	34,533	234	31,221	201
Europe and Central Asia	43,118	209	43,551	220
Latin America and the Caribbean	55,660	506	53,523	480
Middle East and North Africa	14,782	72	12,227	74
South Asia	13,627	57	13,212	42
Other[a]	209	1	217	1

Total	$165,176	$1,172	$156,943	$1,071

a.	Represents loans to IFC, an affiliated organization.
b.	Does not include interest expenses, net of $461 million from loan related derivatives ($484 million—December 31, 2014). Includes commitment charges of $14 million ($7 million—December 31, 2014).

Fair Value Disclosures

The only loan carried at fair value is classified as Level 3. This loan has an embedded derivative and its fair value is estimated on a matrix basis against the related bond. As IBRD’s loans are not traded, the yield which is used as a key input to determining the fair value of this loan is not observable. The yield applied in determining the fair value of the loan at December 31, 2015 was 5.2%. An increase (decrease) in the yield would result in a decrease (increase) in the fair value of the loan.

The following table provides a summary of changes in the fair value of IBRD’s Level 3 loan during the three and six months ended December 31, 2015 and December 31, 2014:

In millions of U.S. dollars
	Three Months Ended December 31,		Six Months Ended December 31,
	2015	2014	2015	2014
Beginning of the period/fiscal year	$117	$132	$125	$141
Total realized/unrealized gains (losses) in:
Net income	4	(2)	5		*
Other comprehensive (loss) income	(3)	4	(12)	(7)

End of the period	$118	$134	$118	$134

*	Indicates amount less than $0.5 million.

Information on unrealized mark-to-market gains or losses, relating to IBRD’s Level 3 loan, included in revenue, for the three and six months ended December 31, 2015 and December 31, 2014 as well as where those amounts are included in the Condensed Statement of Income, is presented in the following table:

In millions of U.S. dollars
	Three Months Ended December 31,		Six Months Ended December 31,
Unrealized Gains (Losses)	2015	2014	2015	2014
Statement of Income line Unrealized mark-to-market (losses) gains on non-trading portfolios, net	$2	$(5)	$(1)	$(5)

The table below presents the fair value of all IBRD’s loans for disclosure purposes, along with their carrying values as of December 31, 2015 and June 30, 2015:

In millions of U.S. dollars
	December 31, 2015		June 30, 2015
	Carrying Value	Fair Value	Carrying Value	Fair Value
Net loans outstanding	$163,013	$162,956	$155,040	$155,910

33 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2015 (UNAUDITED)

Valuation Methods and Assumptions

All IBRD’s loans are made to, or guaranteed by, countries that are members of IBRD, except for those loans made to IFC. IBRD does not currently sell its loans.

As of December 31, 2015 and June 30, 2015, except for one loan which is reported at fair value, all other loans are carried at amortized cost. The fair value of these loans is calculated using a discounted cash flow method. This method incorporates Credit Default Swap spreads for each borrower. Basis adjustments are applied to market recovery levels to reflect IBRD’s recovery experience. IBRD’s loans, including the ones reported at fair value on a recurring basis, are classified as Level 3, within the fair value hierarchy.

NOTE E—BORROWINGS

IBRD issues unsubordinated and unsecured fixed and variable rate debt in a variety of currencies. Some of these debt instruments are callable. Variable rates may be based on, for example, exchange rates, interest rates or equity indices.

Borrowings issued by IBRD are carried and reported at fair value. As of December 31, 2015, 99% of the instruments in the portfolio were classified as Level 2, within the fair value hierarchy.

IBRD uses derivative contracts to manage the currency risk as well as the repricing risk between its loans and borrowings. For details regarding the derivatives used in the borrowing portfolio, see Note F—Derivative Instruments.

The following table summarizes IBRD’s borrowing portfolio after derivatives at December 31, 2015 and June 30, 2015:

In millions of U.S. dollars
	December 31, 2015	June 30, 2015
Borrowings[a]	$167,527	$160,980
Currency swaps, net	3,179	1,433
Interest rate swaps, net	(3,015)	(3,560)

	$167,691	$158,853

a.	Includes $124 million of unsettled borrowings, representing a non-cash financing activity, for which there is a related receivable included in Other assets on the Condensed Balance Sheet ($225 million—June 30, 2015).

Interest expenses, net for Borrowings on the Condensed Statement of Income of $290 million ($189 million—six months ended December 31, 2014) includes $1,504 million of interest revenue, net related to derivatives associated with the Borrowing portfolio ($1,802 million—six months ended December 31, 2014).

Fair Value Disclosures

IBRD’s fair value hierarchy for borrowings measured at fair value on a recurring basis as of December 31, 2015 and June 30, 2015 is as follows:

In millions of U.S. dollars
	December 31, 2015	June 30, 2015
Level 1	$—	$—
Level 2	165,533	158,574
Level 3	1,994	2,406

	$167,527	$160,980

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2015 (UNAUDITED) 34

The following table provides a summary of changes in the fair value of IBRD’s Level 3 borrowings during the three and six months ended December 31, 2015 and December 31, 2014:

In millions of U.S. dollars
	Three Months Ended December 31,		Six Months Ended December 31,
	2015	2014	2015	2014
Beginning of the period/fiscal year	$2,042	$3,483	$2,406	$3,883
Total realized/unrealized mark-to-market (gains) losses in:
Net income	(16)	187	(121)	407
Other comprehensive income	(12)	(200)	(18)	(456)
Issuances	73	190	80	476
Settlements	(90)	(436)	(362)	(936)
Transfers into (out of), net	(3)	(47)	9	(197)

End of the period	$1,994	$3,177	$1,994	$3,177

Information on the unrealized mark-to-market gains or losses included in the condensed Statement of Income for the three and six months ended December 31, 2015 and December 31, 2014, relating to IBRD’s Level 3 borrowings still held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income, is presented in the following table:

In millions of U.S. dollars
	Three Months Ended December 31,		Six Months Ended December 31,
Unrealized Gains (Losses)	2015	2014	2015	2014
Condensed Statement of Income location Unrealized mark-to-market gains (losses) on non-trading portfolios, net	$24	$(125)	$99	$(276)

The following table provides information on the unrealized mark-to-market gains or losses included in the condensed Statement of Income for the three and six months ended December 31, 2015 and December 31, 2014, relating to IBRD’s total borrowings held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income:

In millions of U.S. dollars
	Three Months Ended December 31,		Six Months Ended December 31,
Unrealized Gains (Losses)	2015	2014	2015	2014
Condensed Statement of Income location Unrealized mark-to-market gains (losses) on non-trading portfolios, net	$1,597	$(1,074)	$1,120	$(1,053)

During the three and six months ended December 31, 2015, IBRD’s credit spreads widened. The estimated financial effects on the fair value of the debt issued and outstanding as of December 31, 2015, were unrealized mark-to-market gains of $372 million and $1,037 million, respectively.

During the three and six months ended December 31, 2014, IBRD’s credit spreads tightened. The estimated financial effects on the fair value of the debt issued and outstanding as of December 31, 2014, were unrealized mark-to-market losses of $57 million and $210 million, respectively. These amounts were determined using observable changes in IBRD’s credit spreads.

IBRD’s Level 3 borrowings primarily relate to structured bonds. The fair value of these bonds is estimated using valuation models that incorporate model parameters, observable market inputs, and unobservable inputs. The significant unobservable inputs used in the fair value measurement of structured bonds are correlations and long-dated interest rate volatilities. Generally, the movements in correlations are considered to be independent from the movements in long-dated interest rate volatilities.

Correlation is the statistical measurement of the relationship between two variables. For contracts where the holder benefits from the convergence of the underlying index prices (e.g. interest rates and foreign exchange rates), an increase in correlation generally results in an increase in the fair value of the instrument. The magnitude and direction of the fair value adjustment will depend on whether the holder is short or long the option.

35 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2015 (UNAUDITED)

Interest rate volatility is the extent to which the level of interest rates change over time. For purchased options, an increase in volatility will generally result in an increase in the fair value. In general, the volatility used to price the option depends on the maturity of the underlying instrument and the option strike price. For IBRD, interest rate volatilities are considered an unobservable input for maturities greater than ten years for certain currencies.

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used.

In millions of U.S. dollars
Portfolio	Fair Value at December 31, 2015	Fair Value at June 30, 2015	Valuation Technique	Unobservable input	Range (average), December 31, 2015	Range (average), June 30, 2015
Borrowings	$1,994	$2,406	Discounted Cash Flow	Correlations	-60% to 77% (7%)	-50% to 72% (2%)
				Long-dated interest rate volatilities	18% to 44% (29%)	19% to 71% (36%)

The table below provides the details of all gross inter-level transfers for the three and six months ended December 31, 2015 and December 31, 2014. Transfers from Level 3 to Level 2 are due to increased price transparency.

In millions of U.S. dollars
	Three Months Ended December 31, 2015		Six Months Ended December 31, 2015
	Level 2	Level 3	Level 2	Level 3
Borrowings
Transfer into (out of)	$10	$(10)	$19	$(19)
Transfer (out of) into	(7)	7	(28)	28

	$3	$(3)	$(9)	$9

In millions of U.S. dollars
	Three Months Ended December 31, 2014		Six Months Ended December 31, 2014
	Level 2	Level 3	Level 2	Level 3
Borrowings
Transfer into (out of)	$47	$(47)	$199	$(199)
Transfer (out of) into	—	—	(2)	2

	$47	$(47)	$197	$(197)

Presented below is the difference between the aggregate fair value and aggregate contractual principal balance of borrowings:

In millions of U.S. dollars
	Fair Value	Principal Amount Due Upon Maturity	Difference
December 31, 2015	$167,527	$168,377	$(850)
June 30, 2015	$160,980	$160,568	$412

Valuation Methods and Assumptions

Techniques applied in determining the fair values of debt instruments are summarized as follows:

Discount notes and vanilla bonds

Discount notes and vanilla bonds are valued using the standard discounted cash flow method which relies on market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads, where available, quoted marked prices are used to determine the fair value of short-term notes.

Structured bonds

Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices or commodities. The fair value of the structured bonds is derived using the discounted cash flow method based on estimated future pay-offs determined by applicable models and computation of embedded optionality such as caps, floors and calls. A wide range of industry standard models such as one factor Hull-White, LIBOR Market Model and Black-Scholes are used depending on the specific structure. These models incorporate market observable inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, interest rates volatilities, equity index volatilities and equity indices. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2015 (UNAUDITED) 36

NOTE F—DERIVATIVE INSTRUMENTS

IBRD uses derivative instruments in its investment, loan and borrowing portfolios, and for asset/liability management purposes (including equity management). It also offers derivatives intermediation services to clients and concurrently enters into offsetting transactions with market counterparties.

The following table summarizes IBRD’s use of derivatives in its various financial portfolios:

Portfolio	Derivative instruments used	Purpose / Risk being managed
Risk management purposes:
Investments	Currency swaps, interest rate swaps, currency forward contracts, options, swaptions and futures contracts, TBA securities	Manage currency and interest rate risks in the portfolio
Loans	Currency swaps, and interest rate swaps	Manage currency risk as well as repricing risks between loans and borrowings
Borrowings	Currency swaps, and interest rate swaps	Manage currency risk as well as repricing risks between loans and borrowings
Other assets/liabilities	Currency swaps, and interest rate swaps	Manage currency risk and the duration of IBRD’s equity (equity management)
Other purposes:
Client operations	Currency swaps, and interest rate swaps	Assist clients in managing risks

The following tables provide information on the fair value amounts and the location of the derivative instruments on the Condensed Balance Sheet, as well as notional amounts and credit risk exposures of those derivative instruments as of December 31, 2015 and June 30, 2015:

In millions of U.S. dollars
	Balance Sheet Location
	Derivative Assets			Derivative Liabilities
	December 31, 2015		June 30, 2015	December 31, 2015		June 30, 2015
Derivatives not designated as hedging instruments
Swaptions, exchange traded options and futures contracts – Investment-Trading	$6		$11	$11		$19
Interest rate swaps	6,647		6,510	4,824		4,450
Currency swaps[a]	125,024		127,804	126,648		127,855
Other[b]		*	—		*		*

Total Derivatives	$131,677		$134,325	$131,483		$132,324

a.	Includes currency forward contracts and structured swaps.
b.	These relate to TBA securities.
*	Indicates amount less than $0.5 million

37 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2015 (UNAUDITED)

Notional amounts and credit risk exposure of the derivative instruments:

In millions of U.S. dollars
Type of contract	December 31, 2015		June 30, 2015
Investments - Trading
Interest rate swaps
Notional principal	$11,283		$8,755
Credit exposure	102		91
Currency swaps (including currency forward contracts)
Credit exposure	625		1,136
Swaptions, exchange traded options and futures contracts[a]
Notional long position	1,286		1,313
Notional short position	3,898		7,224
Credit exposure	6		11
Other derivatives[b]
Notional long position	—		28
Notional short position	72		—
Credit exposure		*	—
Loans
Interest rate swaps
Notional principal	26,993		28,118
Credit exposure	108		139
Currency swaps
Credit exposure	1,203		507
Client operations
Interest rate swaps
Notional principal	21,561		23,024
Credit exposure	1,361		1,221
Currency swaps
Credit exposure	1,728		1,657
Borrowings
Interest rate swaps
Notional principal	187,881		184,491
Credit exposure	3,962		4,325
Currency swaps
Credit exposure	7,516		8,025
Other derivatives
Interest rate swaps
Notional principal	53,885		45,647
Credit exposure	1,114		734
Currency swaps
Credit exposure	—		—

a.	Exchange traded instruments are generally subject to daily margin requirements and are deemed to have no material credit risk. All swaptions, options, and futures contracts are interest rate contracts.
b.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2015 (UNAUDITED) 38

IBRD is not required to post collateral under its derivative agreements as long as it maintains a AAA credit rating. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position on December 31, 2015 is $5,286 million ($4,230 million—June 30, 2015). IBRD has not posted any collateral with these counterparties due to its AAA credit rating.

If the credit-risk related contingent features underlying these agreements were triggered to the extent that IBRD would be required to post collateral on December 31, 2015, the amount of collateral that would need to be posted would be $2,257 million ($1,709 million—June 30, 2015). Subsequent triggers of contingent features would require posting of additional collateral, up to a maximum of $5,286 million ($4,230 million—June 30, 2015). In contrast, IBRD received collateral totaling $3,736 million as of December 31, 2015 ($4,958 million—June 30, 2015), in relation to swap transactions (see Note C—Investments).

The following table provides information on the location and amount of unrealized mark-to-market gains and losses on the non-trading derivatives during the three and six months ended December 31, 2015, and December 31, 2014, and their location on the Condensed Statement of Income:

In millions of U.S. dollars
	Condensed Income Statement Location	Unrealized mark-to-market gains (losses)
		Three Months Ended December 31,		Six Months Ended December 31,
		2015	2014	2015	2014
Derivatives not designated as hedging instruments, and not held in a trading portfolio[a]
Interest rate swaps	Unrealized mark-to-market gains (losses) on non- trading portfolios, net	$(1,195)	$56	$(214)	$(476)
Currency swaps (including currency forward contracts and structured swaps)		(217)	619	39	758

Total		$(1,412)	$675	$(175)	$282

a.	For alternative disclosures about trading derivatives, see the following table.

All of the instruments in IBRD’s investment portfolio are held for trading purposes. Within the investment portfolio, IBRD holds highly rated fixed income instruments, equity securities as well as derivatives.

The following table provides information on the location and amount of gains and losses on the net investment –trading portfolio and their location on the Condensed Statement of Income during the three and six months ended December 31, 2015 and December 31, 2014:

In millions of U.S. dollars
Condensed Statement of Income Location	Unrealized mark-to-market gains (losses) on Investments-Trading, net[a]
	Three Months Ended December 31,		Six Months Ended December 31,
	2015	2014	2015	2014
Type of instrument
Fixed income (including associated derivatives)	$(2)	$(22)	$(33)	$(47)
Equity[b]	7	—	(14)	(4)

Total	$5	$(22)	$(47)	$(51)

a.	Amounts associated with each type of instrument include gains and losses on both derivative instruments and non-derivative instruments.
b.	Includes alternative investments.

39 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2015 (UNAUDITED)

Offsetting assets and liabilities

IBRD enters into International Swaps and Derivatives Association, Inc. (ISDA) master netting agreements with substantially all of its derivative counterparties. These legally enforceable master netting agreements give IBRD the right to liquidate securities held as collateral and to offset receivables and payables with the same counterparty, in the event of default by the counterparty.

The presentation of derivative instruments is consistent with the manner in which these instruments are settled. Interest rate swaps are settled on a net basis, while currency swaps are settled on a gross basis.

The following table summarizes information on derivative assets and liabilities (before and after netting adjustments) that are reflected on IBRD’s Condensed Balance Sheet as of December 31, 2015 and June 30, 2015. Total derivative assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of legally enforceable master netting agreements. The net derivative asset positions have been further reduced by the cash and securities collateral received.

In millions of U.S. dollars
	December 31, 2015
	Located on the Condensed Balance Sheet
	Derivative Assets			Derivative Liabilities
	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented
Interest rate swaps	$21,551	$(14,904)	$6,647	$20,440	$(15,616)	$4,824
Currency swaps[a]	125,024	—	125,024	126,648	—	126,648
Other[b]	6	—	6	12	(1)	11

Total	$146,581	$(14,904)	$131,677	$147,100	$(15,617)	$131,483

Amounts subject to legally enforceable master netting agreements[c]			(126,091)			(126,091)

Net derivative positions at counterparty level before collateral			5,586			5,392

Less:
Cash collateral received[d]			1,947
Securities collateral received[d]			1,171

Net derivative exposure after collateral			$2,468

a.	Includes currency forward contracts and structured swaps.
b.	These relate to swaptions, exchange traded options, futures contracts and TBA securities.
c.	Not offset on the Condensed Balance Sheet.
d.	Does not include excess collateral received.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2015 (UNAUDITED) 40

In millions of U.S. dollars
	June 30, 2015
	Located on the Condensed Balance Sheet
	Derivative Assets			Derivative Liabilities
	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented
Interest rate swaps	$24,968	$(18,458)	$6,510	$16,938	$(12,488)	$4,450
Currency swaps[a]	127,804	—	127,804	127,855	—	127,855
Other[b]	11	—	11	22	(3)	19

Total	$152,783	$(18,458)	$134,325	$144,815	$(12,491)	$132,324

Amounts subject to legally enforceable master netting agreements[c]			(128,010)			(128,010)

Net derivative positions at counterparty level before collateral			6,315			4,314

Less:
Cash collateral received[d]			2,284
Securities collateral received[d]			1,609

Net derivative exposure after collateral			$2,422

a.	Includes currency forward contracts and structured swaps.
b.	These relate to swaptions, exchange traded options, futures contracts and TBA securities.
c.	Not offset on the Condensed Balance Sheet.
d.	Does not include excess collateral received.

41 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2015 (UNAUDITED)

Fair Value Disclosures

IBRD’s fair value hierarchy for derivative assets and liabilities measured at fair value on a recurring basis as of December 31, 2015 and June 30, 2015 is as follows:

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis December 31, 2015
	Level 1			Level 2		Level 3	Total
Derivative Assets:
Investments
Currency forward contracts		$—		$5,879		$—	$5,879
Currency swaps		—		17,400		—	17,400
Interest rate swaps		—		102		—	102
Swaptions, exchange traded options and futures contracts			*	6		—	6
Other[a]		—			*	—		*

			*	23,387		—	23,387

Loans
Currency swaps		—		3,903		117	4,020
Interest rate swaps		—		108		—	108

		—		4,011		117	4,128

Client operations
Currency swaps		—		24,840		—	24,840
Interest rate swaps		—		1,361		—	1,361

		—		26,201		—	26,201

Borrowings
Currency swaps		—		71,275		1,116	72,391
Interest rate swaps		—		3,948		14	3,962

		—		75,223		1,130	76,353

Others
Currency swaps		—		494		—	494
Interest rate swaps		—		1,114		—	1,114

		—		1,608		—	1,608

Total derivative assets	$		*	$130,430		$1,247	$131,677

Derivative Liabilities:
Investments
Currency forward contracts		$—		$5,896		$—	$5,896
Currency swaps		—		16,985		—	16,985
Interest rate swaps		—		99		—	99
Swaptions, exchange traded options and futures contracts		6		5		—	11
Other[a]		—			*	—		*

		6		22,985		—	22,991

Loans
Currency swaps		—		2,726		91	2,817
Interest rate swaps		—		2,320		—	2,320

		—		5,046		91	5,137

Client operations
Currency swaps		—		24,832		—	24,832
Interest rate swaps		—		1,372		4	1,376

		—		26,204		4	26,208

Borrowings
Currency swaps		—		74,454		1,116	75,570
Interest rate swaps		—		832		115	947

		—		75,286		1,231	76,517

Others
Currency swaps		—		548		—	548
Interest rate swaps		—		82		—	82

		—		630		—	630

Total derivative liabilities		$6		$130,151		$1,326	$131,483

a.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2015 (UNAUDITED) 42

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis June 30, 2015
	Level 1	Level 2		Level 3	Total
Derivative Assets:
Investments
Currency forward contracts	$—	$4,388		$—	$4,388
Currency swaps	—	17,706		—	17,706
Interest rate swaps	—	91		—	91
Swaptions, exchange traded options and futures contracts	—	11		—	11
Other[a]	—	—		—	—

	—	22,196		—	22,196

Loans
Currency swaps	—	3,671		92	3,763
Interest rate swaps	—	139		—	139

	—	3,810		92	3,902

Client operations
Currency swaps	—	27,518		—	27,518
Interest rate swaps	—	1,221		—	1,221

	—	28,739		—	28,739

Borrowings
Currency swaps	—	72,555		1,387	73,942
Interest rate swaps	—	4,258		67	4,325

	—	76,813		1,454	78,267

Others
Currency swaps	—	487		—	487
Interest rate swaps	—	734		—	734

	—	1,221		—	1,221

Total derivative assets	$—	$132,779		$1,546	$134,325

Derivative Liabilities:
Investments
Currency forward contracts	$—	$4,366		$—	$4,366
Currency swaps	—	16,787		—	16,787
Interest rate swaps	—	107		—	107
Swaptions, exchange traded options and futures contracts	8	11		—	19
Other[a]	—		*	—		*

	8	21,271		—	21,279

Loans
Currency swaps	—	3,188		77	3,265
Interest rate swaps	—	2,270		—	2,270

	—	5,458		77	5,535

Client operations
Currency swaps	—	27,515		—	27,515
Interest rate swaps	—	1,224		8	1,232

	—	28,739		8	28,747

Borrowings
Currency swaps	—	74,021		1,354	75,375
Interest rate swaps	—	690		75	765

	—	74,711		1,429	76,140

Others
Currency swaps	—	547		—	547
Interest rate swaps	—	76		—	76

	—	623		—	623

Total derivative liabilities	$8	$130,802		$1,514	$132,324

a.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

43 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2015 (UNAUDITED)

The following tables provide a summary of changes in the fair value of IBRD’s Level 3 derivative assets (liabilities), net during the three and six months ended December 31, 2015 and December 31, 2014:

In millions of U.S. dollars
	Three Months Ended December 31, 2015			Six Months Ended December 31, 2015
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total
Beginning of the period/fiscal year	$30	$(84)	$(54)	$48	$(16)	$32
Total realized/unrealized gains (losses) in:
Net income	(5)	(16)	(21)	(13)	(88)	(101)
Other comprehensive income	(6)	—	(6)	6	—	6
Issuances	—	(3)	(3)	—	(3)	(3)
Settlements	4	(2)	2	(2)	2	—
Transfers, net	3	—	3	(13)	—	(13)

End of the period	$26	$(105)	$(79)	$26	$(105)	$(79)

In millions of U.S. dollars
	Three Months Ended December 31, 2014			Six Months Ended December 31, 2014
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total
Beginning of the period/fiscal year	$298	$(14)	$284	$461	$26	$487
Total realized/unrealized gains (losses) in:
Net income	115	20	135	288	5	293
Other comprehensive income	(201)	—	(201)	(436)	—	(436)
Issuances	—	—	—	(2)	—	(2)
Settlements	(22)	—	(22)	(107)	—	(107)
Transfers, net	(2)	—	(2)	(16)	(25)	(41)

End of the period	$188	$6	$194	$188	$6	$194

Unrealized mark-to-market gains or losses included in the Condensed Statement of Income for the three and six months ended December 31, 2015 and December 31, 2014, relating to IBRD’s Level 3 derivatives, net still held at the reporting dates as well as where those amounts are included in the Condensed Statement of Income, are presented in the following table:

In millions of U.S. dollars
	Three Months Ended December 31,		Six Months Ended December 31,
Unrealized Gains (Losses)	2015	2014	2015	2014
Condensed Statement of Income Location Unrealized mark-to-market (losses) gains on non-trading portfolios, net	$(24)	$85	$(69)	$193

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2015 (UNAUDITED) 44

The following table provides details of all inter-level transfers during the three and six months ended December 31, 2015 and December 31, 2014:

In millions of U.S. dollars
	Three Months Ended December 31, 2015		Six Months Ended December 31, 2015
	Level 2	Level 3	Level 2	Level 3
Derivative assets, net
Transfer into (out of)	$—	$—	$—	$—
Transfer (out of) into	—	—	—	—

	—	—	—	—

Derivative liabilities, net
Transfer (into) out of	$(4)	$4	$(4)	$4
Transfer out of (into)	1	(1)	17	(17)

	(3)	3	13	(13)

Transfers, net	$(3)	$3	$13	$(13)

In millions of U.S. dollars
	Three Months Ended December 31, 2014		Six Months Ended December 31, 2014
	Level 2	Level 3	Level 2	Level 3
Derivative assets, net
Transfer into (out of)	$—	$—	$—	$—
Transfer (out of) into	2	(2)	16	(16)

	2	(2)	16	(16)

Derivative liabilities, net
Transfer (into) out of	$—	$—	$—	$—
Transfer out of (into)	—	—	25	(25)

	—	—	25	(25)

Transfers, net	$2	$(2)	$41	$(41)

Transfers between Level 3 and Level 2 are due to changes in price transparency.

The fair value of IBRD’s Level 3 borrowings related derivatives is estimated using valuation models that incorporate model parameters, observable market inputs and unobservable inputs. The significant unobservable inputs used in the fair value measurement of these derivatives are correlations and long dated interest rate volatilities. See Note E—Borrowings for details on these unobservable inputs.

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used.

In millions of U.S. dollars
Portfolio	Fair Value at December 31, 2015	Fair Value at June 30, 2015	Valuation Technique	Unobservable input	Range (average), December 31, 2015	Range (average), June 30, 2015
Currency swaps, Interest rate swaps	$(79)	$32	Discounted Cash Flow	Correlations	-60% to 77% (7%)	-50% to 72% (2%)
				Long-dated interest rate volatilities	18% to 44% (29%)	19% to 71% (36%)

Valuation Methods and Assumptions

Derivative contracts include currency forward contracts, TBAs, swaptions, exchange traded options and futures contracts currency swaps and interest rate swaps. Currency swaps and interest rate swaps are either plain vanilla or structured. Currency forward contracts and plain vanilla currency and interest rate swaps are valued using the standard discounted cash flow methods using market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. For structured currency and interest rate swaps, which primarily consist of callable swaps linked to interest rates, foreign exchange rates, and equity indices, valuation models and inputs similar to the ones applicable to structured bonds valuation are used. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

45 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2015 (UNAUDITED)

NOTE G—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

IBRD makes net income allocation decisions on the basis of reported net income, adjusted to exclude unrealized mark-to-market gains and losses on non-trading portfolios, net, restricted income and Board of Governors-approved transfers, and after considering the allocation to the pension reserve.

On August 6, 2015, IBRD’s Executive Directors approved the following allocations relating to the net income earned in the fiscal year ended June 30, 2015, an increase in General Reserve by $36 million and a decrease in the Pension Reserve by $55 million.

On October 9, 2015, IBRD’s Board of Governors approved an immediate transfer to International Development Association (IDA) of $650 million out of the net income earned in the fiscal year ended June 30, 2015. The transfer to IDA was made on October 15, 2015.

Retained earnings comprise the following components at December 31, 2015 and June 30, 2015:

In millions of U.S. dollars
	December 31, 2015	June 30, 2015
Special reserve	$293	$293
General reserve	26,925	26,889
Pension reserve	962	1,017
Surplus	326	326
Cumulative fair value adjustments[a]	(1,679)	(977)
Unallocated net income	982	(71)
Restricted retained earnings	24	24

Total	$27,833	$27,501

a.	Unrealized mark-to-market gains or losses, net applicable to non-trading portfolios reported at fair value.

NOTE H—PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD, IFC and the Multilateral Investment Guarantee Agency (MIGA) participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and PEBP that cover substantially all of their staff members.

All costs, assets and liabilities associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing methodology. The net periodic pension cost for the SRP, RSBP and PEBP is included in Pension expenses, in the Condensed Statement of Income.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA for the three and six months ended December 31, 2015 and December 31, 2014.

In millions of U.S. dollars
	Three Months Ended December 31, 2015				Six Months Ended December 31, 2015
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total
Benefit Cost
Service cost	$99	$26	$15	$140	$197	$52	$30	$279
Interest cost	165	28	12	205	331	56	24	411
Expected return on plan assets	(234)	(34)	—	(268)	(467)	(69)	—	(536)
Amortization of unrecognized prior service costs[a]	1	4	—	5	2	8	1	11
Amortization of unrecognized net actuarial losses[a]	19	—	10	29	38	—	20	58

Net periodic pension cost[b]	$50	$24	$37	$111	$101	$47	$75	$223

of which:
IBRD’s share[b]	$26	$13	$19	$58	$51	$24	$38	$113
IDA’s share	$24	$11	$18	$53	$50	$23	$37	$110

a.	Included in Amounts reclassified into net income in Note J-Comprehensive Income.
b.	Included in Pension expenses in the Condensed Statement of Income.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2015 (UNAUDITED) 46

In millions of U.S. dollars
	Three Months Ended December 31, 2014				Six Months Ended December 31, 2014
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total
Benefit Cost
Service cost	$97	$28	$13	$138	$194	$56	$25	$275
Interest cost	162	30	11	203	323	60	22	405
Expected return on plan assets	(231)	(33)	—	(264)	(462)	(66)	—	(528)
Amortization of unrecognized prior service costs[a]	1	4	1	6	2	8	2	12
Amortization of unrecognized net actuarial losses[a]	26	6	12	44	53	13	23	89

Net periodic pension cost [b]	$55	$35	$37	$127	$110	$71	$72	$253

of which:
IBRD’s share[b]	$26	$16	$17	$59	$51	$33	$33	$117
IDA’s share	$29	$19	$20	$68	$59	$38	$39	$136

a.	Included in Amounts reclassified into net income in Note J-Comprehensive Income.
b.	Included in Pension expenses in the Condensed Statement of Income.

NOTE I—TRANSACTIONS WITH AFFILIATED ORGANIZATIONS

IBRD transacts with affiliated organizations by providing loans, administrative and derivative intermediation services, as well as through its pension and other postretirement benefit plans.

In addition, IBRD provides transfers to IDA out of its net income, upon approval by the Board of Governors (see Note G—Retained earnings, Allocations and Transfers).

At December 31, 2015 and June 30, 2015, IBRD had the following receivables from (payables to) its affiliated organizations:

In millions of U.S. dollars
	December 31, 2015
			Derivative Transactions[a]
	Loans	Administrative Services	Receivable	Payable	Pension and Other Postretirement Benefits	Total
IDA	$—	$277	$8,029	$(8,272)	$(816)	$(782)
IFC	209	17	—	—	(201)	25
MIGA	—	5	—	—	(8)	(3)

	$209	$299	$8,029	$(8,272)	$(1,025)	$(760)

In millions of U.S. dollars
	June 30, 2015
			Derivative Transactions[a]
	Loans	Administrative Services	Receivable	Payable	Pension and Other Postretirement Benefits	Total
IDA	$—	$364	$8,962	$(8,914)	$(831)	$(419)
IFC	213	50	—	—	(210)	53
MIGA	—	4	—	—	(8)	(4)

	$213	$418	$8,962	$(8,914)	$(1,049)	$(370)

a.	For details on derivative transactions relating to swap intermediation services provided by IBRD to IDA see Note F—Derivative Instruments.

47 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2015 (UNAUDITED)

The receivables from (payables to) these affiliated organizations are reported in the Condensed Balance Sheet as follows:

Receivables / Payables related to:	Reported as:
Loans	Loans outstanding
Receivable for administrative services[a]	Other assets
Receivables (payables) for derivative transactions	Derivative assets/liabilities – Client operations
Payable for pension and other postretirement benefits	Other liabilities

a.	Includes amounts payable to IDA for its share of investments associated with PCRF and amounts payable to IFC for IBRD’s share of a capital lease in one country office. These payables are included in Other Liabilities on the Condensed Balance Sheet.

Loans

IBRD has a Local Currency Loan Facility Agreement with IFC which is capped at $300 million. At December 31, 2015, the loan balance under this facility amounted to $13 million ($17 million—June 30, 2015) and carried a fixed interest rate of 3.96% and maturity of 1 year. This loan is not eligible for interest waivers.

IBRD has another facility with IFC under which IFC can borrow up to $197 million. This loan is at LIBOR less 25 basis points (0.50% as of December 31, 2015) and is not eligible for interest waivers. At December 31, 2015, the balance of this loan was $196 million ($196 million—June 30, 2015).

During the fiscal year ended June 30, 2014, IBRD entered into an exposure exchange agreement with MIGA under which IBRD and MIGA exchange selected exposures, with each divesting exposure in countries where their lending capacities are limited, in return for exposure in countries where they have excess lending capacity. Under the agreement, IBRD and MIGA have each exchanged $120 million of notional exposure as follows: MIGA assumes IBRD’s loan principal and interest exposure in exchange for IBRD’s assumption of principal and interest exposure of MIGA under its Non-Honoring of Sovereign Financial Obligation agreement. As of December 31, 2015, liabilities related to IBRD’s obligation under this agreement amounted to $3 million ($3 million—June 30, 2015). These include an accumulated provision for guarantee losses of less than $1 million (less than $1million—June 30, 2015).

Administrative Services

Expenses jointly incurred by IBRD and IDA are allocated based on an agreed cost sharing methodology, and amounts are settled quarterly. For the three and six months ended December 31, 2015, IBRD’s administrative expenses are net of the share of expenses allocated to IDA of $337 million and $686 million, respectively ($396 million and $770 million, respectively—three and six months ended December 31, 2014).

Other Revenue

Revenue jointly earned by IBRD and IDA is allocated based on an agreed revenue sharing methodology. Amounts are settled quarterly. For the three and six months ended December 31, 2015, IBRD’s other revenue is net of revenue allocated to IDA of $61 million and $101 million ($71 million and $116 million, respectively—three and six months ended December 31, 2014).

For the three and six months ended December 31, 2015 and December 31, 2014, the amount of fee revenue associated with services provided to affiliated organizations is included in Revenue from externally funded activities on the Condensed Statement of Income, as follows:

In millions of U.S. dollars
	Three Months Ended December 31,		Six Months Ended December 31,
	2015	2014	2015	2014
Fees charged to IFC	$15	$15	$31	$27
Fees charged to MIGA	2	2	3	3

Pension and Other Postretirement Benefits

The payable to IDA represents IDA’s net share of prepaid costs for pension and other postretirement benefit plans and PEBP assets. These will be realized over the life of the plan participants.

The payables to IFC and MIGA represent their respective share of PEBP assets. The PEBP assets are managed by IBRD and are part of the investment portfolio.

For Pension and Other Post Retirement Benefits related disclosure see Note H—Pension and Other Postretirement Benefits.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2015 (UNAUDITED) 48

Derivative transactions

These relate to currency forward contracts entered into by IDA with IBRD acting as the intermediary with the market.

NOTE J—COMPREHENSIVE INCOME

Comprehensive income consists of net income and other gains and losses affecting equity that, under U.S. GAAP, are excluded from net income. Comprehensive income (loss) comprises currency translation adjustments, the cumulative effects of a change in accounting principle related to the implementation of FASB’s derivatives and hedging guidance, pension-related items, and net income. These items are presented in the Condensed Statement of Comprehensive Income.

The following tables present the changes in Accumulated Other Comprehensive Loss (AOCL) balances for the six months ended December 31, 2015 and December 31, 2014:

In millions of U.S. dollars
	Six Months Ended December 31, 2015
	Balance, beginning of the fiscal year		Changes in fair value in AOCL	Amounts reclassified into net income		Net Changes during the period	Balance, end of the period
Cumulative Translation Adjustment	$	*	$(165)	$—		$(165)	$(165)
Cumulative Effect of Change in Accounting Principle[a]		500	—	—		—	500
Reclassification[a]		(509)	—	1	[b]	1	(508)
Unrecognized Net Actuarial (Losses) Gains on Benefit Plans		(3,022)	—	58	[c]	58	(2,964)
Unrecognized Prior Service (Costs) Credits on Benefit Plans		(182)	—	11	[c]	11	(171)

Total Accumulated Other Comprehensive Loss		$(3,213)	$(165)	$70		$(95)	$(3,308)

In millions of U.S. dollars
	Six Months Ended December 31, 2014
	Balance, beginning of the fiscal year	Changesin fair value in AOCL	Amounts reclassified into net income		Net Changes during the period	Balance, end of the period
Cumulative Translation Adjustment	$1,016	$(573)	$—		$(573)	$443
Cumulative Effect of Change in Accounting Principle[a]	500	—	—		—	500
Reclassification[a]	(511)	—	1	[b]	1	(510)
Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(3,862)	—	89	[c]	89	(3,773)
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(205)	—	12	[c]	12	(193)

Total Accumulated Other Comprehensive Loss	$(3,062)	$(573)	$102		$(471)	$(3,533)

a.	The Cumulative effect of change in accounting principle and subsequent reclassification to net income relates to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.
b.	Reclassified into Borrowings, net in the Condensed Statement of Income.
c.	See Note H-Pension and Other Post Retirement Benefits.
*	Indicates amount less than $0.5 million.

49 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2015 (UNAUDITED)

NOTE K—OTHER FAIR VALUE DISCLOSURES

The table below presents IBRD’s estimates of fair value of its financial assets and liabilities along with their respective carrying amounts as of December 31, 2015 and June 30, 2015:

In millions of U.S. dollars
	December 31, 2015			June 30, 2015
	Carrying Value	Fair Value		Carrying Value	Fair Value
Assets
Due from banks	$361	$361		$388	$388
Investments-Trading (including Securities purchased under resale agreements)	49,931	49,931		49,951	49,951
Net loans outstanding	163,013	162,956		155,040	155,910
Derivative assets
Investments	23,387	23,387		22,196	22,196
Loans	4,128	4,128		3,902	3,902
Client operations	26,201	26,201		28,739	28,739
Borrowings	76,353	76,353		78,267	78,267
Others	1,608	1,608		1,221	1,221
Liabilities
Borrowings	167,527	167,538	[a]	160,980	160,988	[a]
Securities sold/lent under repurchase agreements/securities lending agreements and payable for cash collateral received	2,843	2,843		3,575	3,575
Derivative liabilities
Investments	22,991	22,991		21,279	21,279
Loans	5,137	5,137		5,535	5,535
Client operations	26,208	26,208		28,747	28,747
Borrowings	76,517	76,517		76,140	76,140
Others	630	630		623	623

a.	Includes $11 million ($8 million—June 30, 2015) relating to the transition adjustment on adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

Valuation Methods and Assumptions

As of December 31, 2015 and June 30, 2015, IBRD had no assets or liabilities measured at fair value on a non-recurring basis.

For valuation methods and assumptions as well as additional fair value disclosures regarding Investments, Loans, Borrowings and Derivative assets and liabilities, refer to Note C—Investments, Note D—Loans, Note E—Borrowings and Note F—Derivative Instruments, respectively.

Due from Banks: The carrying amount of unrestricted and restricted currencies is considered a reasonable estimate of the fair value of these positions.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2015 (UNAUDITED) 50

Unrealized mark-to-market Gains or Losses on Investments-Trading and Non-Trading Portfolios, Net

The following table reflects the components of the realized and unrealized gains or losses on non-trading portfolios, net for the three and six months ended December 31, 2015 and December 31, 2014:

In millions of U.S. dollars
	Three Months Ended December 31, 2015			Six Months Ended December 31, 2015
	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts[a]	Unrealized gains (losses)	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts[a]	Unrealized gains (losses)
Investments-Trading	$84	$(79)	$5	$106	$(153)	$(47)

Non trading portfolios, net
Loans, including derivatives—Notes D and F	—	511 [b]	511	—	14 [b]	14
Equity management, net	—	(589)	(589)	—	152	152
Borrowings, including derivatives—Notes E and F	11	258 [c]	269	15	771 [c]	786
Other assets/liabilities derivatives	—	(1)	(1)	—	(2)	(2)
Client operations derivatives	—	(3)	(3)	—	(6)	(6)

Total	$11	$176	$187	$15	$929	$944

In millions of U.S. dollars
	Three Months Ended December 31, 2014			Six Months Ended December 31, 2014
	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts[a]	Unrealized gains (losses)	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts[a]		Unrealized gains (losses)
Investments-Trading	$(17)	$(5)	$(22)	$(51)	$	*	$(51)

Non trading portfolios, net
Loans, including derivatives—Notes D and F	—	(574)[b]	(574)	—		(563)[b]	(563)
Equity management, net	—	203	203	581		(520)	61
Borrowings, including derivatives—Notes E and F	3	(35)[c]	(32)	9		(279)[c]	(270)
Other assets/liabilities derivatives	—	1	1	—		*	*
Client operations derivatives	—	(2)	(2)	—		(4)	(4)

Total	$3	$(407)	$(404)	$590		$(1,366)	$(776)

a.	Adjusted to exclude amounts reclassfied to realized gains (losses).
b.	Includes $509 million and $15 million of unrealized mark-to-market gains related to derivatives associated with loans for three and six months ended December 31, 2015, respectively (unrealized mark-to-market losses of $569 million and $558 million—three and six months ended December 31, 2014, respectively).
c.	Includes $1,328 million and $334 million of unrealized mark-to-market losses related to derivatives associated with borrowings for three and six months ended December 31, 2015, respectively (unrealized mark-to-market gains of $1,042 million and $783 million—three and six months ended December 31, 2014, respectively).
*	Indicates amount less than $0.5 million.

NOTE L—CONTINGENCIES

From time to time, IBRD may be named as a defendant or co-defendant in legal actions on different grounds in various jurisdictions. IBRD’s management does not believe the outcome of any existing legal action, as of and for the three and six months ended December 31, 2015, will have a material adverse effect on IBRD’s financial position, results of operations or cash flows.

51 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2015 (UNAUDITED)

Independent Auditors’ Review Report

President and Board of Executive Directors

International Bank for Reconstruction and Development:

Report on the Financial Statements

We have reviewed the condensed financial statements of the International Bank for Reconstruction and Development (IBRD), which comprise the condensed balance sheet as of December 31, 2015, the related condensed statements of income and comprehensive income for the three and six-month periods ended December 31, 2015 and 2014 and the related condensed statements of changes in retained earnings and cash flows for the six-month periods ended December 31, 2015 and 2014.

Management’s Responsibility

IBRD’s management is responsible for the preparation and fair presentation of the condensed financial information in accordance with accounting principles generally accepted in the United States of America; this responsibility includes the design, implementation, and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of interim financial information in accordance with accounting principles generally accepted in the United States of America.

Auditors’ Responsibility

Our responsibility is to conduct our reviews in accordance with auditing standards generally accepted in the United States of America applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial information. Accordingly, we do not express such an opinion.

Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the condensed financial information referred to above for it to be in accordance with accounting principles generally accepted in the United States of America.

Report on Condensed Balance Sheet as of June 30, 2015

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the balance sheet as of June 30, 2015, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for the year then ended (not presented herein); and we expressed an unmodified audit opinion on those audited financial statements in our report dated August 6, 2015. In our opinion, the accompanying condensed balance sheet of IBRD as of June 30, 2015, is consistent, in all material respects, with the audited financial statements from which it has been derived.

Washington, D.C.

February 10, 2016

52

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings
Brazilian Real
BOND/SELL BRL/IBRD/GDIF/1222BRL00.00	0000014224	BRL	170,000,000	43,877,762	01-Dec-2015	08-Dec-2015	08-Dec-2022
BOND/SELL BRL/IBRD/GDIF/1225BRLSTR	0000014254	BRL	77,600,000	20,017,283	15-Dec-2015	30-Dec-2015	30-Dec-2025
BOND/SELL BRL/IBRD/GDIF/1020BRL09.55	0000014131	BRL	80,000,000	21,142,487	09-Oct-2015	19-Oct-2015	19-Oct-2020
BOND/SELL BRL/IBRD/GDIF/1018BRL10.16	0000014139	BRL	3,200,000	842,893	16-Oct-2015	29-Oct-2015	30-Oct-2018
BOND/SELL BRL/IBRD/GDIF/1020BRL09.55	0000014148	BRL	50,000,000	12,678,128	22-Oct-2015	29-Oct-2015	19-Oct-2020
BOND/SELL BRL/IBRD/GDIF/1120BRL11.75	0000014159	BRL	100,000,000	25,596,396	27-Oct-2015	04-Nov-2015	04-Nov-2020
BOND/SELL BRL/IBRD/GDIF/1020BRL09.55	0000014169	BRL	30,000,000	7,695,070	29-Oct-2015	09-Nov-2015	19-Oct-2020
BOND/SELL BRL/IBRD/GDIF/1020BRL09.55	0000014203	BRL	50,000,000	12,996,465	16-Nov-2015	24-Nov-2015	19-Oct-2020
BOND/SELL BRL/IBRD/GDIF/1117BRL10.43	0000014145	BRL	4,800,000	1,235,362	20-Oct-2015	25-Nov-2015	27-Nov-2017
BOND/SELL BRL/IBRD/GDIF/1118BRL10.70	0000014137	BRL	11,500,000	3,025,002	15-Oct-2015	27-Nov-2015	30-Nov-2018
BOND/SELL BRL/IBRD/GDIF/1225BRL00.00	0000014194	BRL	260,400,000	68,871,580	12-Nov-2015	02-Dec-2015	02-Dec-2025
BOND/SELL BRL/IBRD/GDIF/1218BRL10.72	0000014246	BRL	134,730,000	35,887,806	08-Dec-2015	16-Dec-2015	13-Dec-2018
BOND/SELL BRL/IBRD/GDIF/1218BRL10.20	0000014221	BRL	21,000,000	5,587,856	25-Nov-2015	21-Dec-2015	21-Dec-2018

Sub-total New Borrowings			993,230,000	259,454,089

Columbian Peso
BOND/SELL COP/IBRD/GDIF/0920COP05.23	0000014193	COP	5,500,000,000	1,869,477	12-Nov-2015	24-Nov-2015	18-Sep-2020
BOND/SELL COP/IBRD/GDIF/0320COP08.00	0000014260	COP	50,000,000,000	14,940,983	18-Dec-2015	29-Dec-2015	02-Mar-2020

Sub-total New Borrowings			55,500,000,000	16,810,460

Euro
BOND/SELL EUR/IBRD/GDIF/1020EUR00.125	0000014140	EUR	500,000,000	567,175,000	16-Oct-2015	23-Oct-2015	23-Oct-2020
BOND/SELL EUR/IBRD/GDIF/1020EUR00.125	0000014165	EUR	500,000,000	548,550,000	29-Oct-2015	05-Nov-2015	23-Oct-2020
BOND/SELL EUR/IBRD/GDIF/1235EURSTR01	0000014225	EUR	30,000,000	31,791,000	02-Dec-2015	10-Dec-2015	10-Dec-2035
BOND/SELL EUR/IBRD/GDIF/1235EURSTR	0000014186	EUR	50,000,000	53,897,500	09-Nov-2015	17-Dec-2015	17-Dec-2035
BOND/SELL EUR/IBRD/NSV/1255EUR00.00	0000014257	EUR	95,000,000	103,778,000	16-Dec-2015	23-Dec-2015	23-Dec-2055
BOND/SELL EUR/IBRD/NSV/1245EURSTR	0000014239	EUR	50,000,000	54,295,000	08-Dec-2015	22-Dec-2015	22-Dec-2045

Sub-total New Borrowings			1,225,000,000	1,359,486,500

Pound Sterling
BOND/SELL GBP/IBRD/GDIF/1017GBP01.25	0000014249	GBP	200,000,000	303,600,000	10-Dec-2015	17-Dec-2015	02-Oct-2017

Sub-total New Borrowings			200,000,000	303,600,000

Page 1/8

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Indian Rupees
BOND/SELL INR/IBRD/GDIF/0518INR05.43	0000014135	INR	540,000,000	8,303,221	14-Oct-2015	24-Nov-2015	15-May-2018
BOND/SELL INR/IBRD/GDIF/1118INR05.47	0000014144	INR	270,000,000	4,152,249	20-Oct-2015	27-Nov-2015	30-Nov-2018
BOND/SELL INR/IBRD/GDIF/1220INR05.66	0000014243	INR	738,100,000	11,040,080	09-Dec-2015	16-Dec-2015	16-Dec-2020
BOND/SELL INR/IBRD/GDIF/1218INR05.37	0000014201	INR	200,000,000	3,025,719	13-Nov-2015	21-Dec-2015	20-Dec-2018
BOND/SELL INR/IBRD/GDIF/1218INR05.45	0000014208	INR	270,000,000	4,076,401	18-Nov-2015	21-Dec-2015	21-Dec-2018
BOND/SELL INR/IBRD/GDIF/1220INR05.75	0000014219	INR	1,470,000,000	22,159,178	24-Nov-2015	21-Dec-2015	22-Dec-2020
BOND/SELL INR/IBRD/GDIF/0718INR05.58	0000014253	INR	840,000,000	12,547,276	15-Dec-2015	27-Jan-2016	17-Jul-2018
BOND/SELL INR/IBRD/GDIF/0219INR05.25	0000014259	INR	67,000,000	1,009,789	18-Dec-2015	02-Feb-2016	04-Feb-2019
BOND/SELL INR/IBRD/GDIF/1120INR00.00	0000014160	INR	205,000,000	3,155,545	27-Oct-2015	27-Nov-2015	30-Nov-2020
BOND/SELL INR/IBRD/GDIF/1222INR00.00	0000014217	INR	155,000,000	2,336,512	24-Nov-2015	18-Dec-2015	21-Dec-2022
BOND/SELL INR/IBRD/GDIF/0121INR00.00	0000014262	INR	65,000,000	980,265	22-Dec-2015	28-Jan-2016	29-Jan-2021

Sub-total New Borrowings			4,820,100,000	72,786,236

Japanese Yen
BOND/SELL JPY/IBRD/GDIF/1018JPYSTR01	0000014128	JPY	250,000,000	2,082,379	07-Oct-2015	29-Oct-2015	30-Oct-2018
BOND/SELL JPY/IBRD/GDIF/1120JPYSTR04	0000014141	JPY	300,000,000	2,512,247	19-Oct-2015	09-Nov-2015	10-Nov-2020
BOND/SELL JPY/IBRD/GDIF/1118JPYSTR	0000014185	JPY	200,000,000	1,640,218	06-Nov-2015	27-Nov-2015	28-Nov-2018
BOND/SELL JPY/IBRD/GDIF/1220JPYSTR04	0000014190	JPY	300,000,000	2,435,757	11-Nov-2015	07-Dec-2015	08-Dec-2020

Sub-total New Borrowings			1,050,000,000	8,670,601

Mexican Peso
BOND/SELL MXN/IBRD/GDIF/0818MXN04.00	0000014198	MXN	250,000,000	14,927,155	13-Nov-2015	20-Nov-2015	16-Aug-2018
BOND/SELL MXN/IBRD/GDIF/0818MXN04.00	0000014236	MXN	300,000,000	17,922,753	07-Dec-2015	14-Dec-2015	16-Aug-2018

Sub-total New Borrowings			550,000,000	32,849,908

Singapore Dollar
BOND/SELL SGD/IBRD/GDIF/0819SGD1.473	0000014235	SGD	100,000,000	71,217,463	07-Dec-2015	17-Dec-2015	13-Aug-2019
BOND/SELL SGD/IBRD/GDIF/0819SGD1.473	0000014256	SGD	150,000,000	106,356,578	16-Dec-2015	29-Dec-2015	13-Aug-2019

Sub-total New Borrowings			250,000,000	177,574,041

Page 2/8

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Turkish Lira
BOND/SELL TRY/IBRD/GDIF/0518TRY09.54	0000014136	TRY	118,000,000	40,104,680	14-Oct-2015	25-Nov-2015	29-May-2018
BOND/SELL TRY/IBRD/GDIF/1218TRY08.93	0000014171	TRY	5,000,000	1,715,501	30-Oct-2015	07-Dec-2015	07-Dec-2018
BOND/SELL TRY/IBRD/GDIF/1218TRY09.58	0000014247	TRY	111,650,000	38,324,895	08-Dec-2015	16-Dec-2015	13-Dec-2018
BOND/SELL TRY/IBRD/GDIF/1218TRY08.95	0000014210	TRY	7,000,000	2,458,728	19-Nov-2015	21-Dec-2015	21-Dec-2018
BOND/SELL TRY/IBRD/GDIF/0119TRY08.72	0000014199	TRY	11,200,000	3,903,799	13-Nov-2015	19-Jan-2016	18-Jan-2019
BOND/SELL TRY/IBRD/GDIF/0718TRY09.39	0000014252	TRY	66,000,000	22,229,707	15-Dec-2015	26-Jan-2016	27-Jul-2018

Sub-total New Borrowings			318,850,000	108,737,311

South African Rand
BOND/SELL ZAR/IBRD/GDIF/0535ZAR00.00	0000014179	ZAR	1,000,000,000	71,818,443	05-Nov-2015	12-Nov-2015	29-May-2035
BOND/SELL ZAR/IBRD/GDIF/1119ZAR07.13	0000014175	ZAR	600,000,000	43,569,188	02-Nov-2015	19-Nov-2015	19-Nov-2019
BOND/SELL ZAR/IBRD/GDIF/1120ZAR08.20	0000014200	ZAR	200,000,000	13,983,325	13-Nov-2015	25-Nov-2015	25-Nov-2020

Sub-total New Borrowings			1,800,000,000	129,370,956

United States Dollar
BOND/SELL USD/IBRD/GDIF/1045USDSTR01	0000014126	USD	90,262,751	90,262,751	06-Oct-2015	14-Oct-2015	14-Oct-2045
BOND/SELL USD/IBRD/GDIF/0122USDSTR	0000014122	USD	20,085,837	20,085,837	02-Oct-2015	19-Oct-2015	20-Jan-2022
BOND/SELL USD/IBRD/GDIF/1045USDSTR	0000014124	USD	77,430,000	77,430,000	05-Oct-2015	19-Oct-2015	19-Oct-2045
BOND/SELL USD/IBRD/GDIF/1035USDSTR	0000014143	USD	72,640,000	72,640,000	20-Oct-2015	29-Oct-2015	29-Oct-2035
BOND/SELL USD/IBRD/GDIF/1025USDSTR	0000014151	USD	2,460,000	2,460,000	23-Oct-2015	30-Oct-2015	30-Oct-2025
BOND/SELL USD/IBRD/GDIF/0117USDCAR01	0000014196	USD	24,000,000	24,000,000	11-Nov-2015	19-Nov-2015	19-Jan-2017
BOND/SELL USD/IBRD/GDIF/1235USDSTR	0000014242	USD	55,500,000	55,500,000	09-Dec-2015	23-Dec-2015	23-Dec-2035
BOND/SELL USD/IBRD/GDIF/1225USDSTR	0000014263	USD	1,436,000	1,436,000	22-Dec-2015	31-Dec-2015	31-Dec-2025
BOND/SELL USD/IBRD/GDIF/0724USDSTR	0000014202	USD	16,387,700	16,387,700	13-Nov-2015	08-Jan-2016	08-Jul-2024
BOND/SELL USD/IBRD/GDIF/1017USDSTR02	0000014127	USD	15,000,000	15,000,000	07-Oct-2015	14-Oct-2015	16-Oct-2017
BOND/SELL USD/IBRD/GDIF/0118USDSTR02	0000014142	USD	10,000,000	10,000,000	19-Oct-2015	26-Oct-2015	26-Jan-2018
BOND/SELL USD/IBRD/GDIF/1017USD00.687	0000014146	USD	100,000,000	100,000,000	20-Oct-2015	27-Oct-2015	27-Oct-2017
BOND/SELL USD/IBRD/GDIF/1020USDSTR05	0000014154	USD	28,385,000	28,385,000	23-Oct-2015	30-Oct-2015	15-Oct-2020
BOND/SELL USD/IBRD/GDIF/0118USDSTR03	0000014157	USD	10,000,000	10,000,000	26-Oct-2015	30-Oct-2015	30-Jan-2018
BOND/SELL USD/IBRD/GDIF/1118USDSTR02	0000014133	USD	100,000,000	100,000,000	13-Oct-2015	02-Nov-2015	02-Nov-2018
BOND/SELL USD/IBRD/GDIF/1019USD01.875	0000014158	USD	150,000,000	150,000,000	27-Oct-2015	03-Nov-2015	07-Oct-2019
BOND/SELL USD/IBRD/GDIF/1122USDSTR01	0000014125	USD	50,000,000	50,000,000	05-Oct-2015	04-Nov-2015	04-Nov-2022

Page 3/8

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/SELL USD/IBRD/GDIF/1130USDSTR02	0000014152	USD	10,000,000	10,000,000	23-Oct-2015	06-Nov-2015	06-Nov-2030
BOND/SELL USD/IBRD/GDIF/1130USDSTR03	0000014153	USD	10,000,000	10,000,000	23-Oct-2015	06-Nov-2015	06-Nov-2030
BOND/SELL USD/IBRD/GDIF/1118USDSTR04	0000014176	USD	5,000,000	5,000,000	03-Nov-2015	10-Nov-2015	10-Nov-2018
BOND/SELL USD/IBRD/GDIF/1117USDSTR03	0000014180	USD	27,000,000	27,000,000	05-Nov-2015	13-Nov-2015	13-Nov-2017
BOND/SELL USD/IBRD/GDIF/1117USD00.96	0000014183	USD	100,000,000	100,000,000	06-Nov-2015	13-Nov-2015	13-Nov-2017
BOND/SELL USD/IBRD/GDIF/1120USDSTR02	0000014162	USD	150,000,000	150,000,000	28-Oct-2015	16-Nov-2015	16-Nov-2020
BOND/SELL USD/IBRD/GDIF/1120USDSTR03	0000014163	USD	100,000,000	100,000,000	29-Oct-2015	16-Nov-2015	16-Nov-2020
BOND/SELL USD/IBRD/GDIF/1120USDSTR06	0000014188	USD	1,120,000	1,120,000	09-Nov-2015	16-Nov-2015	15-Nov-2020
BOND/SELL USD/IBRD/GDIF/0419USDFRN	0000014189	USD	50,000,000	50,000,000	10-Nov-2015	20-Nov-2015	17-Apr-2019
BOND/SELL USD/IBRD/GDIF/1120USDSTR05	0000014178	USD	200,000,000	200,000,000	04-Nov-2015	23-Nov-2015	23-Nov-2020
BOND/SELL USD/IBRD/GDIF/0218USD01.00	0000014195	USD	10,000,000	10,000,000	12-Nov-2015	23-Nov-2015	02-Feb-2018
BOND/SELL USD/IBRD/GDIF/1118USDSTR05	0000014209	USD	10,000,000	10,000,000	18-Nov-2015	25-Nov-2015	25-Nov-2018
BOND/SELL USD/IBRD/GDIF/1120USDSTR04	0000014164	USD	100,000,000	100,000,000	29-Oct-2015	27-Nov-2015	27-Nov-2020
BOND/SELL USD/IBRD/GDIF/1118USDSTR03	0000014166	USD	200,000,000	200,000,000	29-Oct-2015	27-Nov-2015	27-Nov-2018
BOND/SELL USD/IBRD/GDIF/1120USDSTR07	0000014216	USD	8,087,000	8,087,000	20-Nov-2015	30-Nov-2015	15-Nov-2020
BOND/SELL USD/IBRD/GDIF/1218USDSTR	0000014206	USD	75,000,000	75,000,000	17-Nov-2015	03-Dec-2015	03-Dec-2018
BOND/SELL USD/IBRD/GDIF/1225USD02.30	0000014211	USD	81,000,000	81,000,000	20-Nov-2015	03-Dec-2015	03-Dec-2025
BOND/SELL USD/IBRD/GDIF/1220USDSTR	0000014191	USD	200,000,000	200,000,000	12-Nov-2015	04-Dec-2015	04-Dec-2020
BOND/SELL USD/IBRD/GDIF/1220USDSTR01	0000014192	USD	200,000,000	200,000,000	12-Nov-2015	04-Dec-2015	04-Dec-2020
BOND/SELL USD/IBRD/GDIF/1218USDSTR03	0000014177	USD	35,000,000	35,000,000	04-Nov-2015	07-Dec-2015	07-Dec-2018
BOND/SELL USD/IBRD/GDIF/1221USDFRN	0000014220	USD	135,000,000	135,000,000	25-Nov-2015	07-Dec-2015	17-Dec-2021
BOND/SELL USD/IBRD/GDIF/0718USD01.20	0000014226	USD	50,000,000	50,000,000	02-Dec-2015	11-Dec-2015	26-Jul-2018
BOND/SELL USD/IBRD/GDIF/0118USD01.06	0000014227	USD	50,000,000	50,000,000	02-Dec-2015	11-Dec-2015	11-Jan-2018
BOND/SELL USD/IBRD/GDIF/1018USD01.27	0000014228	USD	50,000,000	50,000,000	02-Dec-2015	11-Dec-2015	26-Oct-2018
BOND/SELL USD/IBRD/GDIF/1217USD01.05	0000014234	USD	100,000,000	100,000,000	04-Dec-2015	11-Dec-2015	11-Dec-2017
BOND/SELL USD/IBRD/GDIF/0418USD01.375	0000014248	USD	100,000,000	100,000,000	10-Dec-2015	21-Dec-2015	10-Apr-2018
BOND/SELL USD/IBRD/GDIF/1220USDCAR01	0000014244	USD	8,000,000	8,000,000	09-Dec-2015	23-Dec-2015	23-Dec-2020
BOND/SELL USD/IBRD/GDIF/0124USDSTR	0000014258	USD	100,000,000	100,000,000	18-Dec-2015	23-Dec-2015	05-Jan-2024

Sub-total New Borrowings			2,988,794,288	2,988,794,288

Total New Borrowings				5,458,134,389

Page 4/8

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Matured Borrowings
Australian Dollar
BOND/SELL AUD/IBRD/GDIF/1115AUD05.40	0000010417	AUD	(30,000,000)	(21,319,500)	25-Oct-2010	16-Nov-2010	16-Nov-2015
BOND/SELL AUD/IBRD/GDIF/1115AUD05.02	0000010732	AUD	(25,680,000)	(18,246,924)	21-Apr-2011	18-May-2011	18-Nov-2015
BOND/SELL AUD/IBRD/GDIF/1215AUD04.70	0000010794	AUD	(3,600,000)	(2,617,740)	03-Jun-2011	28-Jun-2011	29-Dec-2015
BOND/SELL AUD/IBRD/GDIF/1015AUD03.37	0000010989	AUD	(4,220,000)	(3,058,023)	04-Oct-2011	27-Oct-2011	27-Oct-2015
BOND/SELL AUD/IBRD/GDIF/1115AUD04.00	0000011017	AUD	(23,900,000)	(16,984,535)	25-Oct-2011	14-Nov-2011	16-Nov-2015
BOND/SELL AUD/IBRD/GDIF/1115AUD03.74	0000011025	AUD	(5,099,000)	(3,670,005)	01-Nov-2011	28-Nov-2011	27-Nov-2015
BOND/SELL AUD/IBRD/GDIF/1215AUD03.52	0000011078	AUD	(4,548,000)	(3,259,324)	02-Dec-2011	21-Dec-2011	21-Dec-2015
BOND/SELL AUD/IBRD/GDIF/1015AUD03.58	0000011317	AUD	(20,000,000)	(14,697,000)	26-Mar-2012	19-Apr-2012	15-Oct-2015

Sub-total Matured Borrowings			(117,047,000)	(83,853,051)

Euro
BOND/SELL EUR/IBRD/MLT/1215DEM00.002E	0000000100	EUR	(511,291,881)	(553,882,495)	20-Dec-1985	20-Dec-1985	20-Dec-2015
BOND/SELL EUR/IBRD/MLT/1215DEM00.001E	0000000101	EUR	(511,291,881)	(553,882,495)	19-Feb-1986	19-Feb-1986	20-Dec-2015
BOND/SELL EUR/IBRD/GDIF/1215EURSTR	0000006621	EUR	(37,537,000)	(39,777,959)	31-Oct-2003	02-Dec-2003	02-Dec-2015

Sub-total Matured Borrowings			(1,060,120,762)	(1,147,542,948)

Japanese Yen
BOND/SELL JPY/IBRD/MLT/1115JPYSTR	0000004021	JPY	(6,700,000,000)	(54,354,440)	14-Oct-1999	18-Nov-1999	17-Nov-2015
BOND/SELL JPY/IBRD/MLT/1115JPYSTR	0000004104	JPY	(3,000,000,000)	(24,337,809)	19-Oct-1999	18-Nov-1999	17-Nov-2015

Sub-total Matured Borrowings			(9,700,000,000)	(78,692,248)

Mexican Peso
BOND/SELL MXN/IBRD/GDIF/1115MXN04.625	0000010431	MXN	(500,000,000)	(29,804,483)	03-Nov-2010	17-Nov-2010	17-Nov-2015
BOND/SELL MXN/IBRD/GDIF/1115MXN04.625	0000010721	MXN	(100,000,000)	(5,960,897)	15-Apr-2011	26-Apr-2011	17-Nov-2015
BOND/SELL MXN/IBRD/GDIF/1115MXN04.625	0000011677	MXN	(250,000,000)	(14,902,241)	17-Oct-2012	24-Oct-2012	17-Nov-2015
BOND/SELL MXN/IBRD/GDIF/1115MXN04.625	0000011896	MXN	(250,000,000)	(14,902,241)	03-Jan-2013	10-Jan-2013	17-Nov-2015
BOND/SELL MXN/IBRD/GDIF/1115MXN04.625	0000011919	MXN	(250,000,000)	(14,902,241)	14-Jan-2013	22-Jan-2013	17-Nov-2015
BOND/SELL MXN/IBRD/GDIF/1115MXN04.625	0000012081	MXN	(150,000,000)	(8,941,345)	22-Feb-2013	01-Mar-2013	17-Nov-2015

Sub-total Matured Borrowings			(1,500,000,000)	(89,413,448)

Page 5/8

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Malaysian Ringgit
BOND/SELL MYR/IBRD/GDIF/1115MYR01.375	0000010423	MYR	(12,000,000)	(2,744,425)	28-Oct-2010	09-Nov-2010	09-Nov-2015

Sub-total Matured Borrowings			(12,000,000)	(2,744,425)

Nigerian Naira
BOND/SELL NGN/IBRD/GDIF/1015NGN10.00	0000012670	NGN	(8,000,000,000)	(40,150,560)	21-Oct-2013	28-Oct-2013	28-Oct-2015

Sub-total Matured Borrowings			(8,000,000,000)	(40,150,560)

South African Rand
BOND/SELL ZAR/IBRD/GDIF/1015ZAR00.50	0000010386	ZAR	(1,584,000,000)	(120,842,234)	28-Sep-2010	05-Oct-2010	15-Oct-2015
BOND/SELL ZAR/IBRD/GDIF/1015ZAR06.75	0000013029	ZAR	(300,000,000)	(21,758,524)	02-May-2014	15-May-2014	30-Oct-2015
BOND/SELL ZAR/IBRD/GDIF/1015ZAR06.32	0000013194	ZAR	(80,000,000)	(5,802,273)	11-Aug-2014	19-Aug-2014	30-Oct-2015
BOND/SELL ZAR/IBRD/GDIF/1115ZAR06.35	0000013298	ZAR	(80,000,000)	(5,560,576)	23-Sep-2014	02-Oct-2014	30-Nov-2015

Sub-total Matured Borrowings			(2,044,000,000)	(153,963,606)

Zambian Kwacha
BOND/SELL ZMW/IBRD/GDIF/1015ZMW10.75	0000012980	ZMW	(75,000,000)	(6,366,723)	02-Apr-2014	10-Apr-2014	09-Oct-2015

Sub-total Matured Borrowings			(75,000,000)	(6,366,723)

Swiss Franc
BOND/SELL CHF/IBRD/MLT/1015CHF00.00	0000000061	CHF	(520,000,000)	(542,684,200)	21-Oct-1985	21-Oct-1985	21-Oct-2015

Sub-total Matured Borrowings			(520,000,000)	(542,684,200)

United States Dollar
BOND/SELL USD/IBRD/GDIF/1115USD01.00	0000006605	USD	(150,000,000)	(150,000,000)	21-Oct-2003	19-Nov-2003	19-Nov-2015
BOND/SELL USD/IBRD/GDIF/1115USD03.925	0000009326	USD	(300,000,000)	(300,000,000)	04-Nov-2008	12-Nov-2008	12-Nov-2015
BOND/SELL USD/IBRD/GDIF/1115USD01.50	0000010466	USD	(10,000,000)	(10,000,000)	22-Nov-2010	30-Nov-2010	30-Nov-2015
BOND/SELL USD/IBRD/GDIF/1215USD02.05	0000010509	USD	(10,000,000)	(10,000,000)	15-Dec-2010	21-Dec-2010	22-Dec-2015
BOND/SELL USD/IBRD/GDIF/1015USD00.266	0000011808	USD	(38,000,000)	(38,000,000)	27-Nov-2012	14-Dec-2012	14-Oct-2015
BOND/SELL USD/IBRD/GDIF/1115USD00.375	0000012681	USD	(3,000,000,000)	(3,000,000,000)	24-Oct-2013	01-Nov-2013	16-Nov-2015
BOND/SELL USD/IBRD/GDIF/1215USDSTR01	0000010472	USD	(30,000,000)	(30,000,000)	24-Nov-2010	09-Dec-2010	09-Dec-2015

Sub-total Matured Borrowings			(3,538,000,000)	(3,538,000,000)

Total Matured Borrowings				(5,683,411,210)

Page 6/8

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Early Retirement
Australian Dollar
BOND/BUY AUD/IBRD/GDIF/1120AUD00.50	0000014155	AUD	(16,000,000)	(11,442,400)	26-Oct-2015	06-Nov-2015	05-Nov-2020

Sub-total early Retirements			(16,000,000)	(11,442,400)

Euro
BOND/BUY EUR/IBRD/MLT/0318ITL00.00E	0000014197	EUR	(1,032,914)	(1,103,204)	13-Nov-2015	20-Nov-2015	26-Mar-2018
BOND/BUY EUR/IBRD/GMTN/1116DEM00.00E	0000014215	EUR	(19,730,754)	(20,864,286)	20-Nov-2015	30-Nov-2015	08-Nov-2016
BOND/BUY EUR/IBRD/GMTN/1116DEM00.00E	0000014250	EUR	(2,464,427)	(2,693,865)	15-Dec-2015	23-Dec-2015	08-Nov-2016
BOND/BUY EUR/IBRD/GMTN/1116ITL00.00E	0000014251	EUR	(1,807,599)	(1,975,887)	15-Dec-2015	23-Dec-2015	07-Nov-2016
BOND/BUY EUR/IBRD/GDIF/1222EUR00.50	0000014150	EUR	(5,000,000)	(5,485,250)	23-Oct-2015	03-Nov-2015	20-Dec-2022
BOND/BUY EUR/IBRD/GDIF/1222EUR00.50	0000014172	EUR	(5,000,000)	(5,438,750)	30-Oct-2015	06-Nov-2015	20-Dec-2022
BOND/BUY EUR/IBRD/GDIF/1216EUR00.375	0000014181	EUR	(25,000,000)	(26,847,500)	06-Nov-2015	16-Nov-2015	15-Dec-2016
BOND/BUY EUR/IBRD/GDIF/1216EUR00.375	0000014187	EUR	(26,225,000)	(27,962,406)	09-Nov-2015	17-Nov-2015	15-Dec-2016

Sub-total early Retirements			(86,260,694)	(92,371,147)

Japanese Yen
BOND/BUY JPY/IBRD/GDIF/1037JPYSTR	0000014088	JPY	(100,000,000)	(831,843)	15-Sep-2015	02-Oct-2015	02-Oct-2037
BOND/BUY JPY/IBRD/GDIF/1033JPYSTR03	0000014111	JPY	(1,000,000,000)	(8,368,551)	29-Sep-2015	14-Oct-2015	14-Oct-2033
BOND/BUY JPY/IBRD/GDIF/1037JPYSTR07	0000014121	JPY	(100,000,000)	(840,089)	01-Oct-2015	16-Oct-2015	16-Oct-2037
BOND/BUY JPY/IBRD/GDIF/1037JPYSTR15	0000014129	JPY	(200,000,000)	(1,660,095)	08-Oct-2015	23-Oct-2015	23-Oct-2037
BOND/BUY JPY/IBRD/GDIF/1037JPYSTR28	0000014132	JPY	(100,000,000)	(826,003)	09-Oct-2015	26-Oct-2015	26-Oct-2037
BOND/BUY JPY/IBRD/GDIF/1137JPYSTR10	0000014149	JPY	(100,000,000)	(820,109)	22-Oct-2015	06-Nov-2015	06-Nov-2037
BOND/BUY JPY/IBRD/GDIF/0820JPYSTR08	0000014156	JPY	(182,000,000)	(1,476,853)	26-Oct-2015	10-Nov-2015	10-Aug-2020
BOND/BUY JPY/IBRD/GDIF/1137JPYSTR26	0000014167	JPY	(100,000,000)	(812,645)	29-Oct-2015	16-Nov-2015	16-Nov-2037
BOND/BUY JPY/IBRD/GDIF/1137JPYSTR20	0000014168	JPY	(600,000,000)	(4,875,869)	29-Oct-2015	16-Nov-2015	16-Nov-2037
BOND/BUY JPY/IBRD/GDIF/1137JPYSTR16	0000014170	JPY	(130,000,000)	(1,056,438)	29-Oct-2015	16-Nov-2015	16-Nov-2037
BOND/BUY JPY/IBRD/GDIF/0920JPYSTR10	0000014222	JPY	(145,000,000)	(1,194,349)	27-Nov-2015	10-Dec-2015	10-Sep-2020
BOND/BUY JPY/IBRD/GDIF/1237JPYSTR30	0000014237	JPY	(300,000,000)	(2,471,781)	07-Dec-2015	21-Dec-2015	21-Dec-2037
BOND/BUY JPY/IBRD/GDIF/1227JPYSTR01	0000014238	JPY	(300,000,000)	(2,471,781)	07-Dec-2015	21-Dec-2015	21-Dec-2027

Sub-total early Retirements			(3,357,000,000)	(27,706,405)

Page 7/8

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

United States Dollar
BOND/BUY USD/IBRD/GDIF/0617USDSTR03	0000014094	USD	(20,000,000)	(20,000,000)	21-Sep-2015	13-Oct-2015	13-Jun-2017
BOND/BUY USD/IBRD/GDIF/0119USDSTR01	0000014099	USD	(25,000,000)	(25,000,000)	22-Sep-2015	14-Oct-2015	14-Jan-2019
BOND/BUY USD/IBRD/GDIF/0121USDSTR01	0000014098	USD	(25,000,000)	(25,000,000)	23-Sep-2015	15-Oct-2015	15-Jan-2021
BOND/BUY USD/IBRD/GDIF/1020USDSTR03	0000014100	USD	(5,000,000)	(5,000,000)	24-Sep-2015	15-Oct-2015	15-Oct-2020
BOND/BUY USD/IBRD/GDIF/1020USDSTR04	0000014101	USD	(5,000,000)	(5,000,000)	24-Sep-2015	15-Oct-2015	15-Oct-2020
BOND/BUY USD/IBRD/GDIF/1016USDSTR04	0000014108	USD	(50,000,000)	(50,000,000)	28-Sep-2015	20-Oct-2015	20-Oct-2016
BOND/BUY USD/IBRD/GDIF/0722USDSTR	0000014112	USD	(10,000,000)	(10,000,000)	30-Sep-2015	22-Oct-2015	22-Jul-2022
BOND/BUY USD/IBRD/GDIF/0122USDSTR01	0000014123	USD	(120,000,000)	(120,000,000)	02-Oct-2015	26-Oct-2015	25-Jan-2022
BOND/BUY USD/IBRD/GDIF/1024USDSTR	0000014130	USD	(5,000,000)	(5,000,000)	08-Oct-2015	30-Oct-2015	30-Oct-2024
BOND/BUY USD/IBRD/GDIF/0517USDSTR03	0000014138	USD	(25,000,000)	(25,000,000)	15-Oct-2015	05-Nov-2015	05-May-2017
BOND/BUY USD/IBRD/GDIF/0518USDSTR08	0000014147	USD	(50,000,000)	(50,000,000)	21-Oct-2015	12-Nov-2015	11-May-2018
BOND/BUY USD/IBRD/GDIF/0817USDSTR01	0000014161	USD	(25,000,000)	(25,000,000)	27-Oct-2015	18-Nov-2015	18-Aug-2017
BOND/BUY USD/IBRD/GDIF/0520USDSTR	0000014173	USD	(50,000,000)	(50,000,000)	30-Oct-2015	23-Nov-2015	22-May-2020
BOND/BUY USD/IBRD/GDIF/0235USD04.75	0000014207	USD	(33,740,000)	(33,740,000)	17-Nov-2015	25-Nov-2015	15-Feb-2035
BOND/BUY USD/IBRD/GDIF/0518USDSTR09	0000014182	USD	(75,000,000)	(75,000,000)	05-Nov-2015	30-Nov-2015	29-May-2018
BOND/BUY USD/IBRD/GDIF/0523USDSTR01	0000014184	USD	(30,000,000)	(30,000,000)	05-Nov-2015	30-Nov-2015	30-May-2023
BOND/BUY USD/IBRD/GDIF/1118USD10.00	0000014212	USD	(559,000,000)	(559,000,000)	20-Nov-2015	01-Dec-2015	13-Nov-2018
BOND/BUY USD/IBRD/GDIF/0623USD00.50	0000014218	USD	(31,100,000)	(31,100,000)	24-Nov-2015	08-Dec-2015	19-Jun-2023
BOND/BUY USD/IBRD/GDIF/0235USD04.75	0000014231	USD	(3,936,000)	(3,936,000)	03-Dec-2015	10-Dec-2015	15-Feb-2035
BOND/BUY USD/IBRD/GDIF/1217USDSTR01	0000014213	USD	(30,000,000)	(30,000,000)	20-Nov-2015	14-Dec-2015	12-Dec-2017
BOND/BUY USD/IBRD/GDIF/0618USDSTR02	0000014214	USD	(275,000,000)	(275,000,000)	20-Nov-2015	14-Dec-2015	12-Jun-2018
BOND/BUY USD/IBRD/GDIF/0620USDSTR01	0000014233	USD	(200,000,000)	(200,000,000)	04-Dec-2015	29-Dec-2015	29-Jun-2020
BOND/BUY USD/IBRD/GDIF/0616USDCAR02	0000014204	USD	(28,400,000)	(28,400,000)	16-Nov-2015	18-Nov-2015	01-Jun-2016

Sub-total early Retirements			(1,681,176,000)	(1,681,176,000)

Total Early Retirements				(1,812,695,952)

Page 8/8

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings

United States Dollar
DIN/SELL USD/IBRD/DIN IBRDUS10DEC15	0010322969	USD	50,000,000	50,000,000	19-Oct-2015	19-Oct-2015	10-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS10DEC15	0010323141	USD	4,000,000	4,000,000	21-Oct-2015	26-Oct-2015	10-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS10DEC15	0010324033	USD	750,000,000	750,000,000	04-Nov-2015	06-Nov-2015	10-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS10DEC15	0010326661	USD	100,000,000	100,000,000	09-Dec-2015	09-Dec-2015	10-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS10DEC15	0010326664	USD	100,000,000	100,000,000	09-Dec-2015	09-Dec-2015	10-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS10FEB16	0010326636	USD	325,000,000	325,000,000	08-Dec-2015	09-Dec-2015	10-Feb-2016
DIN/SELL USD/IBRD/DIN IBRDUS10FEB16	0010326663	USD	760,000,000	760,000,000	09-Dec-2015	09-Dec-2015	10-Feb-2016
DIN/SELL USD/IBRD/DIN IBRDUS10NOV15	0010324499	USD	100,000,000	100,000,000	09-Nov-2015	09-Nov-2015	10-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS10NOV15	0010324500	USD	100,000,000	100,000,000	09-Nov-2015	09-Nov-2015	10-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS11DEC15	0010323162	USD	10,000,000	10,000,000	22-Oct-2015	23-Oct-2015	11-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS11DEC15	0010324046	USD	40,000,000	40,000,000	04-Nov-2015	04-Nov-2015	11-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS11DEC15	0010324047	USD	50,000,000	50,000,000	04-Nov-2015	04-Nov-2015	11-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS11DEC15	0010324052	USD	50,000,000	50,000,000	04-Nov-2015	05-Nov-2015	11-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS11DEC15	0010326719	USD	100,000,000	100,000,000	10-Dec-2015	10-Dec-2015	11-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS11DEC15	0010326733	USD	100,000,000	100,000,000	10-Dec-2015	10-Dec-2015	11-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS11DEC15	0010326735	USD	50,000,000	50,000,000	10-Dec-2015	10-Dec-2015	11-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS11JAN16	0010323209	USD	700,000	700,000	23-Oct-2015	26-Oct-2015	11-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS11JAN16	0010324823	USD	100,000,000	100,000,000	13-Nov-2015	16-Nov-2015	11-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS11JAN16	0010324935	USD	100,000,000	100,000,000	16-Nov-2015	17-Nov-2015	11-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS11JAN16	0010324951	USD	100,000,000	100,000,000	16-Nov-2015	17-Nov-2015	11-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS11JAN16	0010325119	USD	300,000,000	300,000,000	16-Nov-2015	17-Nov-2015	11-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS11MAR16	0010327294	USD	50,000,000	50,000,000	28-Dec-2015	28-Dec-2015	11-Mar-2016
DIN/SELL USD/IBRD/DIN IBRDUS12JAN16	0010324965	USD	90,200,000	90,200,000	16-Nov-2015	16-Nov-2015	12-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS12JAN16	0010324940	USD	25,000,000	25,000,000	16-Nov-2015	17-Nov-2015	12-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS12JAN16	0010325148	USD	250,000,000	250,000,000	17-Nov-2015	18-Nov-2015	12-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS12JAN16	0010325327	USD	100,000,000	100,000,000	20-Nov-2015	20-Nov-2015	12-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS12JAN16	0010325372	USD	4,000,000	4,000,000	20-Nov-2015	20-Nov-2015	12-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS12JAN16	0010325373	USD	4,900,000	4,900,000	20-Nov-2015	20-Nov-2015	12-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS12NOV15	0010323969	USD	200,000,000	200,000,000	03-Nov-2015	04-Nov-2015	12-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS12NOV15	0010324545	USD	100,000,000	100,000,000	10-Nov-2015	10-Nov-2015	12-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS12NOV15	0010324547	USD	100,000,000	100,000,000	10-Nov-2015	10-Nov-2015	12-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS13NOV15	0010322625	USD	100,000,000	100,000,000	13-Oct-2015	13-Oct-2015	13-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS13NOV15	0010324214	USD	25,000,000	25,000,000	05-Nov-2015	06-Nov-2015	13-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS13OCT15	0010322072	USD	300,000,000	300,000,000	02-Oct-2015	06-Oct-2015	13-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS13OCT15	0010322597	USD	100,000,000	100,000,000	09-Oct-2015	09-Oct-2015	13-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS13OCT15	0010322600	USD	100,000,000	100,000,000	09-Oct-2015	09-Oct-2015	13-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS14DEC15	0010323142	USD	4,000,000	4,000,000	21-Oct-2015	26-Oct-2015	14-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS14DEC15	0010324140	USD	25,000,000	25,000,000	05-Nov-2015	05-Nov-2015	14-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS14DEC15	0010324237	USD	500,000,000	500,000,000	06-Nov-2015	06-Nov-2015	14-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS14DEC15	0010326787	USD	100,000,000	100,000,000	11-Dec-2015	11-Dec-2015	14-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS14JAN16	0010324817	USD	100,000,000	100,000,000	13-Nov-2015	16-Nov-2015	14-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS14JAN16	0010324887	USD	35,600,000	35,600,000	16-Nov-2015	16-Nov-2015	14-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS14JAN16	0010325228	USD	35,000,000	35,000,000	18-Nov-2015	18-Nov-2015	14-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS14JAN16	0010325480	USD	500,000,000	500,000,000	24-Nov-2015	25-Nov-2015	14-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS14MAR16	0010325474	USD	7,000,000	7,000,000	24-Nov-2015	24-Nov-2015	14-Mar-2016
DIN/SELL USD/IBRD/DIN IBRDUS14MAR16	0010326632	USD	20,000,000	20,000,000	08-Dec-2015	08-Dec-2015	14-Mar-2016
DIN/SELL USD/IBRD/DIN IBRDUS14MAR16	0010327281	USD	50,000,000	50,000,000	23-Dec-2015	23-Dec-2015	14-Mar-2016
DIN/SELL USD/IBRD/DIN IBRDUS14OCT15	0010322614	USD	100,000,000	100,000,000	13-Oct-2015	13-Oct-2015	14-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS14OCT15	0010322620	USD	100,000,000	100,000,000	13-Oct-2015	13-Oct-2015	14-Oct-2015

Page 1/15

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS15APR16	0010327152	USD	100,000,000	100,000,000	18-Dec-2015	21-Dec-2015	15-Apr-2016
DIN/SELL USD/IBRD/DIN IBRDUS15DEC15	0010322641	USD	300,000,000	300,000,000	13-Oct-2015	15-Oct-2015	15-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS15DEC15	0010323148	USD	200,000,000	200,000,000	21-Oct-2015	21-Oct-2015	15-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS15DEC15	0010323164	USD	192,000,000	192,000,000	22-Oct-2015	22-Oct-2015	15-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS15DEC15	0010323215	USD	65,000,000	65,000,000	26-Oct-2015	26-Oct-2015	15-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS15DEC15	0010324656	USD	10,000,000	10,000,000	12-Nov-2015	12-Nov-2015	15-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS15DEC15	0010326914	USD	100,000,000	100,000,000	14-Dec-2015	14-Dec-2015	15-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS15DEC15	0010326926	USD	100,000,000	100,000,000	14-Dec-2015	14-Dec-2015	15-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS15JAN16	0010325160	USD	100,000,000	100,000,000	17-Nov-2015	20-Nov-2015	15-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS15MAR16	0010326084	USD	8,808,000	8,808,000	03-Dec-2015	03-Dec-2015	15-Mar-2016
DIN/SELL USD/IBRD/DIN IBRDUS15OCT15	0010322045	USD	10,000,000	10,000,000	01-Oct-2015	01-Oct-2015	15-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS15OCT15	0010322666	USD	100,000,000	100,000,000	14-Oct-2015	14-Oct-2015	15-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS15OCT15	0010322681	USD	100,000,000	100,000,000	14-Oct-2015	14-Oct-2015	15-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS16DEC15	0010322808	USD	7,000,000	7,000,000	15-Oct-2015	15-Oct-2015	16-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS16DEC15	0010323421	USD	100,000,000	100,000,000	29-Oct-2015	30-Oct-2015	16-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS16DEC15	0010324657	USD	10,000,000	10,000,000	12-Nov-2015	12-Nov-2015	16-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS16DEC15	0010327045	USD	100,000,000	100,000,000	15-Dec-2015	15-Dec-2015	16-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS16DEC15	0010327049	USD	100,000,000	100,000,000	15-Dec-2015	15-Dec-2015	16-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS16FEB16	0010325971	USD	25,000,000	25,000,000	01-Dec-2015	01-Dec-2015	16-Feb-2016
DIN/SELL USD/IBRD/DIN IBRDUS16FEB16	0010326059	USD	100,000,000	100,000,000	02-Dec-2015	03-Dec-2015	16-Feb-2016
DIN/SELL USD/IBRD/DIN IBRDUS16FEB16	0010326678	USD	150,000,000	150,000,000	09-Dec-2015	10-Dec-2015	16-Feb-2016
DIN/SELL USD/IBRD/DIN IBRDUS16FEB16	0010326635	USD	300,200,000	300,200,000	08-Dec-2015	15-Dec-2015	16-Feb-2016
DIN/SELL USD/IBRD/DIN IBRDUS16FEB16	0010327097	USD	10,000,000	10,000,000	17-Dec-2015	17-Dec-2015	16-Feb-2016
DIN/SELL USD/IBRD/DIN IBRDUS16JUN16	0010327300	USD	20,000,000	20,000,000	29-Dec-2015	30-Dec-2015	16-Jun-2016
DIN/SELL USD/IBRD/DIN IBRDUS16MAR16	0010326788	USD	20,000,000	20,000,000	11-Dec-2015	14-Dec-2015	16-Mar-2016
DIN/SELL USD/IBRD/DIN IBRDUS16NOV15	0010322712	USD	300,000,000	300,000,000	14-Oct-2015	15-Oct-2015	16-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS16NOV15	0010324800	USD	100,000,000	100,000,000	13-Nov-2015	13-Nov-2015	16-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS16NOV15	0010324819	USD	100,000,000	100,000,000	13-Nov-2015	13-Nov-2015	16-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS16OCT15	0010322807	USD	100,000,000	100,000,000	15-Oct-2015	15-Oct-2015	16-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS16OCT15	0010322809	USD	100,000,000	100,000,000	15-Oct-2015	15-Oct-2015	16-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS17DEC15	0010325975	USD	15,000,000	15,000,000	01-Dec-2015	01-Dec-2015	17-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS17DEC15	0010327067	USD	100,000,000	100,000,000	16-Dec-2015	16-Dec-2015	17-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS17DEC15	0010327071	USD	75,000,000	75,000,000	16-Dec-2015	16-Dec-2015	17-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS17DEC15	0010327072	USD	100,000,000	100,000,000	16-Dec-2015	16-Dec-2015	17-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS17FEB16	0010326022	USD	20,000,000	20,000,000	02-Dec-2015	02-Dec-2015	17-Feb-2016
DIN/SELL USD/IBRD/DIN IBRDUS17MAR16	0010326023	USD	30,000,000	30,000,000	02-Dec-2015	02-Dec-2015	17-Mar-2016
DIN/SELL USD/IBRD/DIN IBRDUS17NOV15	0010324546	USD	100,000,000	100,000,000	10-Nov-2015	10-Nov-2015	17-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS17NOV15	0010324895	USD	100,000,000	100,000,000	16-Nov-2015	16-Nov-2015	17-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS17NOV15	0010324926	USD	100,000,000	100,000,000	16-Nov-2015	16-Nov-2015	17-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS18DEC15	0010325976	USD	10,000,000	10,000,000	01-Dec-2015	01-Dec-2015	18-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS18FEB16	0010323156	USD	17,000,000	17,000,000	21-Oct-2015	22-Oct-2015	18-Feb-2016
DIN/SELL USD/IBRD/DIN IBRDUS18FEB16	0010325284	USD	23,000,000	23,000,000	19-Nov-2015	19-Nov-2015	18-Feb-2016
DIN/SELL USD/IBRD/DIN IBRDUS18MAR16	0010326012	USD	6,000,000	6,000,000	02-Dec-2015	02-Dec-2015	18-Mar-2016
DIN/SELL USD/IBRD/DIN IBRDUS18MAR16	0010326090	USD	5,000,000	5,000,000	03-Dec-2015	04-Dec-2015	18-Mar-2016
DIN/SELL USD/IBRD/DIN IBRDUS18NOV15	0010325142	USD	100,000,000	100,000,000	17-Nov-2015	17-Nov-2015	18-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS18NOV15	0010325150	USD	100,000,000	100,000,000	17-Nov-2015	17-Nov-2015	18-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS19FEB16	0010325979	USD	10,000,000	10,000,000	01-Dec-2015	01-Dec-2015	19-Feb-2016
DIN/SELL USD/IBRD/DIN IBRDUS19JAN16	0010325151	USD	100,000,000	100,000,000	17-Nov-2015	18-Nov-2015	19-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS19JAN16	0010324658	USD	500,000,000	500,000,000	12-Nov-2015	24-Nov-2015	19-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS19NOV15	0010325236	USD	100,000,000	100,000,000	18-Nov-2015	18-Nov-2015	19-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS19NOV15	0010325237	USD	100,000,000	100,000,000	18-Nov-2015	18-Nov-2015	19-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS19OCT15	0010322046	USD	10,000,000	10,000,000	01-Oct-2015	01-Oct-2015	19-Oct-2015

Page 2/15

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS19OCT15	0010322832	USD	100,000,000	100,000,000	16-Oct-2015	16-Oct-2015	19-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS19OCT15	0010322834	USD	100,000,000	100,000,000	16-Oct-2015	16-Oct-2015	19-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS1APR16	0010326266	USD	40,000,000	40,000,000	07-Dec-2015	07-Dec-2015	01-Apr-2016
DIN/SELL USD/IBRD/DIN IBRDUS1DEC15	0010322640	USD	5,000,000	5,000,000	13-Oct-2015	13-Oct-2015	01-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS1DEC15	0010322661	USD	30,000,000	30,000,000	14-Oct-2015	14-Oct-2015	01-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS1DEC15	0010325590	USD	100,000,000	100,000,000	30-Nov-2015	30-Nov-2015	01-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS1DEC15	0010325602	USD	100,000,000	100,000,000	30-Nov-2015	30-Nov-2015	01-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS1FEB16	0010325243	USD	100,000,000	100,000,000	18-Nov-2015	19-Nov-2015	01-Feb-2016
DIN/SELL USD/IBRD/DIN IBRDUS1FEB16	0010325371	USD	20,000,000	20,000,000	20-Nov-2015	20-Nov-2015	01-Feb-2016
DIN/SELL USD/IBRD/DIN IBRDUS1FEB16	0010325423	USD	100,000,000	100,000,000	23-Nov-2015	24-Nov-2015	01-Feb-2016
DIN/SELL USD/IBRD/DIN IBRDUS1FEB16	0010325667	USD	1,000,000	1,000,000	30-Nov-2015	01-Dec-2015	01-Feb-2016
DIN/SELL USD/IBRD/DIN IBRDUS1FEB16	0010325970	USD	50,000,000	50,000,000	01-Dec-2015	01-Dec-2015	01-Feb-2016
DIN/SELL USD/IBRD/DIN IBRDUS1FEB16	0010325977	USD	25,000,000	25,000,000	01-Dec-2015	01-Dec-2015	01-Feb-2016
DIN/SELL USD/IBRD/DIN IBRDUS1FEB16	0010325980	USD	25,000,000	25,000,000	01-Dec-2015	01-Dec-2015	01-Feb-2016
DIN/SELL USD/IBRD/DIN IBRDUS1FEB16	0010325967	USD	100,000,000	100,000,000	01-Dec-2015	02-Dec-2015	01-Feb-2016
DIN/SELL USD/IBRD/DIN IBRDUS1FEB16	0010326793	USD	5,000,000	5,000,000	11-Dec-2015	11-Dec-2015	01-Feb-2016
DIN/SELL USD/IBRD/DIN IBRDUS1FEB16	0010327270	USD	11,824,000	11,824,000	22-Dec-2015	23-Dec-2015	01-Feb-2016
DIN/SELL USD/IBRD/DIN IBRDUS1JUN16	0010327098	USD	8,821,000	8,821,000	17-Dec-2015	17-Dec-2015	01-Jun-2016
DIN/SELL USD/IBRD/DIN IBRDUS1MAR16	0010324824	USD	100,000,000	100,000,000	13-Nov-2015	13-Nov-2015	01-Mar-2016
DIN/SELL USD/IBRD/DIN IBRDUS1MAR16	0010325256	USD	100,000,000	100,000,000	18-Nov-2015	19-Nov-2015	01-Mar-2016
DIN/SELL USD/IBRD/DIN IBRDUS1MAR16	0010326628	USD	50,000,000	50,000,000	08-Dec-2015	08-Dec-2015	01-Mar-2016
DIN/SELL USD/IBRD/DIN IBRDUS20JAN16	0010324818	USD	100,000,000	100,000,000	13-Nov-2015	13-Nov-2015	20-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS20JAN16	0010324822	USD	12,500,000	12,500,000	13-Nov-2015	13-Nov-2015	20-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS20JAN16	0010325264	USD	100,000,000	100,000,000	18-Nov-2015	18-Nov-2015	20-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS20JAN16	0010325229	USD	100,000,000	100,000,000	18-Nov-2015	19-Nov-2015	20-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS20JAN16	0010325238	USD	100,000,000	100,000,000	18-Nov-2015	19-Nov-2015	20-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS20JAN16	0010325265	USD	80,406,000	80,406,000	18-Nov-2015	19-Nov-2015	20-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS20JAN16	0010325370	USD	25,000,000	25,000,000	20-Nov-2015	20-Nov-2015	20-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS20NOV15	0010325283	USD	100,000,000	100,000,000	19-Nov-2015	19-Nov-2015	20-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS20NOV15	0010325285	USD	100,000,000	100,000,000	19-Nov-2015	19-Nov-2015	20-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS20OCT15	0010322966	USD	100,000,000	100,000,000	19-Oct-2015	19-Oct-2015	20-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS20OCT15	0010322968	USD	100,000,000	100,000,000	19-Oct-2015	19-Oct-2015	20-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS21DEC15	0010323155	USD	25,000,000	25,000,000	21-Oct-2015	22-Oct-2015	21-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS21DEC15	0010323224	USD	12,000,000	12,000,000	26-Oct-2015	26-Oct-2015	21-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS21DEC15	0010323243	USD	10,000,000	10,000,000	26-Oct-2015	26-Oct-2015	21-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS21DEC15	0010323244	USD	10,000,000	10,000,000	26-Oct-2015	26-Oct-2015	21-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS21DEC15	0010323482	USD	25,000,000	25,000,000	30-Oct-2015	30-Oct-2015	21-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS21DEC15	0010324268	USD	69,600,000	69,600,000	06-Nov-2015	06-Nov-2015	21-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS21DEC15	0010325421	USD	5,000,000	5,000,000	23-Nov-2015	23-Nov-2015	21-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS21DEC15	0010327153	USD	50,000,000	50,000,000	18-Dec-2015	18-Dec-2015	21-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS21DEC15	0010327154	USD	50,000,000	50,000,000	18-Dec-2015	18-Dec-2015	21-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS21JAN16	0010322615	USD	25,000,000	25,000,000	13-Oct-2015	13-Oct-2015	21-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS21JAN16	0010323188	USD	12,000,000	12,000,000	23-Oct-2015	23-Oct-2015	21-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS21JAN16	0010323827	USD	30,000,000	30,000,000	02-Nov-2015	02-Nov-2015	21-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS21JAN16	0010325287	USD	100,000,000	100,000,000	19-Nov-2015	20-Nov-2015	21-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS21JAN16	0010325447	USD	3,000,000	3,000,000	24-Nov-2015	24-Nov-2015	21-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS21JAN16	0010325633	USD	7,500,000	7,500,000	30-Nov-2015	01-Dec-2015	21-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS21JAN16	0010325586	USD	350,000,000	350,000,000	30-Nov-2015	02-Dec-2015	21-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS21MAR16	0010326630	USD	6,000,000	6,000,000	08-Dec-2015	08-Dec-2015	21-Mar-2016
DIN/SELL USD/IBRD/DIN IBRDUS21OCT15	0010323002	USD	100,000,000	100,000,000	20-Oct-2015	20-Oct-2015	21-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS21OCT15	0010323008	USD	215,617,000	215,617,000	20-Oct-2015	20-Oct-2015	21-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS21OCT15	0010323009	USD	100,000,000	100,000,000	20-Oct-2015	20-Oct-2015	21-Oct-2015

Page 3/15

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS22DEC15	0010323824	USD	4,148,000	4,148,000	02-Nov-2015	02-Nov-2015	22-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS22DEC15	0010323828	USD	40,000,000	40,000,000	02-Nov-2015	02-Nov-2015	22-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS22DEC15	0010327198	USD	50,000,000	50,000,000	21-Dec-2015	21-Dec-2015	22-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS22FEB16	0010326662	USD	50,000,000	50,000,000	09-Dec-2015	10-Dec-2015	22-Feb-2016
DIN/SELL USD/IBRD/DIN IBRDUS22FEB16	0010327235	USD	12,000,000	12,000,000	21-Dec-2015	21-Dec-2015	22-Feb-2016
DIN/SELL USD/IBRD/DIN IBRDUS22FEB16	0010327403	USD	56,000,000	56,000,000	30-Dec-2015	04-Jan-2016	22-Feb-2016
DIN/SELL USD/IBRD/DIN IBRDUS22FEB16	0010327404	USD	10,000,000	10,000,000	30-Dec-2015	04-Jan-2016	22-Feb-2016
DIN/SELL USD/IBRD/DIN IBRDUS22JAN16	0010325587	USD	350,000,000	350,000,000	30-Nov-2015	02-Dec-2015	22-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS22MAR16	0010326151	USD	25,000,000	25,000,000	04-Dec-2015	04-Dec-2015	22-Mar-2016
DIN/SELL USD/IBRD/DIN IBRDUS22OCT15	0010322713	USD	300,000,000	300,000,000	14-Oct-2015	15-Oct-2015	22-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS22OCT15	0010323138	USD	100,000,000	100,000,000	21-Oct-2015	21-Oct-2015	22-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS22OCT15	0010323143	USD	100,000,000	100,000,000	21-Oct-2015	21-Oct-2015	22-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS22OCT15	0010323147	USD	209,583,000	209,583,000	21-Oct-2015	21-Oct-2015	22-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS23DEC15	0010324155	USD	1,962,000	1,962,000	05-Nov-2015	05-Nov-2015	23-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS23DEC15	0010327268	USD	100,000,000	100,000,000	22-Dec-2015	22-Dec-2015	23-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS23DEC15	0010327269	USD	100,000,000	100,000,000	22-Dec-2015	22-Dec-2015	23-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS23DEC15	0010327274	USD	200,000,000	200,000,000	22-Dec-2015	22-Dec-2015	23-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS23MAR16	0010322093	USD	3,000,000	3,000,000	05-Oct-2015	05-Oct-2015	23-Mar-2016
DIN/SELL USD/IBRD/DIN IBRDUS23MAR16	0010327284	USD	23,000,000	23,000,000	23-Dec-2015	23-Dec-2015	23-Mar-2016
DIN/SELL USD/IBRD/DIN IBRDUS23NOV15	0010323007	USD	50,000,000	50,000,000	20-Oct-2015	20-Oct-2015	23-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS23NOV15	0010325328	USD	100,000,000	100,000,000	20-Nov-2015	20-Nov-2015	23-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS23NOV15	0010325374	USD	100,000,000	100,000,000	20-Nov-2015	20-Nov-2015	23-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS23OCT15	0010323160	USD	100,000,000	100,000,000	22-Oct-2015	22-Oct-2015	23-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS23OCT15	0010323161	USD	100,000,000	100,000,000	22-Oct-2015	22-Oct-2015	23-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS23OCT15	0010323163	USD	206,393,000	206,393,000	22-Oct-2015	22-Oct-2015	23-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS24DEC15	0010327282	USD	100,000,000	100,000,000	23-Dec-2015	23-Dec-2015	24-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS24DEC15	0010327283	USD	100,000,000	100,000,000	23-Dec-2015	23-Dec-2015	24-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS24FEB16	0010326931	USD	1,000,000	1,000,000	14-Dec-2015	15-Dec-2015	24-Feb-2016
DIN/SELL USD/IBRD/DIN IBRDUS24MAR16	0010326150	USD	30,000,000	30,000,000	04-Dec-2015	04-Dec-2015	24-Mar-2016
DIN/SELL USD/IBRD/DIN IBRDUS24NOV15	0010322101	USD	12,000,000	12,000,000	05-Oct-2015	05-Oct-2015	24-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS24NOV15	0010322289	USD	50,000,000	50,000,000	07-Oct-2015	07-Oct-2015	24-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS24NOV15	0010322290	USD	50,000,000	50,000,000	07-Oct-2015	07-Oct-2015	24-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS24NOV15	0010322993	USD	250,000,000	250,000,000	19-Oct-2015	20-Oct-2015	24-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS24NOV15	0010325416	USD	100,000,000	100,000,000	23-Nov-2015	23-Nov-2015	24-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS24NOV15	0010325417	USD	100,000,000	100,000,000	23-Nov-2015	23-Nov-2015	24-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS25FEB16	0010327288	USD	22,000,000	22,000,000	24-Dec-2015	28-Dec-2015	25-Feb-2016
DIN/SELL USD/IBRD/DIN IBRDUS25JAN16	0010325206	USD	650,000,000	650,000,000	17-Nov-2015	18-Nov-2015	25-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS25JAN16	0010325339	USD	50,000,000	50,000,000	20-Nov-2015	20-Nov-2015	25-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS25JAN16	0010325415	USD	20,000,000	20,000,000	23-Nov-2015	23-Nov-2015	25-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS25NOV15	0010322170	USD	25,000,000	25,000,000	06-Oct-2015	06-Oct-2015	25-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS25NOV15	0010323154	USD	50,000,000	50,000,000	21-Oct-2015	21-Oct-2015	25-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS25NOV15	0010325473	USD	100,000,000	100,000,000	24-Nov-2015	24-Nov-2015	25-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS25NOV15	0010325475	USD	100,000,000	100,000,000	24-Nov-2015	24-Nov-2015	25-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS25NOV15	0010325478	USD	137,624,000	137,624,000	24-Nov-2015	24-Nov-2015	25-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS25NOV15	0010325482	USD	50,000,000	50,000,000	24-Nov-2015	24-Nov-2015	25-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS26FEB16	0010323873	USD	250,000	250,000	03-Nov-2015	04-Nov-2015	26-Feb-2016
DIN/SELL USD/IBRD/DIN IBRDUS26JAN16	0010325207	USD	75,000,000	75,000,000	17-Nov-2015	18-Nov-2015	26-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS26JAN16	0010325376	USD	225,000,000	225,000,000	20-Nov-2015	23-Nov-2015	26-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS26JAN16	0010325481	USD	2,000,000	2,000,000	24-Nov-2015	24-Nov-2015	26-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS26JAN16	0010325663	USD	1,000,000,000	1,000,000,000	30-Nov-2015	01-Dec-2015	26-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS26OCT15	0010323184	USD	100,000,000	100,000,000	23-Oct-2015	23-Oct-2015	26-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS26OCT15	0010323185	USD	100,000,000	100,000,000	23-Oct-2015	23-Oct-2015	26-Oct-2015

Page 4/15

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS26OCT15	0010323189	USD	241,913,000	241,913,000	23-Oct-2015	23-Oct-2015	26-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS27JAN16	0010325380	USD	100,000,000	100,000,000	20-Nov-2015	23-Nov-2015	27-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS27JAN16	0010325422	USD	5,000,000	5,000,000	23-Nov-2015	23-Nov-2015	27-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS27JAN16	0010325383	USD	100,000,000	100,000,000	20-Nov-2015	24-Nov-2015	27-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS27OCT15	0010322994	USD	200,000,000	200,000,000	19-Oct-2015	20-Oct-2015	27-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS27OCT15	0010323214	USD	100,000,000	100,000,000	26-Oct-2015	26-Oct-2015	27-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS27OCT15	0010323223	USD	100,000,000	100,000,000	26-Oct-2015	26-Oct-2015	27-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS27OCT15	0010323242	USD	199,723,000	199,723,000	26-Oct-2015	26-Oct-2015	27-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS28APR16	0010325479	USD	500,000	500,000	24-Nov-2015	25-Nov-2015	28-Apr-2016
DIN/SELL USD/IBRD/DIN IBRDUS28APR16	0010326300	USD	4,350,000	4,350,000	07-Dec-2015	08-Dec-2015	28-Apr-2016
DIN/SELL USD/IBRD/DIN IBRDUS28DEC15	0010323964	USD	25,000,000	25,000,000	03-Nov-2015	03-Nov-2015	28-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS28DEC15	0010327287	USD	136,000,000	136,000,000	23-Dec-2015	23-Dec-2015	28-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS28DEC15	0010327289	USD	100,000,000	100,000,000	24-Dec-2015	24-Dec-2015	28-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS28DEC15	0010327290	USD	100,000,000	100,000,000	24-Dec-2015	24-Dec-2015	28-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS28MAR16	0010326769	USD	1,250,000	1,250,000	10-Dec-2015	10-Dec-2015	28-Mar-2016
DIN/SELL USD/IBRD/DIN IBRDUS28MAR16	0010326742	USD	50,000,000	50,000,000	10-Dec-2015	11-Dec-2015	28-Mar-2016
DIN/SELL USD/IBRD/DIN IBRDUS28MAR16	0010326786	USD	25,000,000	25,000,000	11-Dec-2015	11-Dec-2015	28-Mar-2016
DIN/SELL USD/IBRD/DIN IBRDUS28OCT15	0010323287	USD	100,000,000	100,000,000	27-Oct-2015	27-Oct-2015	28-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS28OCT15	0010323288	USD	100,000,000	100,000,000	27-Oct-2015	27-Oct-2015	28-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS28OCT15	0010323290	USD	200,000,000	200,000,000	27-Oct-2015	27-Oct-2015	28-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS29DEC15	0010324040	USD	41,000,000	41,000,000	04-Nov-2015	04-Nov-2015	29-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS29DEC15	0010327291	USD	100,000,000	100,000,000	28-Dec-2015	28-Dec-2015	29-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS29DEC15	0010327292	USD	100,000,000	100,000,000	28-Dec-2015	28-Dec-2015	29-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS29FEB16	0010325420	USD	50,000,000	50,000,000	23-Nov-2015	23-Nov-2015	29-Feb-2016
DIN/SELL USD/IBRD/DIN IBRDUS29FEB16	0010326003	USD	25,000,000	25,000,000	02-Dec-2015	02-Dec-2015	29-Feb-2016
DIN/SELL USD/IBRD/DIN IBRDUS29FEB16	0010326629	USD	406,000	406,000	08-Dec-2015	08-Dec-2015	29-Feb-2016
DIN/SELL USD/IBRD/DIN IBRDUS29FEB16	0010326734	USD	1,197,000	1,197,000	10-Dec-2015	10-Dec-2015	29-Feb-2016
DIN/SELL USD/IBRD/DIN IBRDUS29FEB16	0010327141	USD	1,000,000	1,000,000	17-Dec-2015	18-Dec-2015	29-Feb-2016
DIN/SELL USD/IBRD/DIN IBRDUS29JAN16	0010324044	USD	45,000,000	45,000,000	04-Nov-2015	04-Nov-2015	29-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS29JAN16	0010324257	USD	10,000,000	10,000,000	06-Nov-2015	06-Nov-2015	29-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS29MAR16	0010321952	USD	17,474,000	17,474,000	01-Oct-2015	01-Oct-2015	29-Mar-2016
DIN/SELL USD/IBRD/DIN IBRDUS29MAR16	0010326272	USD	2,500,000	2,500,000	07-Dec-2015	07-Dec-2015	29-Mar-2016
DIN/SELL USD/IBRD/DIN IBRDUS29OCT15	0010323322	USD	100,000,000	100,000,000	28-Oct-2015	28-Oct-2015	29-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS29OCT15	0010323323	USD	100,000,000	100,000,000	28-Oct-2015	28-Oct-2015	29-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS29OCT15	0010323328	USD	142,718,000	142,718,000	28-Oct-2015	28-Oct-2015	29-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS2DEC15	0010325969	USD	100,000,000	100,000,000	01-Dec-2015	01-Dec-2015	02-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS2DEC15	0010325973	USD	100,000,000	100,000,000	01-Dec-2015	01-Dec-2015	02-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS2FEB16	0010326021	USD	144,800,000	144,800,000	02-Dec-2015	02-Dec-2015	02-Feb-2016
DIN/SELL USD/IBRD/DIN IBRDUS2FEB16	0010326060	USD	500,000,000	500,000,000	02-Dec-2015	03-Dec-2015	02-Feb-2016
DIN/SELL USD/IBRD/DIN IBRDUS2FEB16	0010326149	USD	500,000,000	500,000,000	04-Dec-2015	04-Dec-2015	02-Feb-2016
DIN/SELL USD/IBRD/DIN IBRDUS2MAR16	0010326013	USD	22,000,000	22,000,000	02-Dec-2015	02-Dec-2015	02-Mar-2016
DIN/SELL USD/IBRD/DIN IBRDUS2MAR16	0010327400	USD	25,000,000	25,000,000	30-Dec-2015	30-Dec-2015	02-Mar-2016
DIN/SELL USD/IBRD/DIN IBRDUS2OCT15	0010321939	USD	100,000,000	100,000,000	01-Oct-2015	01-Oct-2015	02-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS30DEC15	0010323153	USD	10,000,000	10,000,000	21-Oct-2015	21-Oct-2015	30-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS30DEC15	0010323251	USD	15,000,000	15,000,000	26-Oct-2015	26-Oct-2015	30-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS30DEC15	0010323292	USD	5,000,000	5,000,000	27-Oct-2015	27-Oct-2015	30-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS30DEC15	0010323329	USD	8,000,000	8,000,000	28-Oct-2015	28-Oct-2015	30-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS30DEC15	0010324038	USD	20,000,000	20,000,000	04-Nov-2015	04-Nov-2015	30-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS30DEC15	0010324051	USD	72,000,000	72,000,000	04-Nov-2015	04-Nov-2015	30-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS30DEC15	0010324571	USD	20,000,000	20,000,000	10-Nov-2015	10-Nov-2015	30-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS30DEC15	0010325974	USD	58,000,000	58,000,000	01-Dec-2015	01-Dec-2015	30-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS30DEC15	0010325978	USD	25,000,000	25,000,000	01-Dec-2015	01-Dec-2015	30-Dec-2015

Page 5/15

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS30DEC15	0010327162	USD	40,000,000	40,000,000	18-Dec-2015	18-Dec-2015	30-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS30DEC15	0010327301	USD	100,000,000	100,000,000	29-Dec-2015	29-Dec-2015	30-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS30DEC15	0010327302	USD	100,000,000	100,000,000	29-Dec-2015	29-Dec-2015	30-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS30JUN16	0010323340	USD	7,300,000	7,300,000	28-Oct-2015	29-Oct-2015	30-Jun-2016
DIN/SELL USD/IBRD/DIN IBRDUS30NOV15	0010322048	USD	35,000,000	35,000,000	01-Oct-2015	01-Oct-2015	30-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS30NOV15	0010322250	USD	150,000,000	150,000,000	06-Oct-2015	08-Oct-2015	30-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS30NOV15	0010323010	USD	10,000,000	10,000,000	20-Oct-2015	20-Oct-2015	30-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS30NOV15	0010324630	USD	100,000,000	100,000,000	10-Nov-2015	12-Nov-2015	30-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS30NOV15	0010324975	USD	10,000,000	10,000,000	16-Nov-2015	16-Nov-2015	30-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS30NOV15	0010325477	USD	20,000,000	20,000,000	24-Nov-2015	24-Nov-2015	30-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS30NOV15	0010325488	USD	100,000,000	100,000,000	25-Nov-2015	25-Nov-2015	30-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS30NOV15	0010325491	USD	20,000,000	20,000,000	25-Nov-2015	25-Nov-2015	30-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS30NOV15	0010325492	USD	100,000,000	100,000,000	25-Nov-2015	25-Nov-2015	30-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS30OCT15	0010322004	USD	70,000,000	70,000,000	01-Oct-2015	01-Oct-2015	30-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS30OCT15	0010322014	USD	10,000,000	10,000,000	01-Oct-2015	01-Oct-2015	30-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS30OCT15	0010322044	USD	72,000,000	72,000,000	01-Oct-2015	01-Oct-2015	30-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS30OCT15	0010322047	USD	15,000,000	15,000,000	01-Oct-2015	01-Oct-2015	30-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS30OCT15	0010323368	USD	100,000,000	100,000,000	29-Oct-2015	29-Oct-2015	30-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS30OCT15	0010323378	USD	100,000,000	100,000,000	29-Oct-2015	29-Oct-2015	30-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS30OCT15	0010323383	USD	167,720,000	167,720,000	29-Oct-2015	29-Oct-2015	30-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS31DEC15	0010322805	USD	35,000,000	35,000,000	15-Oct-2015	15-Oct-2015	31-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS31DEC15	0010323339	USD	5,715,000	5,715,000	28-Oct-2015	29-Oct-2015	31-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS31DEC15	0010323825	USD	25,000,000	25,000,000	02-Nov-2015	03-Nov-2015	31-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS31DEC15	0010323896	USD	7,000,000	7,000,000	03-Nov-2015	03-Nov-2015	31-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS31DEC15	0010325425	USD	12,870,000	12,870,000	23-Nov-2015	24-Nov-2015	31-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS31DEC15	0010327379	USD	100,000,000	100,000,000	30-Dec-2015	30-Dec-2015	31-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS31DEC15	0010327393	USD	100,000,000	100,000,000	30-Dec-2015	30-Dec-2015	31-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS3DEC15	0010326014	USD	100,000,000	100,000,000	02-Dec-2015	02-Dec-2015	03-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS3FEB16	0010326061	USD	108,000,000	108,000,000	02-Dec-2015	03-Dec-2015	03-Feb-2016
DIN/SELL USD/IBRD/DIN IBRDUS3FEB16	0010326062	USD	392,000,000	392,000,000	02-Dec-2015	04-Dec-2015	03-Feb-2016
DIN/SELL USD/IBRD/DIN IBRDUS3FEB16	0010326627	USD	50,000,000	50,000,000	08-Dec-2015	08-Dec-2015	03-Feb-2016
DIN/SELL USD/IBRD/DIN IBRDUS3NOV15	0010323289	USD	100,000,000	100,000,000	27-Oct-2015	27-Oct-2015	03-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS3NOV15	0010323820	USD	100,000,000	100,000,000	02-Nov-2015	02-Nov-2015	03-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS3NOV15	0010323821	USD	100,000,000	100,000,000	02-Nov-2015	02-Nov-2015	03-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS4APR16	0010326271	USD	25,000,000	25,000,000	07-Dec-2015	07-Dec-2015	04-Apr-2016
DIN/SELL USD/IBRD/DIN IBRDUS4DEC15	0010322251	USD	150,000,000	150,000,000	06-Oct-2015	08-Oct-2015	04-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS4DEC15	0010322812	USD	50,000,000	50,000,000	15-Oct-2015	15-Oct-2015	04-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS4DEC15	0010322814	USD	61,000,000	61,000,000	15-Oct-2015	15-Oct-2015	04-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS4DEC15	0010322815	USD	10,000,000	10,000,000	15-Oct-2015	15-Oct-2015	04-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS4DEC15	0010323293	USD	110,000,000	110,000,000	27-Oct-2015	27-Oct-2015	04-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS4DEC15	0010323303	USD	25,000,000	25,000,000	27-Oct-2015	29-Oct-2015	04-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS4DEC15	0010324054	USD	25,000,000	25,000,000	04-Nov-2015	04-Nov-2015	04-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS4DEC15	0010326076	USD	100,000,000	100,000,000	03-Dec-2015	03-Dec-2015	04-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS4DEC15	0010326094	USD	100,000,000	100,000,000	03-Dec-2015	03-Dec-2015	04-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS4JAN16	0010321946	USD	10,300,000	10,300,000	01-Oct-2015	01-Oct-2015	04-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS4JAN16	0010321956	USD	30,000,000	30,000,000	01-Oct-2015	02-Oct-2015	04-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS4JAN16	0010322154	USD	4,750,000	4,750,000	06-Oct-2015	06-Oct-2015	04-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS4JAN16	0010323302	USD	50,000,000	50,000,000	27-Oct-2015	29-Oct-2015	04-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS4JAN16	0010323418	USD	25,000,000	25,000,000	29-Oct-2015	29-Oct-2015	04-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS4JAN16	0010323823	USD	50,000,000	50,000,000	02-Nov-2015	02-Nov-2015	04-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS4JAN16	0010323935	USD	5,000,000	5,000,000	03-Nov-2015	03-Nov-2015	04-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS4JAN16	0010324050	USD	25,000,000	25,000,000	04-Nov-2015	04-Nov-2015	04-Jan-2016

Page 6/15

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS4JAN16	0010324141	USD	40,000,000	40,000,000	05-Nov-2015	05-Nov-2015	04-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS4JAN16	0010324238	USD	100,000,000	100,000,000	06-Nov-2015	09-Nov-2015	04-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS4JAN16	0010324249	USD	100,000,000	100,000,000	06-Nov-2015	09-Nov-2015	04-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS4JAN16	0010324251	USD	100,000,000	100,000,000	06-Nov-2015	09-Nov-2015	04-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS4JAN16	0010324504	USD	200,000,000	200,000,000	09-Nov-2015	10-Nov-2015	04-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS4MAR16	0010327174	USD	25,000,000	25,000,000	18-Dec-2015	18-Dec-2015	04-Mar-2016
DIN/SELL USD/IBRD/DIN IBRDUS4MAR16	0010327280	USD	25,000,000	25,000,000	22-Dec-2015	23-Dec-2015	04-Mar-2016
DIN/SELL USD/IBRD/DIN IBRDUS4MAR16	0010327293	USD	50,000,000	50,000,000	28-Dec-2015	28-Dec-2015	04-Mar-2016
DIN/SELL USD/IBRD/DIN IBRDUS4NOV15	0010323872	USD	100,000,000	100,000,000	03-Nov-2015	03-Nov-2015	04-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS4NOV15	0010323874	USD	100,000,000	100,000,000	03-Nov-2015	03-Nov-2015	04-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS5FEB16	0010325286	USD	200,000,000	200,000,000	19-Nov-2015	19-Nov-2015	05-Feb-2016
DIN/SELL USD/IBRD/DIN IBRDUS5FEB16	0010326891	USD	14,000,000	14,000,000	14-Dec-2015	14-Dec-2015	05-Feb-2016
DIN/SELL USD/IBRD/DIN IBRDUS5FEB16	0010326924	USD	10,000,000	10,000,000	14-Dec-2015	14-Dec-2015	05-Feb-2016
DIN/SELL USD/IBRD/DIN IBRDUS5JAN16	0010324572	USD	500,000,000	500,000,000	10-Nov-2015	13-Nov-2015	05-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS5NOV15	0010323348	USD	100,000,000	100,000,000	28-Oct-2015	29-Oct-2015	05-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS5NOV15	0010324028	USD	100,000,000	100,000,000	04-Nov-2015	04-Nov-2015	05-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS5NOV15	0010324039	USD	100,000,000	100,000,000	04-Nov-2015	04-Nov-2015	05-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS5OCT15	0010322068	USD	100,000,000	100,000,000	02-Oct-2015	02-Oct-2015	05-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS5OCT15	0010322069	USD	100,000,000	100,000,000	02-Oct-2015	02-Oct-2015	05-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS6NOV15	0010322813	USD	61,000,000	61,000,000	15-Oct-2015	15-Oct-2015	06-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS6NOV15	0010323029	USD	50,000,000	50,000,000	20-Oct-2015	20-Oct-2015	06-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS6NOV15	0010324154	USD	100,000,000	100,000,000	05-Nov-2015	05-Nov-2015	06-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS6NOV15	0010324158	USD	100,000,000	100,000,000	05-Nov-2015	05-Nov-2015	06-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS6OCT15	0010322091	USD	100,000,000	100,000,000	05-Oct-2015	05-Oct-2015	06-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS6OCT15	0010322092	USD	75,000,000	75,000,000	05-Oct-2015	05-Oct-2015	06-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS7DEC15	0010324153	USD	25,000,000	25,000,000	05-Nov-2015	05-Nov-2015	07-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS7DEC15	0010326147	USD	100,000,000	100,000,000	04-Dec-2015	04-Dec-2015	07-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS7DEC15	0010326148	USD	100,000,000	100,000,000	04-Dec-2015	04-Dec-2015	07-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS7MAR16	0010326020	USD	5,000,000	5,000,000	02-Dec-2015	02-Dec-2015	07-Mar-2016
DIN/SELL USD/IBRD/DIN IBRDUS7OCT15	0010322070	USD	500,000,000	500,000,000	02-Oct-2015	06-Oct-2015	07-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS7OCT15	0010322153	USD	100,000,000	100,000,000	06-Oct-2015	06-Oct-2015	07-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS8DEC15	0010322967	USD	12,000,000	12,000,000	19-Oct-2015	19-Oct-2015	08-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS8DEC15	0010323960	USD	100,000,000	100,000,000	03-Nov-2015	03-Nov-2015	08-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS8DEC15	0010326238	USD	100,000,000	100,000,000	07-Dec-2015	07-Dec-2015	08-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS8DEC15	0010326265	USD	100,000,000	100,000,000	07-Dec-2015	07-Dec-2015	08-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS8FEB16	0010325346	USD	9,700,000	9,700,000	20-Nov-2015	20-Nov-2015	08-Feb-2016
DIN/SELL USD/IBRD/DIN IBRDUS8FEB16	0010325968	USD	100,000,000	100,000,000	01-Dec-2015	02-Dec-2015	08-Feb-2016
DIN/SELL USD/IBRD/DIN IBRDUS8FEB16	0010325989	USD	50,000,000	50,000,000	01-Dec-2015	02-Dec-2015	08-Feb-2016
DIN/SELL USD/IBRD/DIN IBRDUS8FEB16	0010326152	USD	109,700,000	109,700,000	04-Dec-2015	07-Dec-2015	08-Feb-2016
DIN/SELL USD/IBRD/DIN IBRDUS8FEB16	0010326623	USD	12,000,000	12,000,000	08-Dec-2015	08-Dec-2015	08-Feb-2016
DIN/SELL USD/IBRD/DIN IBRDUS8FEB16	0010326633	USD	400,000,000	400,000,000	08-Dec-2015	09-Dec-2015	08-Feb-2016
DIN/SELL USD/IBRD/DIN IBRDUS8JAN16	0010324263	USD	50,000,000	50,000,000	06-Nov-2015	06-Nov-2015	08-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS8JAN16	0010325377	USD	50,000,000	50,000,000	20-Nov-2015	20-Nov-2015	08-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS8JAN16	0010325493	USD	94,000,000	94,000,000	25-Nov-2015	25-Nov-2015	08-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS8OCT15	0010322287	USD	100,000,000	100,000,000	07-Oct-2015	07-Oct-2015	08-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS8OCT15	0010322288	USD	100,000,000	100,000,000	07-Oct-2015	07-Oct-2015	08-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS9DEC15	0010323420	USD	100,000,000	100,000,000	29-Oct-2015	30-Oct-2015	09-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS9DEC15	0010324031	USD	500,000,000	500,000,000	04-Nov-2015	05-Nov-2015	09-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS9DEC15	0010326624	USD	100,000,000	100,000,000	08-Dec-2015	08-Dec-2015	09-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS9DEC15	0010326625	USD	6,795,000	6,795,000	08-Dec-2015	08-Dec-2015	09-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS9DEC15	0010326626	USD	100,000,000	100,000,000	08-Dec-2015	08-Dec-2015	09-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS9FEB16	0010326634	USD	300,000,000	300,000,000	08-Dec-2015	09-Dec-2015	09-Feb-2016

Page 7/15

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS9FEB16	0010326665	USD	200,000,000	200,000,000	09-Dec-2015	09-Dec-2015	09-Feb-2016
DIN/SELL USD/IBRD/DIN IBRDUS9FEB16	0010326660	USD	150,000,000	150,000,000	09-Dec-2015	11-Dec-2015	09-Feb-2016
DIN/SELL USD/IBRD/DIN IBRDUS9NOV15	0010324235	USD	100,000,000	100,000,000	06-Nov-2015	06-Nov-2015	09-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS9NOV15	0010324264	USD	100,000,000	100,000,000	06-Nov-2015	06-Nov-2015	09-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS9OCT15	0010322375	USD	100,000,000	100,000,000	08-Oct-2015	08-Oct-2015	09-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS9OCT15	0010322463	USD	100,000,000	100,000,000	08-Oct-2015	08-Oct-2015	09-Oct-2015

Sub-total New Borrowings - United States Dollar			34,743,317,000	34,743,317,000

Total New Borrowings				34,743,317,000

Matured Borrowings

United States Dollar
DIN/SELL USD/IBRD/DIN IBRDUS10DEC15	0010322969	USD	(50,000,000)	(50,000,000)	19-Oct-2015	19-Oct-2015	10-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS10DEC15	0010323141	USD	(4,000,000)	(4,000,000)	21-Oct-2015	26-Oct-2015	10-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS10DEC15	0010324033	USD	(750,000,000)	(750,000,000)	04-Nov-2015	06-Nov-2015	10-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS10DEC15	0010326661	USD	(100,000,000)	(100,000,000)	09-Dec-2015	09-Dec-2015	10-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS10DEC15	0010326664	USD	(100,000,000)	(100,000,000)	09-Dec-2015	09-Dec-2015	10-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS10NOV15	0010319802	USD	(15,000,000)	(15,000,000)	24-Aug-2015	24-Aug-2015	10-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS10NOV15	0010321407	USD	(90,000,000)	(90,000,000)	17-Sep-2015	17-Sep-2015	10-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS10NOV15	0010321487	USD	(50,000,000)	(50,000,000)	18-Sep-2015	18-Sep-2015	10-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS10NOV15	0010321494	USD	(300,000,000)	(300,000,000)	18-Sep-2015	21-Sep-2015	10-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS10NOV15	0010324499	USD	(100,000,000)	(100,000,000)	09-Nov-2015	09-Nov-2015	10-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS10NOV15	0010324500	USD	(100,000,000)	(100,000,000)	09-Nov-2015	09-Nov-2015	10-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS11DEC15	0010323162	USD	(10,000,000)	(10,000,000)	22-Oct-2015	23-Oct-2015	11-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS11DEC15	0010324046	USD	(40,000,000)	(40,000,000)	04-Nov-2015	04-Nov-2015	11-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS11DEC15	0010324047	USD	(50,000,000)	(50,000,000)	04-Nov-2015	04-Nov-2015	11-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS11DEC15	0010324052	USD	(50,000,000)	(50,000,000)	04-Nov-2015	05-Nov-2015	11-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS11DEC15	0010326719	USD	(100,000,000)	(100,000,000)	10-Dec-2015	10-Dec-2015	11-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS11DEC15	0010326733	USD	(100,000,000)	(100,000,000)	10-Dec-2015	10-Dec-2015	11-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS11DEC15	0010326735	USD	(50,000,000)	(50,000,000)	10-Dec-2015	10-Dec-2015	11-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS12NOV15	0010319803	USD	(10,000,000)	(10,000,000)	24-Aug-2015	24-Aug-2015	12-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS12NOV15	0010321115	USD	(200,000,000)	(200,000,000)	11-Sep-2015	14-Sep-2015	12-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS12NOV15	0010321499	USD	(250,000,000)	(250,000,000)	18-Sep-2015	21-Sep-2015	12-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS12NOV15	0010323969	USD	(200,000,000)	(200,000,000)	03-Nov-2015	04-Nov-2015	12-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS12NOV15	0010324545	USD	(100,000,000)	(100,000,000)	10-Nov-2015	10-Nov-2015	12-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS12NOV15	0010324547	USD	(100,000,000)	(100,000,000)	10-Nov-2015	10-Nov-2015	12-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS13NOV15	0010318377	USD	(35,000,000)	(35,000,000)	27-Jul-2015	27-Jul-2015	13-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS13NOV15	0010319736	USD	(100,000,000)	(100,000,000)	20-Aug-2015	20-Aug-2015	13-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS13NOV15	0010319737	USD	(50,000,000)	(50,000,000)	20-Aug-2015	21-Aug-2015	13-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS13NOV15	0010319843	USD	(10,000,000)	(10,000,000)	25-Aug-2015	25-Aug-2015	13-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS13NOV15	0010321500	USD	(250,000,000)	(250,000,000)	18-Sep-2015	21-Sep-2015	13-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS13NOV15	0010322625	USD	(100,000,000)	(100,000,000)	13-Oct-2015	13-Oct-2015	13-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS13NOV15	0010324214	USD	(25,000,000)	(25,000,000)	05-Nov-2015	06-Nov-2015	13-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS13OCT15	0010317842	USD	(20,000,000)	(20,000,000)	14-Jul-2015	14-Jul-2015	13-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS13OCT15	0010320758	USD	(20,000,000)	(20,000,000)	08-Sep-2015	08-Sep-2015	13-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS13OCT15	0010322072	USD	(300,000,000)	(300,000,000)	02-Oct-2015	06-Oct-2015	13-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS13OCT15	0010322597	USD	(100,000,000)	(100,000,000)	09-Oct-2015	09-Oct-2015	13-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS13OCT15	0010322600	USD	(100,000,000)	(100,000,000)	09-Oct-2015	09-Oct-2015	13-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS14DEC15	0010323142	USD	(4,000,000)	(4,000,000)	21-Oct-2015	26-Oct-2015	14-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS14DEC15	0010324140	USD	(25,000,000)	(25,000,000)	05-Nov-2015	05-Nov-2015	14-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS14DEC15	0010324237	USD	(500,000,000)	(500,000,000)	06-Nov-2015	06-Nov-2015	14-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS14DEC15	0010326787	USD	(100,000,000)	(100,000,000)	11-Dec-2015	11-Dec-2015	14-Dec-2015

Page 8/15

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS14OCT15	0010319925	USD	(75,000,000)	(75,000,000)	28-Aug-2015	28-Aug-2015	14-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS14OCT15	0010322614	USD	(100,000,000)	(100,000,000)	13-Oct-2015	13-Oct-2015	14-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS14OCT15	0010322620	USD	(100,000,000)	(100,000,000)	13-Oct-2015	13-Oct-2015	14-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS15DEC15	0010322641	USD	(300,000,000)	(300,000,000)	13-Oct-2015	15-Oct-2015	15-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS15DEC15	0010323148	USD	(200,000,000)	(200,000,000)	21-Oct-2015	21-Oct-2015	15-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS15DEC15	0010323164	USD	(192,000,000)	(192,000,000)	22-Oct-2015	22-Oct-2015	15-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS15DEC15	0010323215	USD	(65,000,000)	(65,000,000)	26-Oct-2015	26-Oct-2015	15-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS15DEC15	0010324656	USD	(10,000,000)	(10,000,000)	12-Nov-2015	12-Nov-2015	15-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS15DEC15	0010326914	USD	(100,000,000)	(100,000,000)	14-Dec-2015	14-Dec-2015	15-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS15DEC15	0010326926	USD	(100,000,000)	(100,000,000)	14-Dec-2015	14-Dec-2015	15-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS15OCT15	0010319564	USD	(15,000,000)	(15,000,000)	14-Aug-2015	14-Aug-2015	15-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS15OCT15	0010319734	USD	(192,000,000)	(192,000,000)	20-Aug-2015	20-Aug-2015	15-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS15OCT15	0010319800	USD	(126,000,000)	(126,000,000)	24-Aug-2015	24-Aug-2015	15-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS15OCT15	0010322045	USD	(10,000,000)	(10,000,000)	01-Oct-2015	01-Oct-2015	15-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS15OCT15	0010322666	USD	(100,000,000)	(100,000,000)	14-Oct-2015	14-Oct-2015	15-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS15OCT15	0010322681	USD	(100,000,000)	(100,000,000)	14-Oct-2015	14-Oct-2015	15-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS16DEC15	0010322808	USD	(7,000,000)	(7,000,000)	15-Oct-2015	15-Oct-2015	16-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS16DEC15	0010323421	USD	(100,000,000)	(100,000,000)	29-Oct-2015	30-Oct-2015	16-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS16DEC15	0010324657	USD	(10,000,000)	(10,000,000)	12-Nov-2015	12-Nov-2015	16-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS16DEC15	0010327045	USD	(100,000,000)	(100,000,000)	15-Dec-2015	15-Dec-2015	16-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS16DEC15	0010327049	USD	(100,000,000)	(100,000,000)	15-Dec-2015	15-Dec-2015	16-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS16NOV15	0010319855	USD	(10,000,000)	(10,000,000)	26-Aug-2015	26-Aug-2015	16-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS16NOV15	0010321352	USD	(1,000,000)	(1,000,000)	16-Sep-2015	17-Sep-2015	16-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS16NOV15	0010321479	USD	(50,000,000)	(50,000,000)	18-Sep-2015	18-Sep-2015	16-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS16NOV15	0010321544	USD	(100,000,000)	(100,000,000)	22-Sep-2015	23-Sep-2015	16-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS16NOV15	0010322712	USD	(300,000,000)	(300,000,000)	14-Oct-2015	15-Oct-2015	16-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS16NOV15	0010324800	USD	(100,000,000)	(100,000,000)	13-Nov-2015	13-Nov-2015	16-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS16NOV15	0010324819	USD	(100,000,000)	(100,000,000)	13-Nov-2015	13-Nov-2015	16-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS16OCT15	0010319565	USD	(10,000,000)	(10,000,000)	14-Aug-2015	14-Aug-2015	16-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS16OCT15	0010320685	USD	(200,000,000)	(200,000,000)	04-Sep-2015	08-Sep-2015	16-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS16OCT15	0010322807	USD	(100,000,000)	(100,000,000)	15-Oct-2015	15-Oct-2015	16-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS16OCT15	0010322809	USD	(100,000,000)	(100,000,000)	15-Oct-2015	15-Oct-2015	16-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS17DEC15	0010325975	USD	(15,000,000)	(15,000,000)	01-Dec-2015	01-Dec-2015	17-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS17DEC15	0010327067	USD	(100,000,000)	(100,000,000)	16-Dec-2015	16-Dec-2015	17-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS17DEC15	0010327071	USD	(75,000,000)	(75,000,000)	16-Dec-2015	16-Dec-2015	17-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS17DEC15	0010327072	USD	(100,000,000)	(100,000,000)	16-Dec-2015	16-Dec-2015	17-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS17NOV15	0010320360	USD	(10,000,000)	(10,000,000)	01-Sep-2015	01-Sep-2015	17-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS17NOV15	0010324546	USD	(100,000,000)	(100,000,000)	10-Nov-2015	10-Nov-2015	17-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS17NOV15	0010324895	USD	(100,000,000)	(100,000,000)	16-Nov-2015	16-Nov-2015	17-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS17NOV15	0010324926	USD	(100,000,000)	(100,000,000)	16-Nov-2015	16-Nov-2015	17-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS18DEC15	0010325976	USD	(10,000,000)	(10,000,000)	01-Dec-2015	01-Dec-2015	18-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS18NOV15	0010320364	USD	(10,000,000)	(10,000,000)	01-Sep-2015	01-Sep-2015	18-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS18NOV15	0010325142	USD	(100,000,000)	(100,000,000)	17-Nov-2015	17-Nov-2015	18-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS18NOV15	0010325150	USD	(100,000,000)	(100,000,000)	17-Nov-2015	17-Nov-2015	18-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS19NOV15	0010320365	USD	(10,000,000)	(10,000,000)	01-Sep-2015	01-Sep-2015	19-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS19NOV15	0010320425	USD	(25,000,000)	(25,000,000)	02-Sep-2015	02-Sep-2015	19-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS19NOV15	0010321622	USD	(80,382,000)	(80,382,000)	25-Sep-2015	25-Sep-2015	19-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS19NOV15	0010321561	USD	(40,000,000)	(40,000,000)	24-Sep-2015	28-Sep-2015	19-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS19NOV15	0010325236	USD	(100,000,000)	(100,000,000)	18-Nov-2015	18-Nov-2015	19-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS19NOV15	0010325237	USD	(100,000,000)	(100,000,000)	18-Nov-2015	18-Nov-2015	19-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS19OCT15	0010319593	USD	(15,000,000)	(15,000,000)	17-Aug-2015	17-Aug-2015	19-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS19OCT15	0010319667	USD	(12,000,000)	(12,000,000)	19-Aug-2015	19-Aug-2015	19-Oct-2015

Page 9/15

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS19OCT15	0010319673	USD	(50,000,000)	(50,000,000)	19-Aug-2015	19-Aug-2015	19-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS19OCT15	0010319681	USD	(20,000,000)	(20,000,000)	19-Aug-2015	19-Aug-2015	19-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS19OCT15	0010319684	USD	(10,000,000)	(10,000,000)	19-Aug-2015	19-Aug-2015	19-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS19OCT15	0010319692	USD	(17,530,000)	(17,530,000)	19-Aug-2015	19-Aug-2015	19-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS19OCT15	0010319665	USD	(100,000,000)	(100,000,000)	19-Aug-2015	20-Aug-2015	19-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS19OCT15	0010319671	USD	(100,000,000)	(100,000,000)	19-Aug-2015	20-Aug-2015	19-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS19OCT15	0010319691	USD	(50,000,000)	(50,000,000)	19-Aug-2015	20-Aug-2015	19-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS19OCT15	0010320446	USD	(10,735,000)	(10,735,000)	02-Sep-2015	02-Sep-2015	19-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS19OCT15	0010320460	USD	(15,000,000)	(15,000,000)	02-Sep-2015	02-Sep-2015	19-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS19OCT15	0010322046	USD	(10,000,000)	(10,000,000)	01-Oct-2015	01-Oct-2015	19-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS19OCT15	0010322832	USD	(100,000,000)	(100,000,000)	16-Oct-2015	16-Oct-2015	19-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS19OCT15	0010322834	USD	(100,000,000)	(100,000,000)	16-Oct-2015	16-Oct-2015	19-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS1DEC15	0010319599	USD	(4,350,000)	(4,350,000)	17-Aug-2015	17-Aug-2015	01-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS1DEC15	0010321778	USD	(300,000,000)	(300,000,000)	30-Sep-2015	01-Oct-2015	01-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS1DEC15	0010322640	USD	(5,000,000)	(5,000,000)	13-Oct-2015	13-Oct-2015	01-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS1DEC15	0010322661	USD	(30,000,000)	(30,000,000)	14-Oct-2015	14-Oct-2015	01-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS1DEC15	0010325590	USD	(100,000,000)	(100,000,000)	30-Nov-2015	30-Nov-2015	01-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS1DEC15	0010325602	USD	(100,000,000)	(100,000,000)	30-Nov-2015	30-Nov-2015	01-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS1OCT15	0010312504	USD	(4,703,000)	(4,703,000)	14-Apr-2015	15-Apr-2015	01-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS1OCT15	0010318861	USD	(150,000,000)	(150,000,000)	03-Aug-2015	03-Aug-2015	01-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS1OCT15	0010318862	USD	(150,000,000)	(150,000,000)	03-Aug-2015	04-Aug-2015	01-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS20NOV15	0010319849	USD	(5,000,000)	(5,000,000)	25-Aug-2015	26-Aug-2015	20-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS20NOV15	0010319936	USD	(5,000,000)	(5,000,000)	28-Aug-2015	28-Aug-2015	20-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS20NOV15	0010321552	USD	(3,000,000)	(3,000,000)	22-Sep-2015	23-Sep-2015	20-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS20NOV15	0010321623	USD	(50,000,000)	(50,000,000)	28-Sep-2015	01-Oct-2015	20-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS20NOV15	0010325283	USD	(100,000,000)	(100,000,000)	19-Nov-2015	19-Nov-2015	20-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS20NOV15	0010325285	USD	(100,000,000)	(100,000,000)	19-Nov-2015	19-Nov-2015	20-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS20OCT15	0010319669	USD	(100,000,000)	(100,000,000)	19-Aug-2015	19-Aug-2015	20-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS20OCT15	0010319676	USD	(80,000,000)	(80,000,000)	19-Aug-2015	19-Aug-2015	20-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS20OCT15	0010319678	USD	(54,000,000)	(54,000,000)	19-Aug-2015	19-Aug-2015	20-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS20OCT15	0010319679	USD	(10,000,000)	(10,000,000)	19-Aug-2015	19-Aug-2015	20-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS20OCT15	0010319797	USD	(200,000,000)	(200,000,000)	24-Aug-2015	24-Aug-2015	20-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS20OCT15	0010322966	USD	(100,000,000)	(100,000,000)	19-Oct-2015	19-Oct-2015	20-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS20OCT15	0010322968	USD	(100,000,000)	(100,000,000)	19-Oct-2015	19-Oct-2015	20-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS21DEC15	0010323155	USD	(25,000,000)	(25,000,000)	21-Oct-2015	22-Oct-2015	21-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS21DEC15	0010323224	USD	(12,000,000)	(12,000,000)	26-Oct-2015	26-Oct-2015	21-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS21DEC15	0010323243	USD	(10,000,000)	(10,000,000)	26-Oct-2015	26-Oct-2015	21-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS21DEC15	0010323244	USD	(10,000,000)	(10,000,000)	26-Oct-2015	26-Oct-2015	21-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS21DEC15	0010323482	USD	(25,000,000)	(25,000,000)	30-Oct-2015	30-Oct-2015	21-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS21DEC15	0010324268	USD	(69,600,000)	(69,600,000)	06-Nov-2015	06-Nov-2015	21-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS21DEC15	0010325421	USD	(5,000,000)	(5,000,000)	23-Nov-2015	23-Nov-2015	21-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS21DEC15	0010327153	USD	(50,000,000)	(50,000,000)	18-Dec-2015	18-Dec-2015	21-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS21DEC15	0010327154	USD	(50,000,000)	(50,000,000)	18-Dec-2015	18-Dec-2015	21-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS21OCT15	0010319685	USD	(10,000,000)	(10,000,000)	19-Aug-2015	19-Aug-2015	21-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS21OCT15	0010319740	USD	(75,000,000)	(75,000,000)	20-Aug-2015	20-Aug-2015	21-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS21OCT15	0010319717	USD	(100,000,000)	(100,000,000)	20-Aug-2015	21-Aug-2015	21-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS21OCT15	0010319738	USD	(100,000,000)	(100,000,000)	20-Aug-2015	21-Aug-2015	21-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS21OCT15	0010320597	USD	(25,000,000)	(25,000,000)	03-Sep-2015	03-Sep-2015	21-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS21OCT15	0010323002	USD	(100,000,000)	(100,000,000)	20-Oct-2015	20-Oct-2015	21-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS21OCT15	0010323008	USD	(215,617,000)	(215,617,000)	20-Oct-2015	20-Oct-2015	21-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS21OCT15	0010323009	USD	(100,000,000)	(100,000,000)	20-Oct-2015	20-Oct-2015	21-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS22DEC15	0010323824	USD	(4,148,000)	(4,148,000)	02-Nov-2015	02-Nov-2015	22-Dec-2015

Page 10/15

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS22DEC15	0010323828	USD	(40,000,000)	(40,000,000)	02-Nov-2015	02-Nov-2015	22-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS22DEC15	0010327198	USD	(50,000,000)	(50,000,000)	21-Dec-2015	21-Dec-2015	22-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS22OCT15	0010319689	USD	(6,000,000)	(6,000,000)	19-Aug-2015	19-Aug-2015	22-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS22OCT15	0010319713	USD	(15,000,000)	(15,000,000)	20-Aug-2015	20-Aug-2015	22-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS22OCT15	0010320574	USD	(300,000,000)	(300,000,000)	03-Sep-2015	04-Sep-2015	22-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS22OCT15	0010322713	USD	(300,000,000)	(300,000,000)	14-Oct-2015	15-Oct-2015	22-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS22OCT15	0010323138	USD	(100,000,000)	(100,000,000)	21-Oct-2015	21-Oct-2015	22-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS22OCT15	0010323143	USD	(100,000,000)	(100,000,000)	21-Oct-2015	21-Oct-2015	22-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS22OCT15	0010323147	USD	(209,583,000)	(209,583,000)	21-Oct-2015	21-Oct-2015	22-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS23DEC15	0010324155	USD	(1,962,000)	(1,962,000)	05-Nov-2015	05-Nov-2015	23-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS23DEC15	0010327268	USD	(100,000,000)	(100,000,000)	22-Dec-2015	22-Dec-2015	23-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS23DEC15	0010327269	USD	(100,000,000)	(100,000,000)	22-Dec-2015	22-Dec-2015	23-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS23DEC15	0010327274	USD	(200,000,000)	(200,000,000)	22-Dec-2015	22-Dec-2015	23-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS23NOV15	0010314543	USD	(13,000,000)	(13,000,000)	19-May-2015	21-May-2015	23-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS23NOV15	0010323007	USD	(50,000,000)	(50,000,000)	20-Oct-2015	20-Oct-2015	23-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS23NOV15	0010325328	USD	(100,000,000)	(100,000,000)	20-Nov-2015	20-Nov-2015	23-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS23NOV15	0010325374	USD	(100,000,000)	(100,000,000)	20-Nov-2015	20-Nov-2015	23-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS23OCT15	0010319739	USD	(5,000,000)	(5,000,000)	20-Aug-2015	20-Aug-2015	23-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS23OCT15	0010323160	USD	(100,000,000)	(100,000,000)	22-Oct-2015	22-Oct-2015	23-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS23OCT15	0010323161	USD	(100,000,000)	(100,000,000)	22-Oct-2015	22-Oct-2015	23-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS23OCT15	0010323163	USD	(206,393,000)	(206,393,000)	22-Oct-2015	22-Oct-2015	23-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS24DEC15	0010327282	USD	(100,000,000)	(100,000,000)	23-Dec-2015	23-Dec-2015	24-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS24DEC15	0010327283	USD	(100,000,000)	(100,000,000)	23-Dec-2015	23-Dec-2015	24-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS24NOV15	0010319986	USD	(75,000,000)	(75,000,000)	31-Aug-2015	31-Aug-2015	24-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS24NOV15	0010322101	USD	(12,000,000)	(12,000,000)	05-Oct-2015	05-Oct-2015	24-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS24NOV15	0010322289	USD	(50,000,000)	(50,000,000)	07-Oct-2015	07-Oct-2015	24-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS24NOV15	0010322290	USD	(50,000,000)	(50,000,000)	07-Oct-2015	07-Oct-2015	24-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS24NOV15	0010322993	USD	(250,000,000)	(250,000,000)	19-Oct-2015	20-Oct-2015	24-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS24NOV15	0010325416	USD	(100,000,000)	(100,000,000)	23-Nov-2015	23-Nov-2015	24-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS24NOV15	0010325417	USD	(100,000,000)	(100,000,000)	23-Nov-2015	23-Nov-2015	24-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS25NOV15	0010321553	USD	(5,000,000)	(5,000,000)	22-Sep-2015	23-Sep-2015	25-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS25NOV15	0010322170	USD	(25,000,000)	(25,000,000)	06-Oct-2015	06-Oct-2015	25-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS25NOV15	0010323154	USD	(50,000,000)	(50,000,000)	21-Oct-2015	21-Oct-2015	25-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS25NOV15	0010325473	USD	(100,000,000)	(100,000,000)	24-Nov-2015	24-Nov-2015	25-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS25NOV15	0010325475	USD	(100,000,000)	(100,000,000)	24-Nov-2015	24-Nov-2015	25-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS25NOV15	0010325478	USD	(137,624,000)	(137,624,000)	24-Nov-2015	24-Nov-2015	25-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS25NOV15	0010325482	USD	(50,000,000)	(50,000,000)	24-Nov-2015	24-Nov-2015	25-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS26OCT15	0010319683	USD	(20,000,000)	(20,000,000)	19-Aug-2015	19-Aug-2015	26-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS26OCT15	0010319841	USD	(50,000,000)	(50,000,000)	25-Aug-2015	26-Aug-2015	26-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS26OCT15	0010319856	USD	(40,000,000)	(40,000,000)	26-Aug-2015	26-Aug-2015	26-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS26OCT15	0010319854	USD	(100,000,000)	(100,000,000)	26-Aug-2015	27-Aug-2015	26-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS26OCT15	0010319985	USD	(75,000,000)	(75,000,000)	31-Aug-2015	31-Aug-2015	26-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS26OCT15	0010319992	USD	(12,000,000)	(12,000,000)	31-Aug-2015	31-Aug-2015	26-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS26OCT15	0010320030	USD	(10,000,000)	(10,000,000)	31-Aug-2015	31-Aug-2015	26-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS26OCT15	0010320553	USD	(100,000,000)	(100,000,000)	03-Sep-2015	03-Sep-2015	26-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS26OCT15	0010320577	USD	(5,115,000)	(5,115,000)	03-Sep-2015	03-Sep-2015	26-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS26OCT15	0010320353	USD	(10,000,000)	(10,000,000)	01-Sep-2015	04-Sep-2015	26-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS26OCT15	0010320623	USD	(65,000,000)	(65,000,000)	03-Sep-2015	04-Sep-2015	26-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS26OCT15	0010323184	USD	(100,000,000)	(100,000,000)	23-Oct-2015	23-Oct-2015	26-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS26OCT15	0010323185	USD	(100,000,000)	(100,000,000)	23-Oct-2015	23-Oct-2015	26-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS26OCT15	0010323189	USD	(241,913,000)	(241,913,000)	23-Oct-2015	23-Oct-2015	26-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS27OCT15	0010318429	USD	(19,000,000)	(19,000,000)	28-Jul-2015	29-Jul-2015	27-Oct-2015

Page 11/15

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS27OCT15	0010319899	USD	(10,000,000)	(10,000,000)	27-Aug-2015	27-Aug-2015	27-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS27OCT15	0010319910	USD	(800,000)	(800,000)	27-Aug-2015	27-Aug-2015	27-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS27OCT15	0010320692	USD	(100,000,000)	(100,000,000)	04-Sep-2015	08-Sep-2015	27-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS27OCT15	0010322994	USD	(200,000,000)	(200,000,000)	19-Oct-2015	20-Oct-2015	27-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS27OCT15	0010323214	USD	(100,000,000)	(100,000,000)	26-Oct-2015	26-Oct-2015	27-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS27OCT15	0010323223	USD	(100,000,000)	(100,000,000)	26-Oct-2015	26-Oct-2015	27-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS27OCT15	0010323242	USD	(199,723,000)	(199,723,000)	26-Oct-2015	26-Oct-2015	27-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS28DEC15	0010320691	USD	(10,000,000)	(10,000,000)	04-Sep-2015	04-Sep-2015	28-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS28DEC15	0010323964	USD	(25,000,000)	(25,000,000)	03-Nov-2015	03-Nov-2015	28-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS28DEC15	0010327287	USD	(136,000,000)	(136,000,000)	23-Dec-2015	23-Dec-2015	28-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS28DEC15	0010327289	USD	(100,000,000)	(100,000,000)	24-Dec-2015	24-Dec-2015	28-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS28DEC15	0010327290	USD	(100,000,000)	(100,000,000)	24-Dec-2015	24-Dec-2015	28-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS28OCT15	0010320025	USD	(100,000,000)	(100,000,000)	31-Aug-2015	31-Aug-2015	28-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS28OCT15	0010323287	USD	(100,000,000)	(100,000,000)	27-Oct-2015	27-Oct-2015	28-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS28OCT15	0010323288	USD	(100,000,000)	(100,000,000)	27-Oct-2015	27-Oct-2015	28-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS28OCT15	0010323290	USD	(200,000,000)	(200,000,000)	27-Oct-2015	27-Oct-2015	28-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS29DEC15	0010324040	USD	(41,000,000)	(41,000,000)	04-Nov-2015	04-Nov-2015	29-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS29DEC15	0010327291	USD	(100,000,000)	(100,000,000)	28-Dec-2015	28-Dec-2015	29-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS29DEC15	0010327292	USD	(100,000,000)	(100,000,000)	28-Dec-2015	28-Dec-2015	29-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS29OCT15	0010319182	USD	(5,000,000)	(5,000,000)	10-Aug-2015	11-Aug-2015	29-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS29OCT15	0010319672	USD	(50,000,000)	(50,000,000)	19-Aug-2015	19-Aug-2015	29-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS29OCT15	0010319718	USD	(25,000,000)	(25,000,000)	20-Aug-2015	20-Aug-2015	29-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS29OCT15	0010323322	USD	(100,000,000)	(100,000,000)	28-Oct-2015	28-Oct-2015	29-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS29OCT15	0010323323	USD	(100,000,000)	(100,000,000)	28-Oct-2015	28-Oct-2015	29-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS29OCT15	0010323328	USD	(142,718,000)	(142,718,000)	28-Oct-2015	28-Oct-2015	29-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS2DEC15	0010320390	USD	(20,000,000)	(20,000,000)	01-Sep-2015	02-Sep-2015	02-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS2DEC15	0010325969	USD	(100,000,000)	(100,000,000)	01-Dec-2015	01-Dec-2015	02-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS2DEC15	0010325973	USD	(100,000,000)	(100,000,000)	01-Dec-2015	01-Dec-2015	02-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS2NOV15	0010318859	USD	(300,000,000)	(300,000,000)	03-Aug-2015	04-Aug-2015	02-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS2NOV15	0010321393	USD	(250,000,000)	(250,000,000)	16-Sep-2015	17-Sep-2015	02-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS2NOV15	0010321404	USD	(100,000,000)	(100,000,000)	17-Sep-2015	17-Sep-2015	02-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS2NOV15	0010321406	USD	(100,000,000)	(100,000,000)	17-Sep-2015	17-Sep-2015	02-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS2OCT15	0010317262	USD	(25,000,000)	(25,000,000)	02-Jul-2015	02-Jul-2015	02-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS2OCT15	0010318863	USD	(25,000,000)	(25,000,000)	03-Aug-2015	04-Aug-2015	02-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS2OCT15	0010319680	USD	(145,000,000)	(145,000,000)	19-Aug-2015	19-Aug-2015	02-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS2OCT15	0010321228	USD	(50,000,000)	(50,000,000)	15-Sep-2015	15-Sep-2015	02-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS2OCT15	0010321405	USD	(80,000,000)	(80,000,000)	17-Sep-2015	17-Sep-2015	02-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS2OCT15	0010321649	USD	(100,000,000)	(100,000,000)	29-Sep-2015	29-Sep-2015	02-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS2OCT15	0010321939	USD	(100,000,000)	(100,000,000)	01-Oct-2015	01-Oct-2015	02-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS30DEC15	0010323153	USD	(10,000,000)	(10,000,000)	21-Oct-2015	21-Oct-2015	30-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS30DEC15	0010323251	USD	(15,000,000)	(15,000,000)	26-Oct-2015	26-Oct-2015	30-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS30DEC15	0010323292	USD	(5,000,000)	(5,000,000)	27-Oct-2015	27-Oct-2015	30-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS30DEC15	0010323329	USD	(8,000,000)	(8,000,000)	28-Oct-2015	28-Oct-2015	30-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS30DEC15	0010324038	USD	(20,000,000)	(20,000,000)	04-Nov-2015	04-Nov-2015	30-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS30DEC15	0010324051	USD	(72,000,000)	(72,000,000)	04-Nov-2015	04-Nov-2015	30-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS30DEC15	0010324571	USD	(20,000,000)	(20,000,000)	10-Nov-2015	10-Nov-2015	30-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS30DEC15	0010325974	USD	(58,000,000)	(58,000,000)	01-Dec-2015	01-Dec-2015	30-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS30DEC15	0010325978	USD	(25,000,000)	(25,000,000)	01-Dec-2015	01-Dec-2015	30-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS30DEC15	0010327162	USD	(40,000,000)	(40,000,000)	18-Dec-2015	18-Dec-2015	30-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS30DEC15	0010327301	USD	(100,000,000)	(100,000,000)	29-Dec-2015	29-Dec-2015	30-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS30DEC15	0010327302	USD	(100,000,000)	(100,000,000)	29-Dec-2015	29-Dec-2015	30-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS30NOV15	0010321154	USD	(10,000,000)	(10,000,000)	14-Sep-2015	14-Sep-2015	30-Nov-2015

Page 12/15

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS30NOV15	0010321230	USD	(5,000,000)	(5,000,000)	15-Sep-2015	15-Sep-2015	30-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS30NOV15	0010321513	USD	(10,000,000)	(10,000,000)	21-Sep-2015	21-Sep-2015	30-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS30NOV15	0010322048	USD	(35,000,000)	(35,000,000)	01-Oct-2015	01-Oct-2015	30-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS30NOV15	0010322250	USD	(150,000,000)	(150,000,000)	06-Oct-2015	08-Oct-2015	30-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS30NOV15	0010323010	USD	(10,000,000)	(10,000,000)	20-Oct-2015	20-Oct-2015	30-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS30NOV15	0010324630	USD	(100,000,000)	(100,000,000)	10-Nov-2015	12-Nov-2015	30-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS30NOV15	0010324975	USD	(10,000,000)	(10,000,000)	16-Nov-2015	16-Nov-2015	30-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS30NOV15	0010325477	USD	(20,000,000)	(20,000,000)	24-Nov-2015	24-Nov-2015	30-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS30NOV15	0010325488	USD	(100,000,000)	(100,000,000)	25-Nov-2015	25-Nov-2015	30-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS30NOV15	0010325491	USD	(20,000,000)	(20,000,000)	25-Nov-2015	25-Nov-2015	30-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS30NOV15	0010325492	USD	(100,000,000)	(100,000,000)	25-Nov-2015	25-Nov-2015	30-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS30OCT15	0010320693	USD	(500,000,000)	(500,000,000)	04-Sep-2015	08-Sep-2015	30-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS30OCT15	0010321117	USD	(10,000,000)	(10,000,000)	11-Sep-2015	14-Sep-2015	30-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS30OCT15	0010321560	USD	(10,000,000)	(10,000,000)	23-Sep-2015	23-Sep-2015	30-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS30OCT15	0010322004	USD	(70,000,000)	(70,000,000)	01-Oct-2015	01-Oct-2015	30-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS30OCT15	0010322014	USD	(10,000,000)	(10,000,000)	01-Oct-2015	01-Oct-2015	30-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS30OCT15	0010322044	USD	(72,000,000)	(72,000,000)	01-Oct-2015	01-Oct-2015	30-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS30OCT15	0010322047	USD	(15,000,000)	(15,000,000)	01-Oct-2015	01-Oct-2015	30-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS30OCT15	0010323368	USD	(100,000,000)	(100,000,000)	29-Oct-2015	29-Oct-2015	30-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS30OCT15	0010323378	USD	(100,000,000)	(100,000,000)	29-Oct-2015	29-Oct-2015	30-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS30OCT15	0010323383	USD	(167,720,000)	(167,720,000)	29-Oct-2015	29-Oct-2015	30-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS31DEC15	0010319924	USD	(12,842,000)	(12,842,000)	28-Aug-2015	31-Aug-2015	31-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS31DEC15	0010322805	USD	(35,000,000)	(35,000,000)	15-Oct-2015	15-Oct-2015	31-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS31DEC15	0010323339	USD	(5,715,000)	(5,715,000)	28-Oct-2015	29-Oct-2015	31-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS31DEC15	0010323825	USD	(25,000,000)	(25,000,000)	02-Nov-2015	03-Nov-2015	31-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS31DEC15	0010323896	USD	(7,000,000)	(7,000,000)	03-Nov-2015	03-Nov-2015	31-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS31DEC15	0010325425	USD	(12,870,000)	(12,870,000)	23-Nov-2015	24-Nov-2015	31-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS31DEC15	0010327379	USD	(100,000,000)	(100,000,000)	30-Dec-2015	30-Dec-2015	31-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS31DEC15	0010327393	USD	(100,000,000)	(100,000,000)	30-Dec-2015	30-Dec-2015	31-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS3DEC15	0010326014	USD	(100,000,000)	(100,000,000)	02-Dec-2015	02-Dec-2015	03-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS3NOV15	0010323289	USD	(100,000,000)	(100,000,000)	27-Oct-2015	27-Oct-2015	03-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS3NOV15	0010323820	USD	(100,000,000)	(100,000,000)	02-Nov-2015	02-Nov-2015	03-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS3NOV15	0010323821	USD	(100,000,000)	(100,000,000)	02-Nov-2015	02-Nov-2015	03-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS4DEC15	0010322251	USD	(150,000,000)	(150,000,000)	06-Oct-2015	08-Oct-2015	04-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS4DEC15	0010322812	USD	(50,000,000)	(50,000,000)	15-Oct-2015	15-Oct-2015	04-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS4DEC15	0010322814	USD	(61,000,000)	(61,000,000)	15-Oct-2015	15-Oct-2015	04-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS4DEC15	0010322815	USD	(10,000,000)	(10,000,000)	15-Oct-2015	15-Oct-2015	04-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS4DEC15	0010323293	USD	(110,000,000)	(110,000,000)	27-Oct-2015	27-Oct-2015	04-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS4DEC15	0010323303	USD	(25,000,000)	(25,000,000)	27-Oct-2015	29-Oct-2015	04-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS4DEC15	0010324054	USD	(25,000,000)	(25,000,000)	04-Nov-2015	04-Nov-2015	04-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS4DEC15	0010326076	USD	(100,000,000)	(100,000,000)	03-Dec-2015	03-Dec-2015	04-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS4DEC15	0010326094	USD	(100,000,000)	(100,000,000)	03-Dec-2015	03-Dec-2015	04-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS4NOV15	0010323872	USD	(100,000,000)	(100,000,000)	03-Nov-2015	03-Nov-2015	04-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS4NOV15	0010323874	USD	(100,000,000)	(100,000,000)	03-Nov-2015	03-Nov-2015	04-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS5NOV15	0010320741	USD	(200,000,000)	(200,000,000)	04-Sep-2015	09-Sep-2015	05-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS5NOV15	0010321253	USD	(2,955,000)	(2,955,000)	16-Sep-2015	16-Sep-2015	05-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS5NOV15	0010321250	USD	(25,000,000)	(25,000,000)	16-Sep-2015	17-Sep-2015	05-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS5NOV15	0010321264	USD	(100,000,000)	(100,000,000)	16-Sep-2015	18-Sep-2015	05-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS5NOV15	0010321491	USD	(200,000,000)	(200,000,000)	18-Sep-2015	18-Sep-2015	05-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS5NOV15	0010321493	USD	(300,000,000)	(300,000,000)	18-Sep-2015	21-Sep-2015	05-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS5NOV15	0010323348	USD	(100,000,000)	(100,000,000)	28-Oct-2015	29-Oct-2015	05-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS5NOV15	0010324028	USD	(100,000,000)	(100,000,000)	04-Nov-2015	04-Nov-2015	05-Nov-2015

Page 13/15

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS5NOV15	0010324039	USD	(100,000,000)	(100,000,000)	04-Nov-2015	04-Nov-2015	05-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS5OCT15	0010317191	USD	(200,000,000)	(200,000,000)	01-Jul-2015	02-Jul-2015	05-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS5OCT15	0010317732	USD	(100,000,000)	(100,000,000)	13-Jul-2015	13-Jul-2015	05-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS5OCT15	0010319428	USD	(300,000,000)	(300,000,000)	12-Aug-2015	13-Aug-2015	05-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS5OCT15	0010321557	USD	(750,000,000)	(750,000,000)	23-Sep-2015	23-Sep-2015	05-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS5OCT15	0010322068	USD	(100,000,000)	(100,000,000)	02-Oct-2015	02-Oct-2015	05-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS5OCT15	0010322069	USD	(100,000,000)	(100,000,000)	02-Oct-2015	02-Oct-2015	05-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS6NOV15	0010321541	USD	(150,000,000)	(150,000,000)	22-Sep-2015	22-Sep-2015	06-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS6NOV15	0010322813	USD	(61,000,000)	(61,000,000)	15-Oct-2015	15-Oct-2015	06-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS6NOV15	0010323029	USD	(50,000,000)	(50,000,000)	20-Oct-2015	20-Oct-2015	06-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS6NOV15	0010324154	USD	(100,000,000)	(100,000,000)	05-Nov-2015	05-Nov-2015	06-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS6NOV15	0010324158	USD	(100,000,000)	(100,000,000)	05-Nov-2015	05-Nov-2015	06-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS6OCT15	0010317330	USD	(200,000,000)	(200,000,000)	07-Jul-2015	08-Jul-2015	06-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS6OCT15	0010317835	USD	(100,000,000)	(100,000,000)	14-Jul-2015	15-Jul-2015	06-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS6OCT15	0010318073	USD	(100,000,000)	(100,000,000)	16-Jul-2015	16-Jul-2015	06-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS6OCT15	0010318471	USD	(8,321,000)	(8,321,000)	30-Jul-2015	30-Jul-2015	06-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS6OCT15	0010319425	USD	(13,000,000)	(13,000,000)	12-Aug-2015	12-Aug-2015	06-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS6OCT15	0010321558	USD	(750,000,000)	(750,000,000)	23-Sep-2015	24-Sep-2015	06-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS6OCT15	0010322091	USD	(100,000,000)	(100,000,000)	05-Oct-2015	05-Oct-2015	06-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS6OCT15	0010322092	USD	(75,000,000)	(75,000,000)	05-Oct-2015	05-Oct-2015	06-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS7DEC15	0010324153	USD	(25,000,000)	(25,000,000)	05-Nov-2015	05-Nov-2015	07-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS7DEC15	0010326147	USD	(100,000,000)	(100,000,000)	04-Dec-2015	04-Dec-2015	07-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS7DEC15	0010326148	USD	(100,000,000)	(100,000,000)	04-Dec-2015	04-Dec-2015	07-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS7OCT15	0010322070	USD	(500,000,000)	(500,000,000)	02-Oct-2015	06-Oct-2015	07-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS7OCT15	0010322153	USD	(100,000,000)	(100,000,000)	06-Oct-2015	06-Oct-2015	07-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS8DEC15	0010320752	USD	(24,000,000)	(24,000,000)	08-Sep-2015	08-Sep-2015	08-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS8DEC15	0010322967	USD	(12,000,000)	(12,000,000)	19-Oct-2015	19-Oct-2015	08-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS8DEC15	0010323960	USD	(100,000,000)	(100,000,000)	03-Nov-2015	03-Nov-2015	08-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS8DEC15	0010326238	USD	(100,000,000)	(100,000,000)	07-Dec-2015	07-Dec-2015	08-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS8DEC15	0010326265	USD	(100,000,000)	(100,000,000)	07-Dec-2015	07-Dec-2015	08-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS8OCT15	0010318180	USD	(30,000,000)	(30,000,000)	21-Jul-2015	23-Jul-2015	08-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS8OCT15	0010320704	USD	(200,000,000)	(200,000,000)	04-Sep-2015	09-Sep-2015	08-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS8OCT15	0010320755	USD	(100,000,000)	(100,000,000)	08-Sep-2015	09-Sep-2015	08-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS8OCT15	0010320759	USD	(200,000,000)	(200,000,000)	08-Sep-2015	09-Sep-2015	08-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS8OCT15	0010322287	USD	(100,000,000)	(100,000,000)	07-Oct-2015	07-Oct-2015	08-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS8OCT15	0010322288	USD	(100,000,000)	(100,000,000)	07-Oct-2015	07-Oct-2015	08-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS9DEC15	0010323420	USD	(100,000,000)	(100,000,000)	29-Oct-2015	30-Oct-2015	09-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS9DEC15	0010324031	USD	(500,000,000)	(500,000,000)	04-Nov-2015	05-Nov-2015	09-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS9DEC15	0010326624	USD	(100,000,000)	(100,000,000)	08-Dec-2015	08-Dec-2015	09-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS9DEC15	0010326625	USD	(6,795,000)	(6,795,000)	08-Dec-2015	08-Dec-2015	09-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS9DEC15	0010326626	USD	(100,000,000)	(100,000,000)	08-Dec-2015	08-Dec-2015	09-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS9NOV15	0010319801	USD	(17,000,000)	(17,000,000)	24-Aug-2015	24-Aug-2015	09-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS9NOV15	0010321478	USD	(25,000,000)	(25,000,000)	18-Sep-2015	18-Sep-2015	09-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS9NOV15	0010321486	USD	(10,000,000)	(10,000,000)	18-Sep-2015	18-Sep-2015	09-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS9NOV15	0010321488	USD	(25,000,000)	(25,000,000)	18-Sep-2015	18-Sep-2015	09-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS9NOV15	0010321498	USD	(100,000,000)	(100,000,000)	18-Sep-2015	18-Sep-2015	09-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS9NOV15	0010321485	USD	(100,000,000)	(100,000,000)	18-Sep-2015	21-Sep-2015	09-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS9NOV15	0010321492	USD	(200,000,000)	(200,000,000)	18-Sep-2015	21-Sep-2015	09-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS9NOV15	0010321497	USD	(6,400,000)	(6,400,000)	18-Sep-2015	21-Sep-2015	09-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS9NOV15	0010324235	USD	(100,000,000)	(100,000,000)	06-Nov-2015	06-Nov-2015	09-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS9NOV15	0010324264	USD	(100,000,000)	(100,000,000)	06-Nov-2015	06-Nov-2015	09-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS9OCT15	0010317704	USD	(25,000,000)	(25,000,000)	10-Jul-2015	13-Jul-2015	09-Oct-2015

Page 14/15

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS9OCT15	0010320740	USD	(300,000,000)	(300,000,000)	04-Sep-2015	09-Sep-2015	09-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS9OCT15	0010322375	USD	(100,000,000)	(100,000,000)	08-Oct-2015	08-Oct-2015	09-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS9OCT15	0010322463	USD	(100,000,000)	(100,000,000)	08-Oct-2015	08-Oct-2015	09-Oct-2015

Sub-total Matured Borrowings - United States Dollar			(32,562,514,000)	(32,562,514,000)

Nigerian Naira
BOND/SELL NGN/IBRD/GDIF/1015NGN10.00	0000013696	NGN	(9,000,000,000)	(45,169,380)	19-Mar-2015	26-Mar-2015	28-Oct-2015

Sub-total Matured Borrowings - Nigerian Naira			(9,000,000,000)	(45,169,380)

Total Matured Borrowings				(32,607,683,380)

Page 15/15